Consolidated Financial Statements

146	Management’s Responsibility for Financial Information

147	Independent Auditors’ Reports of Registered Public Accounting Firm

152	Consolidated Statement of Financial Position

153	Consolidated Statement of Income

154	Consolidated Statement of Comprehensive Income

155	Consolidated Statement of Changes in Equity

156	Consolidated Statement of Cash Flows

157	Notes to the 2021 Consolidated Financial Statements

2021 Scotiabank Annual Report
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Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of Scotiabank’s Code of Conduct throughout the Bank.
Management, under the supervision of and the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.
The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2021 and October 31, 2020 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2021 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States) and the effectiveness of internal control over financial reporting and have expressed their opinions upon completion of such audits in the reports to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Brian J. Porter
President and Chief Executive Officer
Raj Viswanathan
Group Head and Chief Financial Officer

Toronto, Canada
November 30, 2021

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Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of The Bank of Nova Scotia
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of The Bank of Nova Scotia (the Bank) as at October 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of October 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 30, 2021 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
(i) Assessment of Allowance for Credit Losses on Financial Assets (ACL)
Refer to Notes 3 and 13 to the consolidated financial statements.
The Bank’s ACL was $5,626 million as at October 31, 2021. The Bank applies a three-stage approach to measure the ACL, using an expected credit loss (ECL) approach as required under IFRS 9 Financial Instruments. The Bank’s ACL calculations are outputs of complex models. The ACL calculation reflects a probability-weighted outcome that considers multiple scenarios based on the Bank’s view of forecasts of future events and economic conditions. The probability of default (PD), loss given default (LGD) and exposure at default (EAD) inputs used to estimate ACL are modeled based on macroeconomic variables that are most closely related with credit losses in the relevant portfolio. The Bank assesses when there has been a significant increase in credit risk subsequent to origination or where the financial asset is in default. If there has been a significant increase in credit risk or the financial asset is in default, lifetime ACL is recorded; otherwise, ACL equal to 12 month expected credit losses is recorded. The estimation of ECL for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions as well as forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment. Qualitative adjustments or overlays may also be recorded by the Bank using expert credit judgment where the inputs and models do not capture all relevant risk factors.
We identified the assessment of the ACL as a critical audit matter. Significant auditor judgment was required because of the use of complex models and the high degree of measurement uncertainty due to the significant judgments inherent in the Bank’s methodology such as judgments about forward-looking information, including the impact of the
COVID-19
pandemic. These judgments impact certain inputs, assumptions, qualitative adjustments or overlays, and the determination of when there has been a significant increase in credit risk. The assessment of the ACL also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. This required specialized skills, industry knowledge, and relevant experience.
The following are the primary procedures we performed to address this critical audit matter. With the involvement of our credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s ACL process. This included internal controls related to: (1) periodic validation and performance monitoring of models used to derive key modeled inputs into the ACL calculation being PD, LGD and EAD; (2) benchmarking of certain macroeconomic variables, model validation associated with the derivation of the remaining variables and review of the alternative scenarios and probability weights used in the ACL models; (3) the methodology to determine whether there has been a significant increase in credit risk; and (4) the methodology and assumptions used in the determination of qualitative adjustments or overlays. Additionally, for non-retail
loans, we tested certain internal controls related to loan reviews over the determination of loan risk grades. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience who assisted in: (1) evaluating the methodology and models used to derive key modeled inputs into the ACL calculation being PD, LGD and EAD and the determination of whether there has been a significant increase in credit risk; (2) assessing the appropriateness of certain underlying macroeconomic variables against external economic data, evaluating the model used to derive other macroeconomic variables and evaluating the assumptions associated with the alternative economic scenarios and the related probabilities; and (3) assessing the qualitative adjustments or overlays by applying our knowledge of the industry and credit judgment

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

to evaluate the appropriateness of the Bank’s underlying methodology and assumptions. Additionally, for a selection of non-retail
loans, we evaluated the Bank’s assigned credit risk ratings to loans against the Bank’s borrower risk rating scale.
(ii) Assessment of the Measurement of Fair Value of Certain Financial Instruments
Refer to Notes 3 and 7 to the consolidated financial statements.
The Bank measures $246,411 million of financial assets and $105,825 million of financial liabilities as at October 31, 2021 at fair value on a recurring basis. Where financial instruments trade in inactive markets or when using internal models where observable parameters do not exist, significant management judgment is required for valuation purposes. The valuation techniques used in determining the fair value of financial instruments include internal models and net asset valuations. The significant unobservable inputs used in the Bank’s valuation techniques include General Partner valuations per financial statements (NAVs), interest rate and equity volatility (volatility) and correlation.
We identified the assessment of the measurement of fair value for certain financial instruments as a critical audit matter. Significant auditor judgment was required due to the high degree of estimation uncertainty associated with the fair value of certain financial assets and financial liabilities. Significant and subjective auditor judgment was required to evaluate the results of audit procedures related to the valuation techniques, including significant unobservable inputs and the methodology used to develop the internal models.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s processes to determine the fair value of certain financial instruments with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to: (1) model validation at inception and periodically; (2) review of NAVs; (3) independent price verification, including assessment of rate sources; and (4) segregation of duties and access controls. With the involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, we tested the fair value of a sample of certain financial instruments. Depending on the nature of the financial instruments, we did this by comparing the NAV to external information or by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank.
(iii) Assessment of Uncertain Tax Provisions
Refer to Notes 3 and 27 to the consolidated financial statements.
The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate.
We identified the assessment of uncertain tax provisions as a critical audit matter because there is a high degree of subjectivity and complex auditor judgment required in assessing the Bank’s interpretation of tax law and its best estimate of the ultimate resolution of tax positions. This required specialized skills, industry knowledge and relevant experience, to apply audit procedures and evaluate the results of those audit procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s income tax uncertainties process with the involvement of taxation professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to the (1) identification of tax uncertainties, including the interpretation of tax law and (2) determination of the best estimate of the provision required to settle these tax uncertainties. We involved tax professionals with specialized skills and knowledge, who assisted in (1) evaluating the Bank’s interpretations of tax laws by developing an independent assessment based on our understanding and interpretation of tax laws and considering its impact on the measurement, if applicable, of the uncertain tax provisions; (2) reading and evaluating advice obtained by the Bank from external specialists, and considering its impact on the measurement, if applicable, of the uncertain tax provisions; and (3) inspecting correspondence and settlement documents with applicable taxation authorities, including assessment of the impact of the expiration of statutes of limitations.

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Bank’s auditor since 2006 and as joint auditor for 14 years prior to that.
Toronto, Canada
November 30, 2021

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2021	2020
Assets
Cash and deposits with financial institutions	6		$86,323	$76,460
Precious metals			755	1,181
Trading assets
Securities	8	(a)	137,148	108,331
Loans	8	(b)	8,113	8,352
Other			1,051	1,156
			146,312	117,839
Securities purchased under resale agreements and securities borrowed			127,739	119,747
Derivative financial instruments	10		42,302	45,065
Investment securities	12		75,199	111,389
Loans
Residential mortgages	13		319,678	284,684
Personal loans	13		91,540	93,758
Credit cards	13		12,450	14,797
Business and government	13		218,944	217,663
			642,612	610,902
Allowance for credit losses	13	(e)	5,626	7,639
			636,986	603,263
Other
Customers’ liability under acceptances, net of allowance			20,404	14,228
Property and equipment	16		5,621	5,897
Investments in associates	17		2,604	2,475
Goodwill and other intangible assets	18		16,604	17,015
Deferred tax assets	27	(c)	2,051	2,185
Other assets	19		21,944	19,722
			69,228	61,522
			$1,184,844	$1,136,466
Liabilities
Deposits
Personal	20		$243,551	$246,135
Business and government	20		511,348	464,619
Financial institutions	20		42,360	40,084
			797,259	750,838
Financial instruments designated at fair value through profit or loss	9		22,493	18,899
Other
Acceptances			20,441	14,305
Obligations related to securities sold short			40,954	31,902
Derivative financial instruments	10		42,203	42,247
Obligations related to securities sold under repurchase agreements and securities lent			123,469	137,763
Subordinated debentures	21		6,334	7,405
Other liabilities	22		58,799	62,604
			292,200	296,226
			1,111,952	1,065,963
Equity
Common equity
Common shares	24	(a)	18,507	18,239
Retained earnings			51,354	46,345
Accumulated other comprehensive income (loss)			(5,333)	(2,125)
Other reserves			222	360
Total common equity			64,750	62,819
Preferred shares and other equity instruments	24	(b)	6,052	5,308
Total equity attributable to equity holders of the Bank			70,802	68,127
Non-controlling interests in subsidiaries	31	(b)	2,090	2,376
			72,892	70,503
			$1,184,844	$1,136,466

Aaron W. Regent	Brian J. Porter
Chairman of the Board	President and Chief Executive Officer
The accompanying notes are an integral part of these consolidated financial statements.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note		2021	2020	2019
Revenue
Interest income (1)	32
Loans			$23,159	$26,977	$29,116
Securities			1,467	2,035	2,238
Securities purchased under resale agreements and securities borrowed			178	286	502
Deposits with financial institutions			182	414	928
			24,986	29,712	32,784
Interest expense	32
Deposits			6,465	10,731	13,871
Subordinated debentures			180	240	294
Other (2)			1,380	1,421	1,442
			8,025	12,392	15,607
Net interest income			16,961	17,320	17,177
Non-interest income
Card revenues			749	789	977
Banking services fees			1,598	1,540	1,812
Credit fees			1,485	1,348	1,316
Mutual funds			2,394	1,945	1,849
Brokerage fees			1,039	902	876
Investment management and trust			994	946	1,050
Underwriting and other advisory			724	690	497
Non-trading foreign exchange			787	708	667
Trading revenues	33		2,033	2,411	1,488
Net gain on sale of investment securities	12	(e)	419	607	351
Net income from investments in associated corporations	17		339	242	650
Insurance underwriting income, net of claims			398	497	676
Other fees and commissions			677	688	949
Other			655	703	699
			14,291	14,016	13,857
Total revenue			31,252	31,336	31,034
Provision for credit losses	13	(e)	1,808	6,084	3,027
			29,444	25,252	28,007
Non-interest expenses
Salaries and employee benefits			8,541	8,624	8,443
Premises and technology (2)			2,351	2,408	2,807
Depreciation and amortization (2)			1,511	1,546	1,053
Communications			369	418	459
Advertising and business development			404	445	625
Professional			789	753	861
Business and capital taxes			511	517	515
Other			2,142	2,145	1,974
			16,618	16,856	16,737
Income before taxes			12,826	8,396	11,270
Income tax expense	27		2,871	1,543	2,472
Net income			$9,955	$6,853	$8,798
Net income attributable to non-controlling interests in subsidiaries	31	(b)	331	75	408
Net income attributable to equity holders of the Bank			$9,624	$6,778	$8,390
Preferred shareholders and other equity instrument holders			233	196	182
Common shareholders			$9,391	$6,582	$8,208
Earnings per common share (in dollars)
Basic	34		$7.74	$5.43	$6.72
Diluted	34		7.70	5.30	6.68
Dividends paid per common share (in dollars)	24	(a)	3.60	3.60	3.49

(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $24,547 for the year ended October 31, 2021 (October 31, 2020 – $29,173; October 31, 2019 – $32,436).

(2)	The amounts for the years ended October 31, 2021 and October 31, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated.
The accompanying notes are an integral part of these consolidated financial statements.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2021	2020	2019
Net income	$9,955	$6,853	$8,798
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(4,515)	(2,433)	(626)
Net gains (losses) on hedges of net investments in foreign operations	1,307	347	(232)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(31)	62	21
Net gains (losses) on hedges of net investments in foreign operations	343	91	(60)
	(3,520)	(2,239)	(819)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(1,341)	1,495	1,265
Reclassification of net (gains) losses to net income	522	(1,091)	(1,150)
Income tax expense (benefit):
Net gains (losses) in fair value	(346)	387	308
Reclassification of net (gains) losses to net income	127	(276)	(298)
	(600)	293	105
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(1,267)	2,543	361
Reclassification of net (gains) losses to net income	176	(2,604)	596
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(471)	689	86
Reclassification of net (gains) losses to net income	186	(718)	163
	(806)	(32)	708
Other comprehensive income (loss) from investments in associates	37	(2)	103
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	1,815	(620)	(1,096)
Income tax expense (benefit)	480	(155)	(281)
	1,335	(465)	(815)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	532	(122)	121
Income tax expense (benefit)	124	(37)	26
	408	(85)	95
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(270)	(404)	11
Income tax expense (benefit)	(71)	(106)	3
	(199)	(298)	8
Other comprehensive income (loss) from investments in associates	5	(8)	(10)
Other comprehensive income (loss)	(3,340)	(2,836)	(625)
Comprehensive income	$6,615	$4,017	$8,173
Comprehensive income (loss) attributable to non-controlling interests	125	(93)	205
Comprehensive income attributable to equity holders of the Bank	$6,490	$4,110	$7,968
Preferred shareholders and other equity instrument holders	233	196	182
Common shareholders	$6,257	$3,914	$7,786
The accompanying notes are an integral part of these consolidated financial statements.

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  2021 Scotiabank Annual Report

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
($ millions)	Common shares (Note 24)	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves		Total common equity	Preferred shares and other equity instruments (Note 24)	Total attributable to equity holders	Non- controlling interests in subsidiaries (Note 31(b))		Total
Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360		$62,819	$5,308	$68,127	$2,376		$70,503
Net income	–	9,391	–	–	–	–	–	–		9,391	233	9,624	331		9,955
Other comprehensive income (loss)	–	–	(3,322)	(600)	460	(844)	1,172	–		(3,134)	–	(3,134)	(206)		(3,340)
Total comprehensive income	$–	$9,391	$(3,322)	$(600)	$460	$(844)	$1,172	$–		$6,257	$233	$6,490	$125		$6,615
Shares/instruments issued	268	–	–	–	–	–	–	(25)		243	2,003	2,246	–		2,246
Shares repurchased/redeemed	–	–	–	–	–	–	–	–		–	(1,259)	(1,259)	–		(1,259)
Dividends and distributions paid to equity holders	–	(4,371)	–	–	–	–	–	–		(4,371)	(233)	(4,604)	(123)		(4,727)
Share-based payments (3)	–	–	–	–	–	–	–	7		7	–	7	–		7
Other	–	(11)	(59)	–	(6)	(9)	–	(120	) (4)	(205)	–	(205)	(288	) (4)	(493)
Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222		$64,750	$6,052	$70,802	$2,090		$72,892

Balance as at October 31, 2019	$18,264	$44,439	$800	$37	$(55)	$650	$(862)	$365		$63,638	$3,884	$67,522	$2,670		$70,192
Net income	–	6,582	–	–	–	–	–	–		6,582	196	6,778	75		6,853
Other comprehensive income (loss)	–	–	(2,128)	293	(81)	(11)	(741)	–		(2,668)	–	(2,668)	(168)		(2,836)
Total comprehensive income	$–	$6,582	$(2,128)	$293	$(81)	$(11)	$(741)	$–		$3,914	$196	$4,110	$(93)		$4,017
Shares/instruments issued	59	–	–	–	–	–	–	(9)		50	1,689	1,739	–		1,739
Shares repurchased/redeemed	(84)	(330)	–	–	–	–	–	–		(414)	(265)	(679)	–		(679)
Dividends and distributions paid to equity holders	–	(4,363)	–	–	–	–	–	–		(4,363)	(196)	(4,559)	(148)		(4,707)
Share-based payments (3)	–	–	–	–	–	–	–	5		5	–	5	–		5
Other	–	17	–	–	(27)	–	–	(1)		(11)	–	(11)	(53	) (4)	(64)
Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360		$62,819	$5,308	$68,127	$2,376		$70,503

Balance as at October 31, 2018	$18,234	$41,414	$1,441	$(68)	$(126)	$(121)	$(134)	$404		$61,044	$4,184	$65,228	$2,452		$67,680
Cumulative effect of adopting IFRS 15	–	(58)	–	–	–	–	–	–		(58)	–	(58)	–		(58)
Balance as at November 1, 2018	18,234	41,356	1,441	(68)	(126)	(121)	(134)	404		60,986	4,184	65,170	2,452		67,622
Net income	–	8,208	–	–	–	–	–	–		8,208	182	8,390	408		8,798
Other comprehensive income (loss)	–	–	(641)	105	71	771	(728)	–		(422)	–	(422)	(203)		(625)
Total comprehensive income	$–	$8,208	$(641)	$105	$71	$771	$(728)	$–		$7,786	$182	$7,968	$205		$8,173
Shares issued	255	–	–	–	–	–	–	(37)		218	–	218	–		218
Shares repurchased/redeemed	(225)	(850)	–	–	–	–	–	–		(1,075)	(300)	(1,375)	–		(1,375)
Dividends and distributions paid to equity holders	–	(4,260)	–	–	–	–	–	–		(4,260)	(182)	(4,442)	(150)		(4,592)
Share-based payments (3)	–	–	–	–	–	–	–	7		7	–	7	–		7
Other	–	(15)	–	–	–	–	–	(9)		(24)	–	(24)	163	(4)	139
Balance as at October 31, 2019	$18,264	$44,439	$800	$37	$(55)	$650	$(862)	$365		$63,638	$3,884	$67,522	$2,670		$70,192

(1)	Includes undistributed retained earnings of $60 (2020 – $64; 2019 – $61) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 26).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions (refer to Note 37).
The accompanying notes are an integral part of these consolidated financial statements

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2021 (1)	2020 (1)	2019
Cash flows from operating activities
Net income	$9,955	$6,853	$8,798
Adjustment for:
Net interest income	(16,961)	(17,320)	(17,177)
Depreciation and amortization	1,511	1,546	1,053
Provision for credit losses	1,808	6,084	3,027
Equity-settled share-based payment expense	7	5	7
Net gain on sale of investment securities	(419)	(607)	(351)
Net (gain)/loss on divestitures	9	(307)	125
Net income from investments in associated corporations	(339)	(242)	(650)
Income tax expense	2,871	1,543	2,472
Changes in operating assets and liabilities:
Trading assets	(33,995)	9,945	(27,514)
Securities purchased under resale agreements and securities borrowed	(14,202)	12,781	(27,235)
Loans	(55,748)	(25,486)	(44,337)
Deposits	78,569	27,982	60,705
Obligations related to securities sold short	10,078	1,195	(1,694)
Obligations related to securities sold under repurchase agreements and securities lent	(7,709)	11,722	22,727
Net derivative financial instruments	2,123	(1,949)	1,964
Other, net	(5,300)	7,527	(8,881)
Dividends received	969	824	520
Interest received	25,425	29,572	32,696
Interest paid	(8,766)	(13,042)	(15,322)
Income tax paid	(2,693)	(1,962)	(2,958)
Net cash from/(used in) operating activities	(12,807)	56,664	(12,025)
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(15,006)	(30,346)	18,014
Purchase of investment securities	(72,259)	(147,629)	(89,018)
Proceeds from sale and maturity of investment securities	103,765	119,033	86,956
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash	(717)	3,938	20
Property and equipment, net of disposals	(462)	(771)	(186)
Other, net	(624)	(684)	(568)
Net cash from/(used in) investing activities	14,697	(56,459)	15,218
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	–	3,250
Redemption/repurchase of subordinated debentures	(750)	(9)	(1,771)
Proceeds from preferred shares and other equity instruments issued	2,003	1,689	–
Redemption of preferred shares	(1,259)	(265)	(300)
Proceeds from common shares issued	268	59	255
Common shares purchased for cancellation	–	(414)	(1,075)
Cash dividends and distributions paid	(4,604)	(4,559)	(4,442)
Distributions to non-controlling interests	(123)	(148)	(150)
Payment of lease liabilities	(344)	(345)	–
Other, net	2,032	4,135	2,945
Net cash from/(used in) financing activities	(2,777)	143	(1,288)
Effect of exchange rate changes on cash and cash equivalents	(543)	(129)	2
Net change in cash and cash equivalents	(1,430)	219	1,907
Cash and cash equivalents at beginning of year (2)	11,123	10,904	8,997
Cash and cash equivalents at end of year (2)	$9,693	$11,123	$10,904

(1)	The amounts for the years ended October 31, 2021 and October 31, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated.
(2)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 6).
The accompanying notes are an integral part of these consolidated financial statements.

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  2021 Scotiabank Annual Report

Notes to the 2021 Consolidated Financial Statements

Page	Note

158	1	Reporting entity

158	2	Basis of preparation

159	3	Significant accounting policies

173	4	Interest rate benchmark reform

175	5	Future accounting developments

175	6	Cash and deposits with financial institutions

175	7	Fair value of financial instruments

181	8	Trading assets

182	9	Financial instruments designated at fair value through profit or loss

183	10	Derivative financial instruments

191	11	Offsetting financial assets and financial liabilities

192	12	Investment securities

194	13	Loans, impaired loans and allowance for credit losses

204	14	Derecognition of financial assets

205	15	Structured entities

208	16	Property and equipment

208	17	Investments in associates

209	18	Goodwill and other intangible assets

211	19	Other assets

Page	Note

211	20	Deposits

212	21	Subordinated debentures

212	22	Other liabilities

213	23	Provisions

213	24	Common shares, preferred shares and other equity instruments

216	25	Capital management

216	26	Share-based payments

219	27	Corporate income taxes

221	28	Employee benefits

226	29	Operating segments

229	30	Related party transactions

230	31	Principal subsidiaries and non-controlling interests in subsidiaries

231	32	Interest income and expense

231	33	Trading revenues

232	34	Earnings per share

232	35	Guarantees, commitments and pledged assets

233	36	Financial instruments – risk management

241	37	Acquisitions and divestitures

2021 Scotiabank Annual Report
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Consolidated Financial Statements

1	Reporting Entity
The Bank of Nova Scotia (the Bank) is a chartered Schedule I bank under the Bank Act (Canada) (the Bank Act) and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.

2	Basis of Preparation
Statement of compliance
These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.
The consolidated financial statements for the year ended October 31, 2021 have been approved by the Board of Directors for issue on November 30, 2021.
Certain comparative amounts have been restated to conform with the basis of presentation in the current year.
Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Equity instruments designated at fair value through other comprehensive income
•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Management’s use of estimates, assumptions and judgments
The Bank’s accounting policies require estimates, assumptions and judgments that relate to matters that are inherently uncertain. The Bank has established procedures to ensure that accounting policies are applied consistently. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised.
Use of estimates and assumptions
The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, and other comprehensive income and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas of estimation uncertainty include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, goodwill and intangible assets, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets, derecognition of financial assets and liabilities and provisions. The
COVID-19
virus continues to have ongoing fading impacts on the markets in which the Bank operates. Sectors in several countries most heavily impacted by COVID-19 since its outset continue to operate below pre-pandemic levels giving rise to elevated uncertainties. The Bank has utilized estimates, assumptions and judgments that reflect this uncertainty. While management makes its best estimates and assumptions, actual results could differ from these and other estimates.
Significant judgments
In the preparation of these consolidated financial statements, management is required to make significant judgments in the classification and presentation of transactions and instruments and accounting for involvement with other entities.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

Significant estimates, assumptions and judgments have been made in the following areas and are discussed as noted in the consolidated financial statements:

Allowance for credit losses	Note 3 Note 13(d)

Fair value of financial instruments	Note 3 Note 7

Corporate income taxes	Note 3 Note 27

Employee benefits	Note 3 Note 28

Goodwill and intangible assets	Note 3 Note 18

Fair value of all identifiable assets and liabilities as a result of business combinations	Note 3 Note 37

Impairment of investment securities	Note 3 Note 12

Impairment of non-financial assets	Note 3 Note 16

Structured entities	Note 3 Note 15

De facto control of other entities	Note 3 Note 31

Derecognition of financial assets and liabilities	Note 3 Note 14

Provisions	Note 3 Note 23

3	Significant Accounting Policies
The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements, with the exception of the adoption of IFRS 16, effective November 1, 2019.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint arrangements. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For the Bank to control an entity, all of the three elements of control should be in existence:

•	power over the investee;
•	exposure, or rights, to variable returns from involvement with the investee; and
•	the ability to use power over the investee to affect the amount of the Bank’s returns.
The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control has changed.
Voting-interest subsidiaries
Control is presumed with an ownership interest of more than 50% of the voting rights in an entity unless there are other factors that indicate that the Bank does not control the entity despite having more than 50% of voting rights.
The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

•	by virtue of an agreement, over more than half of the voting rights;
•	to govern the financial and operating policies of the entity under a statute or an agreement;
•	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
•
to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Non-controlling
interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to equity holders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling
interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.
Structured entities
Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank may become involved with structured entities either at the formation stage or at a later date. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

The Bank consolidates all structured entities that it controls.
Investments in associates
An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity.
Investments in associates are recognized initially at cost, which includes the purchase price and other costs directly attributable to the purchase. Associates are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the associate’s equity.
Investments in associates are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.
For purposes of applying the equity method for an investment that has a different reporting period from the Bank, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and the reporting date of the Bank.
Joint arrangements
The Bank’s investments in joint arrangements over which the Bank has joint control are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.
Similar to accounting for investment in associates, for joint ventures, investments are recognized initially at cost and accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the joint venture’s equity. Investments in joint ventures are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.
For joint operations, the Bank recognizes its direct rights to, and its share of jointly held assets, liabilities, revenues and expenses of joint operations. These have been incorporated in the consolidated financial statements under the appropriate headings.
Translation of foreign currencies
The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.
Translation gains and losses related to the Bank’s monetary items are recognized in non-interest
income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates. Foreign currency non-monetary
items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary
items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary
items are recognized in the Consolidated Statement of Income or Consolidated Statement of Comprehensive Income consistent with the gain or loss on the non-monetary
item.
Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in other comprehensive income in the Consolidated Statement of Comprehensive Income. On disposal or meeting the definition of partial disposal of a foreign operation, an appropriate portion of the translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income.
Financial assets and liabilities
Recognition and initial measurement
The Bank, on the date of origination or purchase, recognizes loans, debt and equity securities, deposits and subordinated debentures at the fair value of consideration paid.
Regular-way
purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.
The initial measurement of a financial asset or liability is at fair value plus transaction costs that are directly attributable to its purchase or issuance. For instruments measured at fair value through profit or loss, transaction costs are recognized immediately in profit or loss.
Classification and measurement, derecognition, and impairment of financial instruments
Classification and measurement
Classification and measurement of financial assets
Financial assets include both debt and equity instruments, and are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL);
•	Elected at fair value through other comprehensive income (Equities only); or
•	Designated at FVTPL
Debt instruments
Debt instruments, including loans and debt securities, are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL); or
•	Designated at FVTPL
Classification of debt instruments is determined based on:

(i)	The business model under which the asset is held; and
(ii)	The contractual cash flow characteristics of the instrument.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

Business model assessment
Business model assessment involves determining how financial assets are managed in order to generate cash flows. The Bank’s business model assessment is based on the following categories:

•	Held to collect: The objective of the business model is to hold assets and collect contractual cash flows. Any sales of the asset are incidental to the objective of the model.
•	Held to collect and for sale: Both collecting contractual cash flows and sales are integral to achieving the objectives of the business model.
•	Other business model: The business model is neither held-to-collect nor held-to-collect and for sale.
The Bank assesses business model at a portfolio level reflective of how groups of assets are managed together to achieve a particular business objective. For the assessment of a business model, the Bank takes into consideration the following factors:

•	How the performance of assets in a portfolio is evaluated and reported to group heads and other key decision makers within the Bank’s business lines;
•	How compensation is determined for the Bank’s business lines’ management that manages the assets;
•	How the business lines’ management is compensated for managing the Bank’s assets based on the fair value or the contractual cash flows collected;
•	Whether the assets are held for trading purposes;
•	The risks that affect the performance of assets held within a business model and how those risks are managed; and
•	The frequency and volume of sales in prior periods and expectations about future sales activity.
Contractual cash flow characteristics assessment
The contractual cash flow characteristics assessment involves assessing the contractual features of an instrument to determine if they give rise to cash flows that are consistent with a basic lending arrangement. Contractual cash flows are consistent with a basic lending arrangement if they represent cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).
Principal is defined as the fair value of the instrument at initial recognition. Principal may change over the life of the instrument due to repayments or amortization of premium/discount.
Interest is defined as the consideration for the time value of money and the credit risk associated with the principal amount outstanding and for other basic lending risks and costs (liquidity risk and administrative costs), and a profit margin.
If the Bank identifies any contractual features that could significantly modify the cash flows of the instrument such that they are no longer consistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.
Debt instruments measured at amortized cost
Debt instruments are measured at amortized cost if they are held within a business model whose objective is to hold for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. After initial measurement, debt instruments in this category are carried at amortized cost. Interest income on these instruments is recognized in interest income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate.
Impairment on debt instruments measured at amortized cost is calculated using the expected credit loss approach. Loans and debt securities measured at amortized cost are presented net of the allowance for credit losses (ACL) in the Statement of Financial Position.
Debt instruments measured at FVOCI
Debt instruments are measured at FVOCI if they are held within a business model whose objective is to hold for collection of contractual cash flows and for selling financial assets, where the assets’ cash flows represent payments that are solely payments of principal and interest. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive income (OCI), unless the instrument is designated in a fair value hedge relationship. When designated in a fair value hedge relationship, any changes in fair value due to changes in the hedged risk are recognized in
Non-interest
income in the Consolidated Statement of Income, along with changes in fair value of the hedging instrument. Upon derecognition, realized gains and losses are reclassified from OCI and recorded in
Non-interest
income in the Consolidated Statement of Income. Foreign exchange gains and losses that relate to the amortized cost of the debt instrument are recognized in the Consolidated Statement of Income. Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to Interest income in the Consolidated Statement of Income using the effective interest rate method.
Impairment on debt instruments measured at FVOCI is determined using the expected credit loss approach. The ACL on debt instruments measured at FVOCI does not reduce the carrying amount of the asset in the Consolidated Statement of Financial Position, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortised cost is recognised in OCI with a corresponding charge to Provision for credit losses in the Consolidated Statement of Income. The accumulated allowance recognised in OCI is recycled to the Consolidated Statement of Income upon derecognition of the debt instrument.
Debt instruments measured at FVTPL
Debt instruments are measured at FVTPL if assets:

(i)	are held for trading purposes;
(ii)	are held as part of a portfolio managed on a fair value basis; or
(iii)	whose cash flows do not represent payments that are solely payments of principal and interest.
These instruments are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income as part of
Non-interest
income. Realized and unrealized gains and losses are recognized as part of
Non-interest
income in the Consolidated Statement of Income.
Debt instruments designated at FVTPL
Financial assets classified in this category are those that have been designated by the Bank upon initial recognition, and once designated, the designation is irrevocable. The FVTPL designation is available only for those financial assets for which a reliable estimate of fair value can be

2021 Scotiabank Annual Report
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Consolidated Financial Statements

obtained. Financial assets are designated at FVTPL if doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.
Financial assets designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value are recognized in
Non-interest
income in the Consolidated Statement of Income.
Equity instruments
Equity instruments are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL); or
•	Elected at fair value through other comprehensive income (FVOCI).
Equity instruments measured at FVTPL
Equity instruments are measured at FVTPL, unless an election is made to designate them at FVOCI upon purchase, with transaction costs recognized immediately in the Consolidated Statement of Income as part of
Non-interest
income. Subsequent to initial recognition, the changes in fair value and dividends received are recognized as part of
Non-interest
income in the Consolidated Statement of Income.
Equity instruments measured at FVOCI
At initial recognition, there is an irrevocable option for the Bank to classify non-trading
equity instruments at FVOCI. This election is used for certain equity investments for strategic or longer-term investment purposes. This election is made on an instrument-by-instrument
basis and is not available to equity instruments that are held for trading purposes.
Gains and losses on these instruments, including when derecognized/sold, are recorded in OCI and are not subsequently reclassified to the Consolidated Statement of Income. As such, there is no specific impairment requirement. Dividends received are recorded in Interest income in the Consolidated Statement of Income. Any transaction costs incurred upon purchase of the security are added to the cost basis of the security and are not reclassified to the Consolidated Statement of Income on sale of the security.
Classification and measurement of financial liabilities
Financial liabilities are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL);
•	Amortized cost; or
•	Designated at FVTPL.
Financial liabilities measured at FVTPL
Financial liabilities measured at FVTPL are held principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short term profit-taking. Financial liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value and any gains or losses recognized in the Consolidated Statement of Income as part of the non-interest
income. Transaction costs are expensed as incurred.
Financial liabilities measured at amortized cost
Deposits, subordinated notes and debentures are accounted for at amortized cost. Interest on deposits, calculated using the effective interest rate method, is recognized as interest expense. Interest on subordinated notes and debentures, including capitalized transaction costs, is recognized using the effective interest rate method as interest expense.
Financial liabilities designated at FVTPL
Financial liabilities classified in this category are those that have been designated by the Bank upon initial recognition, and once designated, the designation is irrevocable. The FVTPL designation is available only for those financial liabilities for which a reliable estimate of fair value can be obtained.
Financial liabilities are designated at FVTPL when one of the following criteria is met:

•	The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or
•	A group of financial liabilities are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management strategy; or
•	The financial liability contains one or more embedded derivatives which significantly modify the cash flows otherwise required.
Financial liabilities designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Any changes in fair value are recognized in
Non-interest
income in the Consolidated Statement of Income, except for changes in fair value arising from changes in the Bank’s own credit risk which are recognized in OCI. Changes in fair value due to changes in the Bank’s own credit risk are not subsequently reclassified to the Consolidated Statement of Income upon derecognition/extinguishment of the liabilities.
Determination of fair value
Fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
The Bank values instruments carried at fair value using quoted market prices, where available. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When a fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.
Inception gains and losses are only recognized where the valuation is dependent on observable market data; otherwise, they are deferred and amortized over the life of the related contract or until the valuation inputs become observable.
IFRS 13,
Fair Value Measurement
permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to particular market, credit or funding risk.
In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. These adjustments include those made for credit risk, bid-offer
spreads, unobservable parameters, constraints on prices in inactive or illiquid markets and when applicable funding costs.
Derecognition of financial assets and liabilities
Derecognition of financial assets
A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third-party; or the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party. Management determines whether substantially all the risk and rewards of ownership have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows remains significantly similar subsequent to the transfer, the Bank has retained substantially all of the risks and rewards of ownership.
Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the asset is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated
structured entities.
On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.
Transfers of financial assets that do not qualify for derecognition are reported as secured financings in the Consolidated Statement of Financial Position.
The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole, only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability at fair value. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.
Impairment
Scope
The Bank applies a three-stage approach to measure allowance for credit losses, using an expected credit loss approach as required under IFRS 9, for the following categories of financial instruments that are not measured at fair value through profit or loss:

•	Amortized cost financial assets;
•	Debt securities classified as at FVOCI;
•	Off-balance sheet loan commitments; and
•	Financial guarantee contracts.
Expected credit loss impairment model
The Bank’s allowance for credit losses calculations are outputs of models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfalls related to default events either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit deterioration from inception. The allowance for credit losses reflects an unbiased, probability-weighted outcome which considers multiple scenarios based on reasonable and supportable forecasts.
This impairment model measures credit loss allowances using a three-stage approach based on the extent of credit deterioration since origination:

•
Stage 1 – Where there has not been a significant increase in credit risk (SIR) since initial recognition of a financial instrument, an amount equal to 12 months expected credit loss is recorded. The expected credit loss is computed using a probability of default occurring over the next 12 months. For those instruments with a remaining maturity of less than 12 months, a probability of default corresponding to remaining term to maturity is used.

•
Stage 2 – When a financial instrument experiences a SIR subsequent to origination but is not considered to be in default, it is included in Stage 2. This requires the computation of expected credit loss based on the probability of default over the remaining estimated life of the financial instrument.

•	Stage 3 – Financial instruments that are considered to be in default are included in this stage. Similar to Stage 2, the allowance for credit losses captures the lifetime expected credit losses.
Measurement of expected credit loss
The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on macroeconomic variables that are most closely related with credit losses in the relevant portfolio.
Details of these statistical parameters/inputs are as follows:

•
PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life, if the facility has not been previously derecognized and is still in the portfolio.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

•
EAD – The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•
LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

Forward-looking information
The estimation of expected credit losses for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions as well as reasonable and supportable forecasts of future events and economic conditions. The estimation and application of forward-looking information may require significant judgment.
Macroeconomic factors
In its models, the Bank relies on a broad range of forward-looking economic information as inputs, such as: GDP growth, unemployment rates, central bank interest rates, and house-price indices. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgment.
Multiple forward-looking scenarios
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to achieve an unbiased projections and forecasts. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are created using internal and external models which are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The process involves the development of three additional economic scenarios and consideration of the relative probabilities of each outcome.
The ‘base case’ represents the most likely outcome and is aligned with information used by the Bank for other purposes such as strategic planning and budgeting. The other scenarios represent more optimistic and more pessimistic outcomes. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables, credit risk, and credit losses.
Assessment of significant increase in credit risk (SIR)
At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors.
The common assessments for SIR on retail and
non-retail
portfolios include macroeconomic outlook, management judgement, and delinquency and monitoring. Forward-looking macroeconomic factors are a key component of the macroeconomic outlook. The importance and relevance of each specific macroeconomic factor depends on the type of product, characteristics of the financial instruments and the borrower and the geographical region. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition; and natural disasters impacting certain portfolios. With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of the financial instrument has increased since initial recognition when contractual payments are more than 30 days overdue.
Retail portfolio – For retail exposures, a significant increase in credit risk cannot be assessed using forward looking information at an individual account level. Therefore, the assessment must be done at the segment level. Segment migration thresholds exist for each PD model by product which considers the proportionate change in PD as well as the absolute change in PD. The thresholds used for PD migration are reviewed and assessed at least annually, unless there is a significant change in credit risk management practices in which case the review is brought forward.
Non-retail
portfolio – The Bank uses a risk rating scale (IG codes) for its non-retail
exposures. All
non-retail
exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower
specific (i.e. macroeconomic) forward looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.
Expected life
When measuring expected credit loss, the Bank considers the maximum contractual period over which the Bank is exposed to credit risk. All contractual terms are considered when determining the expected life, including prepayment, and extension and rollover options. For certain revolving credit facilities, such as credit cards, the expected life is estimated based on the period over which the Bank is exposed to credit risk and how the credit losses are mitigated by management actions.
Presentation of allowance for credit losses in the Statement of Financial Position

•	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
•
Debt instruments measured at fair value through other comprehensive income: no allowance is recognized in the Statement of Financial Position because the carrying value of these assets is their fair value. However, the allowance determined is presented in the accumulated other comprehensive income;

•	Off-balance sheet credit risks include undrawn lending commitments, letters of credit and letters of guarantee: as a provision in other liabilities.
Modified financial assets
If the terms of a financial asset are modified or an existing financial asset is replaced with a new one, an assessment is made to determine if the existing financial asset should be derecognized. Where a modification does not result in derecognition, the date of origination continues to be used to determine SIR. Where a modification results in derecognition, the new financial asset is recognized at its fair value on the modification date. The modification date is also the date of origination for this new asset.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

The Bank may modify the contractual terms of loans for either commercial or credit reasons. The terms of a loan in good standing may be modified for commercial reasons to provide competitive pricing to borrowers. Loans are also modified for credit reasons where the contractual terms are modified to grant a concession to a borrower that may be experiencing financial difficulty.
For all financial assets modifications of the contractual terms may result in derecognition of the original asset when the changes to the terms of the loans are considered substantial. These terms include interest rate, authorized amount, term, or type of underlying collateral. The original loan is derecognized and the new loan is recognized at its fair value. The difference between the carrying value of the derecognized asset and the fair value of the new asset is recognized in the Consolidated Statement of Income.
For all loans, performing and credit-impaired, where the modification of terms did not result in the derecognition of the loan, the gross carrying amount of the modified loan is recalculated based on the present value of the modified cash flows discounted at the original effective interest rate and any gain or loss from the modification is recorded in the provision for credit losses line in the Consolidated Statement of Income.
Definition of default
The Bank considers a financial instrument to be in default as a result of one or more loss events that occurred after the date of initial recognition of the instrument and the loss event has a negative impact on the estimated future cash flows of the instrument that can be reliably estimated. This includes events that indicate:

•	significant financial difficulty of the borrower;
•	default or delinquency in interest or principal payments;
•	high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
•	measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan.
The Bank considers that default has occurred and classifies the financial asset as impaired when it is more than 90 days past due, with the exception of credit card receivables that are treated as defaulted when 180 days past due, unless reasonable and supportable information demonstrates that a more lagging default criterion is appropriate.
Write-off
policy
The Bank writes off an impaired financial asset (and the related impairment allowance), either partially or in full, when there is no realistic prospect of recovery. Where financial assets are secured, write-off
is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off
may be earlier. Credit card receivables 180 days past due are written-off.
In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses in the Consolidated Statement of Income.
Purchased loans
All purchased loans are initially measured at fair value on the date of acquisition. As a result no allowance for credit losses would be recorded in the Consolidated Statement of Financial Position on the date of acquisition. Purchased loans may fit into either of the two categories: Performing loans or Purchased Credit Impaired (PCI) loans.
Purchased performing loans follow the same accounting as originated performing loans and are reflected in Stage 1 on the date of the acquisition. They will be subject to a
12-month
allowance for credit losses which is recorded as a provision for credit losses in the Consolidated Statement of Income. The fair value adjustment set up for these loans on the date of acquisition is amortized into interest income over the life of these loans.
PCI loans are reflected in Stage 3 and are always subject to lifetime allowance for credit losses. Any changes in the expected cash flows since the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income at the end of all reporting periods subsequent to the date of acquisition.
Modification of financial instruments in the context of interest rate benchmark reform – Phase 2 amendments
Effective November 1, 2020
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost is changed as a result of interest rate benchmark reform (IBOR reform), the Bank updates the effective interest rate of the financial asset or financial liability similar to a floating rate financial instrument and does not derecognize or adjust the carrying amount (the practical expedient). The practical expedient is applied only when the modification is required as a direct consequence of IBOR reform, and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. If changes are made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by the interest rate benchmark reform, then the Bank sequentially updates the effective interest first to reflect the change required by IBOR reform and then applies its policies on modification or derecognition of financial assets and financial liabilities.
Offsetting of financial instruments
Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. When financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position, the related income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.
Cash and deposits with financial institutions
Cash and deposits with financial institutions comprises cash, cash equivalents, demand deposits with banks and other financial institutions, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value. These investments are those with less than three months maturity from the date of acquisition.
Precious metals
Precious metals are carried at fair value less costs to sell, and any changes in value are credited or charged to non-interest
income – trading revenues in the Consolidated Statement of Income.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Securities purchased and sold under resale agreements
Securities purchased under resale agreements (reverse repurchase agreements) require the purchase of securities by the Bank from a counterparty with an agreement entered to resell the securities at a fixed price at a future date. Since the Bank is reselling the securities at a fixed price at a future date, the risks and rewards have not been transferred to the Bank. The Bank has the right to liquidate the securities purchased in the event of counterparty default.
Whereas securities sold under agreements to repurchase (repurchase agreements) require the sale of securities by the Bank to a counterparty with an agreement entered simultaneously to purchase the securities back at a fixed price at a future date. Since the Bank is purchasing the securities back at a fixed price at a future date, the risks and rewards have not been transferred from the Bank. The counterparty has the right to use the collateral pledged by the Bank in the event of default.
These agreements are treated as collateralized financing arrangements and are initially recognized at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related interest income and interest expense are recorded on an accrual basis using the effective interest rate in the Consolidated Statement of Income.
Obligations related to securities sold short
Obligations related to securities sold short arise in dealing and market-making activities where debt securities and equity shares are sold without possessing such securities.
Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in non-interest
income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other, in the Consolidated Statement of Income.
Securities lending and borrowing
Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. For cash collateral advanced or received, the Bank presents these transactions as securities sold under repurchase agreement or securities purchased under reverse repurchase agreement, respectively. Interest income on cash collateral paid and interest expense on cash collateral received together with securities lending income and securities borrowing fee are reported in the Consolidated Statement of Income.
Securities borrowed are not recognized on the Consolidated Statement of Financial Position unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in non-interest
income – trading revenues, in the Consolidated Statement of Income.
Derivative instruments
Derivative instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodity prices, equity prices or other financial variables. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter
contracts. Negotiated
over-the-counter
contracts include swaps, forwards and options.
The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading
interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account.
Derivatives embedded in other financial liabilities or host contracts are treated as separate stand-alone derivatives when the following conditions are met:

•	their economic characteristics and risks are not closely related to those of the host contract;
•	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	the combined contract is not held for trading or designated at fair value through profit or loss.
Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes when conditions requiring separation are met. Subsequent changes in fair value of embedded derivatives are recognized in non-interest
income in the Consolidated Statement of Income.
All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent only on observable market data, otherwise, they are deferred and amortized over the life of the related contract, or until the valuation inputs become observable.
The gains and losses resulting from changes in fair values of trading derivatives are included in non-interest
income – trading revenues in the Consolidated Statement of Income.
Changes in the fair value of
non-trading
derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in non-interest
income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in non-interest
expenses – salaries and employee benefits in the Consolidated Statement of Income.
Changes in the fair value of derivatives that qualify for hedge accounting are recorded as non-interest
income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

Hedge accounting
The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. Also, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures”.
The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge.
The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items within an
80-125%

range. This assessment incorporates a comparison of critical terms of the hedged and hedging item, and regression analysis, in order to determine (i) whether the hedge relationship is expected to be highly effective going forward (i.e. prospective effectiveness assessment) and (ii) whether the hedge was actually highly effective for the designated period (i.e. retrospective effectiveness assessment). In assessing prospective hedge effectiveness for a hedge relationship directly impacted by the IBOR reform, the Bank will assume that the benchmark interest rate is not altered as a result of the IBOR reform. In instances of assessing retrospective hedge effectiveness where a hedge relationship directly impacted by the IBOR reform falls outside of the
80-125%
range solely as a result of the IBOR reform, the Bank will continue hedge accounting as long as other hedge accounting requirements are met.
Hedge ineffectiveness is measured and recorded in
non-interest
income – other in the Consolidated Statement of Income. When the basis for determining the contractual cash flows of existing hedge relationships changes as a result of the IBOR reform, the Bank updates the hedge documentation without discontinuing the hedging relationship. For cash flow hedges where the interest benchmark changes as a result of the IBOR reform, the Bank deems that the corresponding hedge reserve in OCI is based on the alternative benchmark rate to determine whether the hedged future cash flows are expected to occur. For changes that are in addition to those required by the IBOR reform, the Bank first determines whether the additional changes result in discontinuation of hedge relationships before applying the relief. In addition, when determining the hedged risk, the Bank may designate an alternative benchmark rate risk component that is not currently separately identifiable, as the Bank reasonably expects that the alternative benchmark rate will become separately identifiable within a
24-month
period.
There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.
Fair value hedges
For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. For hedges that are discontinued, the hedged item is no longer adjusted for changes in fair value. The cumulative fair value adjustment of the hedged item is amortized to interest income over its remaining term to maturity or written off to non-interest income directly if the hedged item ceases to exist. The Bank utilizes fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include debt securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps and cross-currency interest rate swaps.
Cash flow hedges
For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item are recognized in income. For hedges that are discontinued, the cumulative unrealized gain or loss recognized in other comprehensive income is reclassified to interest income and/or salaries and employee benefits as the variability in the cash flows of hedged item affects income. However, if the hedged item is derecognized or the forecasted transaction is no longer expected to occur, the unrealized gain or loss is reclassified immediately to non-interest income and/or salaries and employee benefits. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues and expenses. Hedged items include debt securities, loans, deposit liabilities, subordinated debentures and highly probable forecasted transactions. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, total return swaps, foreign currency forwards and foreign currency assets or liabilities.
For the Bank’s cash flow hedges of forecasted transactions that are directly affected by the IBOR Reform, it is assumed that the benchmark interest rate will not be altered as a result of the IBOR Reform for purposes of assessing whether the transactions are highly probable or whether the transactions are still expected to occur.
Net investment hedges
For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment are recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.
Property and equipment
Land is
carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, building fittings – 15 years, equipment 3 to 10 years, and leasehold improvements – lease term determined by the Bank. Depreciation expense is included in the Consolidated Statement of Income under non-interest
expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end
and adjusted as appropriate.
When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.
Net gains and losses on disposal are included in
non-interest
income – other in the Consolidated Statement of Income in the year of disposal.
Assets
held-for-sale
Non-current
non-financial
assets (and disposal groups) are classified
as held-for-sale
if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held-for-sale
if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Non-current
non-financial
assets classified as
held-for-sale
are measured at the lower of their carrying amount and fair value (less costs to sell) and are presented within other assets in the Consolidated Statement of Financial Position. Any subsequent write-down to fair value less costs to sell is recognized in the Consolidated Statement of Income, in non-interest
income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in non-interest
income, together with any realized gains or losses on disposal.
Non-financial
assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale
or assets
held-for-use.
If the acquired asset does not meet the requirement to be considered held-for-sale,
the asset is considered
held-for-use,
measured initially at cost which equals the carrying value of the loan and accounted for in the same manner as a similar asset acquired in the normal course of business.
Business combinations and goodwill
The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair value of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in non-interest
income – other in the Consolidated Statement of Income.
In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination.
Non-controlling
interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling
interest for cash or another financial asset, a portion of the non-controlling
interest is recognized as a financial liability based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling
interest by issuing its own common shares, no financial liability is recorded.
Effective November 1, 2020, the narrow scope amendment as required by IFRS 3
Business Combinations
, applies prospectively to new transactions. The amendment clarifies the determination of whether an acquisition is of a business or a group of assets. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business.
Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in non-interest
income – other in the Consolidated Statement of Income.
During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.
The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.
Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

•
Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

•	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
•	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
•	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.
After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.
Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGUs) that is expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes. Goodwill impairment, at a standalone subsidiary level, may not in itself result in an impairment at the consolidated Bank level.
The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, and operational risks, and leverage, consistent with the Bank’s capital attribution for business line performance measurement. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount of the CGU has been determined using the fair value less costs of disposal method. The estimation of fair value less costs of disposal involves significant judgment in the determination of inputs. In determining fair value less costs of disposal, an appropriate valuation model is used which considers various factors including normalized net income, control premiums and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss, in respect of goodwill, is not reversed.
Intangible assets
Intangible assets represent identifiable
non-monetary
assets and are acquired either separately or through a business combination or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, contract intangibles, core deposit intangibles and fund management contracts.
The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. Intangibles acquired as part of a business combination are initially recognized at fair value.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.
After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.
Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are considered to be non-financial
assets, the impairment model for
non-financial
assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that the carrying value may be impaired.
Impairment of
non-financial
assets
The carrying amount of the Bank’s
non-financial
assets, other than goodwill and indefinite life intangible assets and deferred tax assets which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial
assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.
If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.
An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.
Significant judgment is applied in determining the
non-financial
asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.
Corporate income taxes
The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.
Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.
The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. It is possible that additional liability and income tax expense could arise in the future, depending on the acceptance of the Bank’s tax positions by the relevant tax authorities in the jurisdictions in which the Bank operates.
Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.
Leases
Effective November 1, 2019
At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When the Bank is a lessee it recognizes a right-of-use
(“ROU”) asset and a lease liability except for short-term leases for assets that have a lease term of 12 months or less and leases of low value items. For short-term leases and low value items the Bank recognizes the lease payment associated with these leases as an expense on a straight-line basis over the lease term.
Asset
A ROU is an asset that represents a lessee’s right to use an underlying asset for the lease term. The ROU asset is initially measured at cost, which is based on the initial amount of the lease liability, and any direct costs incurred, any lease payments made at or before the commencement date net of lease incentives received, and estimated decommissioning costs.
The ROU asset is subsequently measured at cost less accumulated depreciation and accumulated impairment losses, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The depreciation is recorded in Depreciation and amortization in the Consolidated Statement of Income. In addition, the ROU asset is adjusted for certain remeasurements of the lease liability.
Liability
At commencement date, the Bank initially measures the lease liability at the present value of the future lease payments, discounted using the Bank’s incremental borrowing rate that takes into account the Bank’s credit risk and economic environment in which the lease is entered. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured
if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option. Interest expense is recorded in Interest expense – Other in the Consolidated Statement of Income.
When the lease liability is
re-measured
in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the right-of-use
asset has been reduced to zero.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Presentation
The Bank presents ROU assets in Property and equipment and lease liabilities in Other liabilities in the Consolidated Statement of Financial Position.
Determining lease term
The Bank’s expectation of exercising the option to renew a lease is determined by assessing if the Bank is “reasonably certain” to exercise that option. The Bank will be reasonably certain to exercise an option when factors create a significant economic incentive to do so. This assessment considers the following criteria: key locations for its branch network, locations on which the Bank has spent significant capital on renovation work, contribution to profit, value of locations based on current economic environment and the remaining term of existing leases.
Effective prior to November 1, 2019
Bank as a lessor
Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease. Finance lease income is included in the Consolidated Statement of Income under interest income from loans.
Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in non-interest
income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.
Bank as a lessee
Assets held under finance leases are initially recognized as property and equipment in the Consolidated Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.
Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.
Sale and lease-back
Where the Bank enters into a sale lease-back transaction for a non-financial
asset at fair market value that results in the Bank retaining an operating lease (where the buyer/lessor retains substantially all risks and rewards of ownership), any gains and losses are recognized immediately in net income. Where the sale lease-back transaction results in a finance lease, any gain on sale is deferred and recognized in net income over the remaining term of the lease.
Leasehold improvements
Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.
Provisions
A provision, including for restructuring, is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.
The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.
Insurance contracts
Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life
insurance business, primarily property and casualty, are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.
Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as an expense in the same period as the premiums for the direct insurance contracts to which they relate.
Guarantees
A guarantee is a contract that contingently requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.
Employee benefits
The Bank provides pension and other benefit plans for eligible employees in Canada and internationally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee’s length of service and earnings), and in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.
Defined benefit pension plans and other post-retirement benefit plans
The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation.
The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
The current service cost, net interest expense (income), past service cost (credit), settlement gain (loss) and administrative expense are recognized in net income. Net interest expense (income) is calculated by applying the discount rate to the net defined benefit asset or liability. When the benefits of a plan are improved (reduced), a past service cost (credit) is recognized immediately in net income.
Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets in excess of or less than the interest income on the fair value of assets are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to the Statement of Other Comprehensive Income (OCI) in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income.
Other long-term employee benefits
Other long-term employee benefits are accounted for similarly to defined benefit pension plans and other post-retirement benefit plans described above, except that remeasurements are recognized in the Consolidated Statement of Income in the period in which they arise.
Defined contribution plans
The costs of such plans are equal to contributions payable by the Bank to employees’ accounts for service rendered during the period and expensed.
Short-term employee benefits
Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.
Interest and similar income and expenses
For all
non-trading
interest-bearing financial instruments, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the gross carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.
For trading financial instruments,
mark-to-market
changes including related interest income or expense are recorded in non-interest
income – trading revenues.
The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as FVOCI, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as non-interest
income in the Consolidated Statement of Income.
Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.
Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.
Loan syndication fees are deferred and amortized in interest income over the term of the loan where the yield the Bank retains is less than that of the comparable lenders in the syndicate.
Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the interest income on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized in non-interest
income.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Fee and commission revenues
Revenue is recognized once the Bank’s customer has obtained control of the service. The transfer of control occurs when the Bank’s customer has the ability to direct the use of and obtain the benefits of the banking services and the contractual performance obligation to the customer has been satisfied. The Bank records revenue gross of expenses where it is the principal in performing a service to the customer and net of expenses where the Bank it is an agent for these services. The assessment of principal or agent requires judgement on the basis of whether the Bank controls the services before they are transferred to the customer. From time to time, the Bank may receive variable consideration such as performance fees. These fees are only recognized when it is highly probable that the Bank will not need to reverse a significant amount of revenue once the uncertainty relating to the actual consideration received is resolved. Judgement is required to estimate these fees.
Card revenues include interchange fees, annual fees and other card related fees. Interchange fees are calculated as a percentage of the transaction and are recognized on the transaction date. Annual fees are recognized in income over 12 months. Other card fees are transaction-based and are recognized on the transaction date.
The Bank operates various loyalty points programs, which allow customers to accumulate points when using the Bank’s products and services. Loyalty point liabilities are subject to periodic remeasurement to reflect the expected cost of redemption. Where the customer has the option to redeem points for statement credits, the cost of the loyalty program is presented net of card fees. Where points can only be redeemed for goods or services, interchange revenue allocated to the loyalty rewards is recognized when the rewards are redeemed. Reward costs are recorded in non-interest
expense.
Banking services fees consist of fees earned on personal, business and government deposit activities. Personal deposit-related fees consist of account maintenance and various transaction-based services. Business and government deposit-related fees consist of commercial deposit and treasury management services and other cash management services. These fees are recognized on the transaction date or over time as services are provided to the customer.
Credit fees include fees earned for providing letters of credit and guarantee, loan commitments, bankers’ acceptances, and for arranging loan syndications. These fees are recognized on the transaction date or over time as services are provided based on contractual agreements with the customer.
Mutual funds fees include management and administration fees which are earned in the Bank’s wealth management business. These fees are calculated as a percentage of the fund’s net asset value and recognized as the service is provided. From time to time, the Bank may also recognize performance fees from some funds. These fees are only recognized to the extent that it is highly probable that a significant reversal of revenue will not occur.
Brokerage fees relate to fees earned for providing full-service and discount brokerage services to clients. These fees are contractually agreed and can be asset-based or linked to individual transactions. Such fees are recognized as the service is provided to clients or on the trade date.
Investment management and trust fees include administration, trust services and other investment services provided to clients. These fees are contractually agreed upon and can be linked to portfolio values or individual transactions. Such fees are recognized as the service is provided to clients to the extent that it is highly probable that a significant reversal of revenue will not occur.
Underwriting and other advisory fees relate to fees earned for services provided to clients in relation to the placement of debt and equities. Such fees also include services to clients for mergers, acquisitions, financial restructurings and other corporate finance activities. These fees are recognized when the service has been performed and/or contractual milestones are completed. Performance and completion fees are variable consideration and generally contingent on the successful completion of a transaction.
Other fees and commissions include commissions earned on the sale of third party insurance products to the Bank’s customers. Such fees and commissions are recognized when the performance obligation is completed.
Fee and commission expenses
Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.
Dividend income
Dividend income on equity securities is recognized when the Bank’s right to receive payment is established, which is on the ex-dividend
date for listed equity securities.
Share-based payments
Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.
Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured
to fair value at each reporting date while they remain outstanding, with any changes in fair value recognized in compensation expense in the period. The liability is expensed over the vesting period which incorporates the re-measurement
of the fair value and a revised forfeiture rate that anticipates units expected to vest.
Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.
For stock appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.
Where derivatives are used to economically hedge share-based payment expense, related mark-to-market
gains and losses are included in
non-interest
expenses – salaries and employee benefits in the Consolidated Statement of Income.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

Dividends on shares
Dividends on common and preferred shares and other equity instruments are recognized as a liability and deducted from equity when they are declared and no longer at the discretion of the Bank.
Segment reporting
Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure.
The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt
and income from associate corporations to an equivalent
before-tax
basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt
sources.
Given the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities is transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment on an equitable basis using various parameters. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third-party and are eliminated on consolidation.
Earnings per share (EPS)
Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.
Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.
The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money
stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.
The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract. On occurrence of contingencies as specified in the
Non-Viability
Contingent Capital (NVCC) instruments, the number of additional common shares associated with the NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital notes, NVCC limited recourse capital notes and NVCC preferred shares is based on an automatic conversion formula as set out in the respective prospectus supplements
.

4	Interest Rate Benchmark Reform
Overview
Major interest rate benchmark review and reform has been undertaken globally, with a view to either reforming or phasing out certain interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR). As alternatives to IBORs, regulators have recommended markets begin adopting alternative risk-free rates (RFRs). The Bank has significant exposures to the London Interbank Offered Rate (LIBOR), particularly USD and GBP LIBOR.
IBOR reform and the associated move from IBORs to RFRs carries systemic and market risks. These risks, such as increased volatility, lack of liquidity and uneven fallback practices, may impact market participants. In addition to these inherent risks, the Bank is exposed to operational risk arising from the renegotiation of contracts, technology readiness to issue and trade products referencing RFRs, and conduct with clients and counterparties.
The Bank has established an enterprise-wide program (the Transition Program) to support the Bank’s transition away from LIBOR and other IBORs to RFRs. The focus of the Transition Program is to address risks by identifying the exposures to various IBORs, evaluating the existing contract language when the IBORs cease to be published or available, developing the capabilities to issue and trade products referencing RFRs and communicating with clients and counterparties regarding industry developments pertaining to IBOR reform. The Transition Program provides quarterly updates to the Bank’s Regulatory Oversight Committee, and annually, to the Risk Committee of the Board of Directors, regarding the status of transition plans for migrating the Bank’s IBOR-linked products and upgrading systems and processes.
On March 5, 2021, the FCA confirmed that the publication of most tenors of USD LIBOR (i.e., overnight, one-month,
three-month,
six-month
and
12-month
LIBOR) ceases immediately following a final publication on June 30, 2023. The scheduled cessation date for GBP, JPY, CHF and EUR LIBORs, remains December 31, 2021. This announcement provides certainty regarding the future of the various LIBOR currencies and tenors and serves to set the fixed spread adjustment that will be used in industry standard fallback provisions for both derivative and cash products.
While the most widely used USD LIBOR tenors will continue to be published in their current form until June 30, 2023, the Federal Reserve Board has advised that banks should no longer write USD LIBOR linked contracts after December 31, 2021, and sooner, where practicable. Similarly, the Office of the Superintendent of Financial Institutions on June 22, 2021, stated that Federally Regulated Financial Institutions should stop using USD LIBOR as a reference rate as soon as possible and should not enter into transactions using USD LIBOR as a reference rate after December 31, 2021.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

On July 29, 2021, the Alternative Reference Rate Committee (ARRC) announced its formal recommendation of the CME Group’s forward-looking Secured Overnight Financing Rate (SOFR) term rates. This recommendation marks the completion of the ARRC’s Paced Transition Plan, the series of specific steps established by the ARRC in 2017 to encourage the adoption of SOFR as an alternative to USD LIBOR.
On November 16, 2021, the FCA confirmed that it will allow the temporary use of “synthetic” sterling and yen LIBOR rates in all legacy LIBOR contracts, other than cleared derivatives, that have not been amended by December 31, 2021.
The change to contractual terms of financial assets and financial liabilities with rates that are subject to IBOR reform is not yet complete. The Bank continues to work towards meeting the regulatory and industry-wide recommended milestones on cessation of LIBOR and will be working with clients and counterparties to issue products based on alternative reference rates.
Non-derivative
financial assets and financial liabilities
The following table reflects the Bank’s IBOR exposure to
non-derivative
financial assets and financial liabilities as at October 31, 2021, subject to reform that has yet to transition to alternative benchmark rates. The Bank’s IBOR exposure to financial instruments includes USD LIBOR maturing after June 30, 2023, and GBP LIBOR and Other Rates with most maturing after December 31, 2021. Six-month and twelve-month CDOR tenors ceased to be published after May 17, 2021. These exposures could remain outstanding until IBOR ceases and will therefore transition in the future.

	Carrying amount
	As at October 31, 2021					As at November 1, 2020
($ millions)	USD LIBOR	GBP LIBOR	Other Rates (1)(2)		Total	USD LIBOR	GBP LIBOR	Other Rates (1)		Total
	Maturing after June 30, 2023	Maturing after December 31, 2021				Maturing after June 30, 2023	Maturing after December 31, 2021

Non-derivative financial assets (4)	$38,517	$1,013	$1,289		$40,819	$27,500	$1,468	$695		$29,663
Non-derivative financial liabilities (5)	1,306	–	750	(3)	2,056	1,229	949	750	(3)	2,928

(1)	Other rates include exposures to EUR LIBOR, EONIA, CHF LIBOR, JPY LIBOR, and six-month CDOR.
(2)	Includes exposures to SGD Swap Offer Rate (SOR) maturing after June 30, 2023.
(3)	The Series 2006-1 Bank Deposit Note of $750 million is currently at a fixed rate and will subsequently reset to a six-month CDOR based rate after December 31, 2036.
(4)	Non derivative financial assets include carrying amounts of debt securities and loans (debt securities and loans measured at amortized cost are gross of allowance for credit losses).
(5)	Non-derivative financial liabilities include carrying amounts of deposits, subordinated debentures and other liabilities.
In addition to the exposures noted in the table above, Additional Tier 1 (AT1) capital instruments of $1.56 billion (US$1.25 billion) that are currently at a fixed rate and, if outstanding, will subsequently reset to three-month USD LIBOR on October 12, 2022.
Derivatives and undrawn commitments
The following table reflects the Bank’s IBOR exposure to derivatives and undrawn commitments as at October 31, 2021, subject to reform that has yet to transition to alternative benchmark rates. The Bank’s IBOR exposure to financial instruments includes USD LIBOR maturing after June 30, 2023, and GBP LIBOR and Other Rates with most maturing after December 31, 2021. These exposures could remain outstanding until IBOR ceases and will therefore transition in the future.

	Notional amount
	As at October 31, 2021				As at November 1, 2020
($ millions)	USD LIBOR	GBP LIBOR	Other Rates (1)(2)	Total	USD LIBOR	GBP LIBOR	Other Rates (1)	Total
	Maturing after June 30, 2023	Maturing after December 31, 2021			Maturing after June 30, 2023	Maturing after December 31, 2021
Derivatives

Single currency interest rate swaps	$600,359	$711,297	$17,178	$1,328,834	$410,590	$699,339	$16,697	$1,126,626
Cross currency interest rate swaps (3)	280,968	44,300	29,191	354,459	231,539	31,052	19,084	281,675
Other (4)	38,078	35,538	–	73,616	20,885	29,486	–	50,371
Undrawn commitments	32,454	760	454	33,668	20,354	1,094	464	21,912

(1)	Other rates include exposures to EUR LIBOR, EONIA, CHF LIBOR, JPY LIBOR and six-month and twelve-month CDOR. These CDOR tenors ceased to publish after May 17, 2021.
(2)	Includes exposures to SGD SOR maturing after June 30, 2023.
(3)
For cross currency interest rate swaps, where both legs are referencing rates directly impacted by the benchmark reform, the relevant notional amount for both legs are shown separately to reflect the risks relating to the reform for each rate.

(4)	Other derivatives include futures, forward rate agreements and options.
Hedging derivatives
The following table reflects the Bank’s IBOR exposure to hedging derivatives as at October 31, 2021, subject to reform that has yet to transition to alternative benchmark rates. The Bank’s IBOR exposure to hedging derivatives include USD LIBOR maturing after Jun 30, 2023, and GBP LIBOR maturing after December 31, 2021. These exposures will remain outstanding until IBOR ceases and will therefore transition in the future
.

Notional amount
	As at October 31, 2021			As at October 31, 2020
($ millions)	USD LIBOR	GBP LIBOR	Total	USD LIBOR (2)	GBP LIBOR	Total
	Maturing after June 30, 2023	Maturing after December 31, 2021		Maturing after December 31, 2021

Hedging derivatives (1)	$61,936	$5,725	$67,661	$105,200	$4,900	$110,100

(1)
For cross currency swaps where both legs are referencing rates directly impacted by the Interest Rate Benchmark Reform, and a CAD leg is inserted to create two separate hedging relationships, the relevant notional amount for both legs are included in this table.

(2)	Prior year USD LIBOR balance is not restated as the FCA announced in March 2021 for extending the cessation date for USD LIBOR from December 31, 2021, to June 30, 2023.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

5	Future Accounting Developments
The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the impact of adoption of new standards issued by the IASB on its consolidated financial statements and also evaluating the alternative elections available on transition.
Effective November 1, 2023
Insurance Contracts
On May 18, 2017, the IASB issued IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 Insurance Contracts and requires insurance contracts to be measured using current fulfillment cash flows and for revenue to be recognized as the service is provided over the coverage period. The standard is required to be adopted retrospectively; if this is impractical, the modified retrospective or fair value method may be used.
On June 25, 2020, the IASB issued amendments to IFRS 17. The amendments are designed to make it easier for companies to explain their financial performance, reduce costs due to simplification of some requirements in the standard and ease transition by deferring the effective date of the standard by two years. The standard will be effective as of November 1, 2023 for the Bank. The Bank continues to monitor developments related to the standard and industry discussions on the application of the standard.
The implementation of IFRS 17 is a multi-year project consisting of technology implementation and policy and process changes. The project has an established structure and governance along with a Project Management Office to assist the Executive Steering and Project Operations Committees. The committees are comprised of representatives from Global Finance, Global Insurance Actuarial Services, Information Technology and the Insurance Business Operation. The Bank has selected its technology partner in implementing the system to capture data and prepare additional disclosures, including for the separate insurance legal entity financial statements, under the new standard. The Bank continues to assess and formulate the actuarial and accounting policies under IFRS 17 to quantify the impact of adopting the new standard.

6	Cash and Deposits with Financial Institutions

As at October 31 ($ millions)	2021		2020
Cash and non-interest-bearing deposits with financial institutions	$9,693		$11,123
Interest-bearing deposits with financial institutions	76,630		65,337
Total	$86,323	(1)	$76,460	(1)

(1)	Net of allowances of $1 (2020 – $1).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,719 million (2020 – $7,121 million) and are included above.

7	Fair Value of Financial Instruments
Determination of fair value
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The best evidence of fair value for a financial instrument is the quoted price in an active market. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. Independent Price Verification (IPV) is undertaken to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains a list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.
Quoted prices are not always available for
over-the-counter
(OTC) transactions, as well as transactions in inactive or illiquid markets. OTC transactions are valued using internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When a fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, the present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgment is required for valuation methodologies and model inputs. Valuations that require the significant use of unobservable inputs are considered Level 3.
The specific inputs and valuation techniques used in determining the fair value of financial instruments are noted below. For Level 3 instruments, additional information is disclosed in the Level 3 sensitivity analysis on page 180.
The fair values of cash and deposits with banks, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, obligations related to securities sold under repurchase agreements and securities lent, acceptances, and obligations related to securities sold short are assumed to approximate their carrying values, either due to their short-term nature or because they are frequently repriced to current market rates.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Trading loans
Trading loans are comprised of loans that serve as hedges to total return swaps, purchased mortgages pooled for securitization, and precious metal loans. Trading loans that serve as hedges to loan-based credit total return swaps are valued using consensus prices from Bank approved independent pricing services (Level 2). Purchased mortgages that are held prior to securitization are valued using inputs observed from the MBS market (Level 2). Precious metal loans are valued using a discounted cash flow model incorporating observable market inputs, including precious metals spot and forward prices and interest rate curves (Level 2).
Government issued or guaranteed securities
The fair values of government issued or guaranteed debt securities are primarily based on unadjusted quoted prices in active markets, where available (Level 1). Where quoted prices in active markets are not available, the fair value is determined by utilizing recent transaction prices, reliable broker quotes, or pricing services, which derive fair values using only observable valuation inputs, which are significant to the fair values (Level 2).
For securities for which quoted prices are not available, the Bank uses a discounted cash flow method, using the effective yield of a similar instrument adjusted for instrument-specific risk factors that are observable inputs such as credit spread and contracted features (Level 2).
Corporate and other debt
Corporate and other debt securities are valued using unadjusted quoted prices from independent market data providers or third-party broker quotes from an active market (Level 1). Where direct prices from active markets are not available, the valuation is performed with a yield-based valuation approach (Level 2). In some instances, interpolated yields of similar bonds are used to price securities (Level 2). The Bank uses pricing models with observable inputs from market sources such as credit spread, interest rate curves, and recovery rates (Level 2). These inputs are verified through an IPV process on a monthly basis.
For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank uses pricing by third-party providers or internal pricing models and cannot readily observe the significant inputs used to price such instruments (Level 3).
Mortgage-backed securities
The fair value of residential mortgage-backed securities is primarily determined using broker quotes and independent market data providers (Level 1/2). In limited circumstances, an internal price-based model may be used with the unobservable inputs that are significant to the fair value (Level 3).
Equity securities
The fair value of equity securities is based on unadjusted quoted prices in active markets, where available (Level 1). Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value (Level 2).
For private equity securities, where quoted prices in active markets are not readily available, the fair value is determined as a multiple of the underlying earnings or percentage of underlying net asset value obtained from third-party general partner statements (Level 3).
Derivatives
Fair values of exchange-traded derivatives are based on unadjusted quoted market prices from an active market (Level 1). Fair values of over-the-counter
(OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account observable valuation inputs such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions (Level 2). The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments.
Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves (Level 2).
Derivative products valued using a valuation technique with significant unobservable inputs are long dated contracts (interest rate swaps, currency swaps, option contracts and certain credit default swaps) and other derivative products that reference a basket of assets. These models incorporate certain significant non-observable
inputs such as volatility and correlation (Level 3).
Loans
The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates and creditworthiness of borrowers that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

•
Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms (Level 3).

•
For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term, adjusted for a credit mark of the expected losses in the portfolio (Level 3).

•
For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 3).

•	For all floating rate loans fair value is assumed to equal book value.
The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.
Deposits
The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date is assumed to equal book value.
The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms (Level 2).

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  2021 Scotiabank Annual Report

Consolidated Financial Statements
Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs (Level 2).
For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 2)
.
For structured notes containing embedded features that are bifurcated from plain vanilla notes, the fair value of the embedded derivatives is determined using option pricing models with observable inputs similar to other interest rate or equity derivative contracts (Level 2).
Certain deposits that are designated at FVTPL are structured notes. Their coupon or repayment terms can be linked to the performance of market parameters such as interest rates, equities, and foreign currencies. The fair value of these structured notes is determined using models which incorporate observable market inputs, such as interest rate curves, equity prices, equity volatility and foreign exchange rates (Level 2). Some structured notes have significant unobservable inputs to model valuation such as interest rate volatility and equity correlation (Level 3).
Obligations related to securities sold short
The fair values of these obligations are based on the fair value of the underlying securities, which can include debt or equity securities. The method used to determine fair value is based on the quoted market prices where available in an active market (Level 1 and/or Level 2).
Subordinated debentures and other liabilities
The fair values of subordinated debentures, including debentures issued by subsidiaries which are included in other liabilities, are determined by reference to quoted market prices where available or market prices for debt with similar terms and risks (Level 2). The fair values of other liabilities are determined by the discounted contractual cash flow method with appropriate currency swap curves for the remaining term (Level 2).
Fair value of financial instruments
The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described above. The fair values disclosed do not include non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	2021		2020
As at October 31 ($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$86,323	$86,323	$76,460	$76,460
Trading assets	146,312	146,312	117,839	117,839
Securities purchased under resale agreements and securities borrowed	127,739	127,739	119,747	119,747
Derivative financial instruments	42,302	42,302	45,065	45,065
Investment securities – FVOCI and FVTPL	57,042	57,042	79,745	79,745
Investment securities – amortized cost	18,133	18,157	32,129	31,644
Loans	641,964	636,986	612,368	603,263
Customers’ liability under acceptances	20,404	20,404	14,228	14,228
Other financial assets	14,256	14,256	12,700	12,700
Liabilities:
Deposits	798,335	797,259	755,395	750,838
Financial instruments designated at fair value through profit or loss	22,493	22,493	18,899	18,899
Acceptances	20,441	20,441	14,305	14,305
Obligations related to securities sold short	40,954	40,954	31,902	31,902
Derivative financial instruments	42,203	42,203	42,247	42,247
Obligations related to securities sold under repurchase agreements and securities lent	123,469	123,469	137,763	137,763
Subordinated debentures	6,733	6,334	7,827	7,405
Other financial liabilities	39,802	40,254	43,776	42,660
Changes in interest rates, credit spreads and liquidity costs are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to carrying value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For FVOCI investment securities, derivatives and financial instruments measured at FVTPL or designated as fair value through profit or loss, the carrying value is adjusted regularly to reflect the fair value.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Fair value hierarchy
The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis and of instruments not carried at fair value.

	2021				2020
As at October 31 ($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$755	$–	$755	$–	$1,181	$–	$1,181
Trading assets
Loans	–	8,113	–	8,113	–	8,352	–	8,352
Canadian federal government and government guaranteed debt	9,272	3,842	–	13,114	9,154	3,882	–	13,036
Canadian provincial and municipal debt	5,556	4,298	–	9,854	–	9,320	–	9,320
US treasury and other US agencies’ debt	6,760	63	–	6,823	5,182	–	–	5,182
Other foreign governments’ debt	129	9,559	–	9,688	9,230	3,415	–	12,645
Corporate and other debt	2,595	9,185	40	11,820	–	10,570	18	10,588
Equity securities	85,688	160	1	85,849	57,199	361	–	57,560
Other	–	1,051	–	1,051	1,156	–	–	1,156
	$110,000	$36,271	$41	$146,312	$81,921	$35,900	$18	$117,839
Investment securities (2)
Canadian federal government and government guaranteed debt	$1,125	$4,679	$–	$5,804	$1,728	$15,100	$–	$16,828
Canadian provincial and municipal debt	1,937	3,218	–	5,155	93	17,454	–	17,547
US treasury and other US agencies’ debt	11,462	2,175	–	13,637	11,930	1,299	–	13,229
Other foreign governments’ debt	67	26,605	17	26,689	14,101	13,798	23	27,922
Corporate and other debt	10	1,319	27	1,356	265	850	23	1,138
Equity securities	2,879	218	1,304	4,401	1,954	263	864	3,081
	$17,480	$38,214	$1,348	$57,042	$30,071	$48,764	$910	$79,745
Derivative financial instruments
Interest rate contracts	$–	$13,124	$1	$13,125	$–	$21,013	$4	$21,017
Foreign exchange and gold contracts	–	18,293	–	18,293	–	17,943	–	17,943
Equity contracts	184	3,513	21	3,718	290	2,655	3	2,948
Credit contracts	–	245	–	245	–	480	–	480
Commodity contracts	–	6,921	–	6,921	–	2,677	–	2,677
	$184	$42,096	$22	$42,302	$290	$44,768	$7	$45,065
Liabilities:
Deposits	$–	$175	$–	$175	$–	$73	$–	$73
Financial liabilities designated at fair value through profit or loss	–	22,354	139	22,493	–	18,899	–	18,899
Obligations related to securities sold short	35,487	5,467	–	40,954	25,584	6,318	–	31,902

Derivative financial instruments
Interest rate contracts	–	13,148	15	13,163	–	16,937	17	16,954
Foreign exchange and gold contracts	–	18,171	–	18,171	–	19,511	–	19,511
Equity contracts	307	4,737	6	5,050	599	2,133	2	2,734
Credit contracts	–	30	–	30	–	53	–	53
Commodity contracts	–	5,789	–	5,789	–	2,995	–	2,995
	$307	$41,875	$21	$42,203	$599	$41,629	$19	$42,247

Instruments not carried at fair value (3) :
Assets:
Investment securities – amortized cost	$3,714	$14,417	$2	$18,133	$4,946	$26,864	$319	$32,129
Loans (4)	–	–	400,565	400,565	–	–	374,767	374,767

Liabilities:
Deposits (4)	–	290,341	–	290,341	–	307,457	–	307,457
Subordinated debentures	–	6,733	–	6,733	–	7,827	–	7,827
Other liabilities	–	24,414	209	24,623	–	26,831	–	26,831

(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Excludes debt investment securities measured at amortized cost of $18,157 (October 31, 2020 - $31,644).
(3)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(4)	Represents fixed rate instruments.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at October 31, 2021, in the fair value hierarchy comprise certain foreign government bonds, structured corporate bonds, equity securities, complex derivatives and financial liabilities designated at fair value through profit or loss.
The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2021.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at October 31, 2021
($ millions)	Fair value November 1 2020	Gains/(losses) recorded in income	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2021	Change in unrealized gains/(losses) recorded in income for instruments still held (1)
Trading assets
Corporate and other debt	$18	$7	$–	$28	$(22)	$9	$40	$1
Equity securities	–	–	–	–	(72)	73	1	–
	18	7	–	28	(94)	82	41	1

Investment securities
Other foreign governments’ debt	23	–	(6)	–	–	–	17	n/a
Corporate and other debt	23	1	(4)	7	–	–	27	1
Equity securities	864	287	51	253	(180)	29	1,304	287
	910	288	41	260	(180)	29	1,348	288

Derivative financial instruments – assets
Interest rate contracts	4	(1)	–	10	(9)	(3)	1	(1)
Equity contracts	3	4	–	12	–	2	21	4	(2)

Derivative financial instruments – liabilities
Interest rate contracts	(17)	(11)	–	(70)	60	23	(15)	(11	) (3)
Equity contracts	(2)	4	–	(14)	–	6	(6)	4	(2)
	(12)	(4)	–	(62)	51	28	1	(4)

Financial liabilities designated at fair value through profit or loss	–	(2)	–	(101)	–	(36)	(139)	(2)
Total	$916	$289	$41	$125	$(223)	$103	$1,251	$283

(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)
Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market
changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2020.

	As at October 31, 2020
($ millions)	Fair value November 1 2019	Gains/(losses) recorded in income (1)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2020
Precious metals	$–	$1	$–	$23	$(24)	$–	$–
Trading assets	18	6	–	22	(28)	–	18
Investment securities	920	13	7	257	(259)	(28)	910
Derivative financial instruments	(60)	14	–	(21)	32	23	(12)

(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability becomes available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Levels 1 and 2 for the year ended October 31, 2021, were based on whether the fair value was determined using quoted market prices from an active market:

•	Trading assets of $10,045 million, investment securities of $3,407 million and obligations related to securities sold short of $2,550 million were transferred out of Level 2 into Level 1.
•	Trading assets of $9,972 million, investment securities of $13,522 million and obligations related to securities sold short of $2,235 million were transferred out of Level 1 into Level 2.
The following significant transfers made between Levels 2 and 3 for the year ended October 31, 2021, were based on whether the fair value was determined using significant unobservable inputs:

•	Trading equity securities of $72 million were transferred out of Level 2 into Level 3.
There were no significant transfers into and out of Level 3 for the year ended October 31, 2020.
Level 3 sensitivity analysis
The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs (1)	Changes in fair value from reasonably possible alternatives ($ millions)

Investment securities		General Partner valuations

Private equity securities (2)	Market comparable	per net asset value	97%

		Capitalization rate	3%	(51)/51

Derivative financial instruments

Interest rate contracts	Option pricing	Interest rate
	model	volatility	37% - 66%	(10)/10

Equity contracts	Option pricing	Equity volatility	2% - 112%
	model	Correlation	0% - 97%	(3)/3

Financial liabilities designated at fair value through profit or loss
Interest rate contracts	Option pricing	Interest rate
	model	swaption volatility	20% - 273%	(11)/11

(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)
The valuation of private equity securities utilizes net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
The following section discusses the significant unobservable inputs for Level 3 instruments.
General Partner (GP) Valuations per Net Asset Value
Net asset values provided by GPs represent the fair value of investments in private equity securities.
Correlation
Correlation in a credit derivative or debt instrument refers to the likelihood of a single default causing a succession of defaults. It affects the distribution of the defaults throughout the portfolio and therefore affects the valuation of instruments such as collateralized debt obligation tranches. A higher correlation may increase or decrease fair value depending on the seniority of the instrument.
Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.
Volatility
Volatility for equity derivatives is a measure of asset price fluctuation. Interest rate volatility measures variability of a security yield or interest rate. Historic volatility is often calculated as the annualized standard deviation of daily price or yield variation for a given time period. Implied volatility is such that, when input into an option pricing model, returns a value equal to the current market value of the option.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

8	Trading Assets

(a)	Trading securities
An analysis of the carrying value of trading securities is as follows:

As at October 31, 2021 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$868	$892	$6,134	$2,399	$2,821	$–	$13,114
Canadian provincial and municipal debt	778	1,434	1,829	1,215	4,598	–	9,854
U.S. treasury and other U.S. agency debt	61	1,097	3,366	2,123	176	–	6,823
Other foreign government debt	3,226	2,000	4,022	293	147	–	9,688
Common shares	–	–	–	–	–	85,016	85,016
Other	873	1,547	5,969	2,180	1,251	833	12,653
Total	$5,806	$6,970	$21,320	$8,210	$8,993	$85,849	$137,148
Total by currency (in Canadian equivalent):
Canadian dollar	$2,151	$2,663	$9,034	$4,663	$8,028	$28,116	$54,655
U.S. dollar	432	1,848	7,618	3,124	717	42,386	56,125
Mexican peso	1,038	820	2,316	17	40	630	4,861
Other currencies	2,185	1,639	2,352	406	208	14,717	21,507
Total trading securities	$5,806	$6,970	$21,320	$8,210	$8,993	$85,849	$137,148

As at October 31, 2020 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$938	$1,180	$5,708	$1,915	$3,295	$–	$13,036
Canadian provincial and municipal debt	562	818	2,026	1,107	4,807	–	9,320
U.S. treasury and other U.S. agency debt	461	93	3,846	644	138	–	5,182
Other foreign government debt	3,708	3,864	3,715	1,039	319	–	12,645
Common shares	–	–	–	–	–	57,178	57,178
Other	261	1,968	6,013	1,458	887	383	10,970
Total	$5,930	$7,923	$21,308	$6,163	$9,446	$57,561	$108,331
Total by currency (in Canadian equivalent):
Canadian dollar	$1,640	$2,362	$7,402	$3,577	$8,406	$20,637	$44,024
U.S. dollar	1,249	1,340	10,150	1,212	707	25,600	40,258
Mexican peso	1,188	1,074	1,727	77	54	282	4,402
Other currencies	1,853	3,147	2,029	1,297	279	11,042	19,647
Total trading securities	$5,930	$7,923	$21,308	$6,163	$9,446	$57,561	$108,331

(b)	Trading loans
The following table provides the geographic breakdown of trading loans:

As at October 31 ($ millions)	2021	2020
Trading loans (1)(2)
U.S. (3)	$5,308	$6,227
Europe (4)	548	1,075
Asia Pacific (4)	15	141
Canada (4)	2,034	266
Other (4)	208	643
Total	$8,113	$8,352

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are primarily denominated in U.S. dollars.
(3)
Includes trading loans that serve as a hedge to loan-based credit total return swaps of $5,203 (2020 – $5,396), while the remaining relates to short-term precious metals trading and lending activities.

(4)	These loans are primarily related to short-term precious metals trading and lending activities.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

9	Financial Instruments Designated at Fair Value Through Profit or Loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.
The following table presents the fair value of financial liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value		Cumulative change in FV (1)
	As at		For the year ended
October 31 ($ millions)	2021	2020	2021	2020	2021	2020
Liabilities
Senior note liabilities (2)	$22,493	$18,899	$(906)	$651	$(707)	$199

(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

The following tables present the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities
($ millions)	Contractual maturity amount (1)	Carrying Value	Difference between carrying value and contractual maturity amount	Changes in fair value for the period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk (1)
As at October 31, 2021	$21,786	$22,493	$(707)	$(270)	$(729)
As at October 31, 2020	$19,098	$18,899	$199	$(404)	$(459)

(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

10	Derivative Financial Instruments

(a)	Notional amounts (1)
The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2021			2020
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$123,348	$–	$123,348	$111,065	$–	$111,065
Options purchased	2,562	–	2,562	2,047	–	2,047
Options written	1,000	–	1,000	–	–	–
	126,910	–	126,910	113,112	–	113,112
Over-the-counter:
Forward rate agreements	820	–	820	7,573	–	7,573
Swaps	336,144	27,875	364,019	380,118	27,987	408,105
Options purchased	38,298	–	38,298	26,167	–	26,167
Options written	40,785	–	40,785	29,343	–	29,343
	416,047	27,875	443,922	443,201	27,987	471,188
Over-the-counter (settled through central counterparties):
Forward rate agreements	219,021	–	219,021	598,653	–	598,653
Swaps	3,708,222	289,185	3,997,407	2,960,778	236,603	3,197,381
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	3,927,243	289,185	4,216,428	3,559,431	236,603	3,796,034
Total	$4,470,200	$317,060	$4,787,260	$4,115,744	$264,590	$4,380,334
Foreign exchange and gold contracts
Exchange-traded:
Futures	$15,798	$–	$15,798	$9,548	$–	$9,548
Options purchased	–	–	–	258	–	258
Options written	–	–	–	187	–	187
	15,798	–	15,798	9,993	–	9,993
Over-the-counter:
Spot and forwards	381,737	28,642	410,379	354,235	19,114	373,349
Swaps	502,558	67,617	570,175	457,942	78,433	536,375
Options purchased	16,256	–	16,256	33,754	–	33,754
Options written	16,495	–	16,495	32,613	–	32,613
	917,046	96,259	1,013,305	878,544	97,547	976,091
Over-the-counter (settled through central counterparties):
Spot and forwards	16,627	–	16,627	27,579	–	27,579
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	16,627	–	16,627	27,579	–	27,579
Total	$949,471	$96,259	$1,045,730	$916,116	$97,547	$1,013,663
Other derivative contracts
Exchange-traded:
Equity	$52,335	$–	$52,335	$45,099	$–	$45,099
Credit	–	–	–	–	–	–
Commodity and other contracts	31,652	–	31,652	27,083	–	27,083
	83,987	–	83,987	72,182	–	72,182
Over-the-counter:
Equity	92,052	965	93,017	82,343	582	82,925
Credit	20,800	–	20,800	23,666	–	23,666
Commodity and other contracts	29,476	–	29,476	37,887	–	37,887
	142,328	965	143,293	143,896	582	144,478
Over-the-counter (settled through central counterparties):
Equity	–	–	–	–	–	–
Credit	6,621	–	6,621	10,485	–	10,485
Commodity and other contracts	201	–	201	234	–	234
	6,822	–	6,822	10,719	–	10,719
Total	$233,137	$965	$234,102	$226,797	$582	$227,379
Total notional amounts outstanding	$5,652,808	$414,284	$6,067,092	$5,258,657	$362,719	$5,621,376

(1)	The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

(b)	Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2021 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$68,444	$54,787	$117	$123,348
Forward rate agreements	172,600	46,433	808	219,841
Swaps	1,461,005	1,989,045	911,376	4,361,426
Options purchased	22,432	15,694	2,734	40,860
Options written	17,428	14,895	9,462	41,785
	1,741,909	2,120,854	924,497	4,787,260
Foreign exchange and gold contracts
Futures	9,032	6,382	384	15,798
Spot and forwards	399,518	21,526	5,962	427,006
Swaps	116,067	287,705	166,403	570,175
Options purchased	12,215	3,976	65	16,256
Options written	14,373	2,115	7	16,495
	551,205	321,704	172,821	1,045,730
Other derivative contracts
Equity	102,031	43,146	175	145,352
Credit	15,554	7,810	4,057	27,421
Commodity and other contracts	39,966	21,182	181	61,329
	157,551	72,138	4,413	234,102
Total	$2,450,665	$2,514,696	$1,101,731	$6,067,092

As at October 31, 2020 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$63,381	$47,648	$36	$111,065
Forward rate agreements	493,676	105,747	6,803	606,226
Swaps	1,204,974	1,617,615	782,897	3,605,486
Options purchased	9,596	17,011	1,607	28,214
Options written	5,784	15,919	7,640	29,343
	1,777,411	1,803,940	798,983	4,380,334
Foreign exchange and gold contracts
Futures	7,144	2,404	–	9,548
Spot and forwards	373,511	22,353	5,064	400,928
Swaps	111,610	256,789	167,976	536,375
Options purchased	28,329	5,615	68	34,012
Options written	29,989	2,811	–	32,800
	550,583	289,972	173,108	1,013,663
Other derivative contracts
Equity	81,897	45,083	1,044	128,024
Credit	19,910	8,965	5,276	34,151
Commodity and other contracts	48,970	15,896	338	65,204
	150,777	69,944	6,658	227,379
Total	$2,478,771	$2,163,856	$978,749	$5,621,376

(c)	Credit risk
As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.
Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, exposure to credit risk of derivatives is represented by the positive fair value of the instrument.
Negotiated over-the-counter derivatives generally present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2021. To control credit risk associated with derivatives, the Bank uses similar credit risk management activities and procedures to the approaches used in the lending business in assessing and adjudicating exposure. The Bank utilizes a risk metric, potential future exposure (PFE) for derivatives, to measure utilization

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

against established credit limits to the counterparty. PFE measures the effect that changes in the market have on derivative exposures throughout the lifetime of the counterparties’ trades. Additionally, PFE considers risk mitigants such as netting and collateralization. PFE limits and utilization for derivatives counterparties are authorized and monitored by the Bank’s risk management unit.
The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard International Swaps and Derivatives Association (ISDA) agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the adjustments that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 91 of the 2021 Annual Report).
Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquiring exposure to bond or loan assets, and bought to manage or mitigate credit exposures.
The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts. CRA takes into account master netting or collateral arrangements that have been made
1
. CRA does not reflect actual or expected losses.
The credit equivalent amount (CEA) is the exposure at default (EAD) prescribed in the Capital Adequacy Requirements (CAR) Guidelines of the Office of the Superintendent of Financial Institutions (OSFI). The risk-weighted asset is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities, including energy and base metal derivatives.

	2021				2020
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA) (1)	Credit equivalent amount (CEA) (1)	Risk- Weighted Assets	Notional amount	Credit risk amount (CRA) (1)	Credit equivalent amount (CEA) (1)	Risk- Weighted Assets
Interest rate contracts
Futures	$123,348	$–	$18	$1	$111,065	$–	$46	$–
Forward rate agreements	219,841	32	125	68	606,226	52	129	45
Swaps	4,361,426	3,951	4,760	1,120	3,605,486	7,418	8,343	2,610
Options purchased	40,860	70	44	10	28,214	78	46	13
Options written	41,785	–	11	3	29,343	–	21	6
	4,787,260	4,053	4,958	1,202	4,380,334	7,548	8,585	2,674
Foreign exchange and gold contracts
Futures	15,798	–	148	3	9,548	–	42	–
Spot and forwards	427,006	1,604	4,455	1,404	400,928	1,492	3,821	1,170
Swaps	570,175	1,128	7,287	1,660	536,375	775	6,313	1,680
Options purchased	16,256	351	247	118	34,012	933	467	242
Options written	16,495	–	14	2	32,800	–	18	2
	1,045,730	3,083	12,151	3,187	1,013,663	3,200	10,661	3,094
Other derivative contracts
Equity	145,352	1,423	9,707	1,340	128,024	1,098	7,091	1,004
Credit	27,421	197	304	59	34,151	270	458	116
Commodity and other contracts	61,329	4,562	6,610	1,182	65,204	868	3,629	592
	234,102	6,182	16,621	2,581	227,379	2,236	11,178	1,712
Credit Valuation Adjustment	–	–	–	3,957	–	–	–	5,330
Total derivatives	$6,067,092	$13,318	$33,730	$10,927	$5,621,376	$12,984	$30,424	$12,810
Amount settled through central counterparties (2)
Exchange-traded	226,695	–	5,200	123	195,287	–	4,194	95
Over-the-counter	4,239,877	–	849	17	3,834,332	–	872	17
	$4,466,572	$–	$6,049	$140	$4,029,619	$–	$5,066	$112

(1)
The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $28,961 (2020 – $32,081) for CRA, and $67,487 (2020 – $66,686) for CEA.

(2)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

1	Regulatory haircuts prescribed by the OSFI CAR Guidelines are applied to the collateral balances of the CRA measure.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

(d)	Fair value
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2021		2021		2020
	Average fair value		Year-end fair value		Year-end fair value (1)
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$58	$3	$69	$3	$138	$–
Swaps	13,702	11,652	9,805	9,427	18,007	13,044
Options	271	233	412	195	89	80
	14,031	11,888	10,286	9,625	18,234	13,124
Foreign exchange and gold contracts
Forwards	4,430	3,931	4,823	4,154	4,048	3,448
Swaps	9,374	10,851	9,070	10,796	9,931	12,934
Options	615	503	357	259	984	752
	14,419	15,285	14,250	15,209	14,963	17,134
Other derivative contracts
Equity	3,482	3,918	3,677	5,049	2,940	2,732
Credit	239	40	245	30	480	53
Commodity and other contracts	4,875	4,208	6,921	5,789	2,677	2,995
	8,596	8,166	10,843	10,868	6,097	5,780
Trading derivatives’ market valuation	$37,046	$35,339	$35,379	$35,702	$39,294	$36,038
Hedging
Interest rate contracts
Swaps			$2,839	$3,538	$2,783	$3,830
Foreign exchange and gold contracts
Forwards			461	236	198	220
Swaps			3,582	2,726	2,782	2,157
			$4,043	$2,962	$2,980	$2,377
Other derivative contracts
Equity			$41	$1	$8	$2
Hedging derivatives’ market valuation			$6,923	$6,501	$5,771	$6,209
Total derivative financial instruments as per Statement of Financial Position			$42,302	$42,203	$45,065	$42,247

Less: impact of master netting and collateral (2)			28,961	28,961	32,081	32,081
Net derivative financial instruments (2)			$13,341	$13,242	$12,984	$10,166

(1)
The average fair value of trading derivatives’ market valuation for the year ended October 31, 2020 was: favourable $44,942 and unfavourable $44,332. Average fair value amounts are based on the latest 13 month-end balances.

(2)
Master netting agreement amounts are based on the capital adequacy criteria of the Basel Committee on Banking Supervision (BCBS) and OSFI. These criteria allow netting where there are legally enforceable contracts which enable net settlement in the event of a default, bankruptcy, liquidation or similar circumstances.

(e)	Hedging activities
The Bank manages interest rate risk, foreign currency risk and equity risk through hedge accounting transactions.
Interest rate risk
Single-currency interest rate swaps are used to hedge interest rate risk exposure. In fair value hedges of interest rate risk, the interest rate exposure from fixed rate assets and liabilities is converted from fixed to floating rate exposure. In cash flow hedges of interest rate risk, the interest rate exposure from floating rate assets and liabilities is converted from floating to fixed rate exposure. The Bank generally hedges interest rate risk only to the extent of benchmark interest rates. The total interest cash flows usually comprise a spread in addition to the benchmark rate.
Foreign currency risk
In fair value hedges, cross-currency interest rate swaps and single-currency interest rate swaps are used to manage foreign currency exposure in conjunction with interest rate exposure. Cross-currency interest rate swaps or a combination of cross-currency and single-currency interest rate swaps are mainly used to convert a foreign currency fixed rate exposure to a functional currency floating rate exposure. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.
In cash flow hedges, cross-currency interest rate swaps, single-currency interest rate swaps, foreign currency forwards and foreign currency assets or liabilities are used to manage foreign currency exposure, or a combined foreign currency and interest rate exposure. Cross-currency interest rate swaps are used to offset the foreign currency exposure by exchanging the interest cash flows in one currency for interest cash flows in another currency. Single-currency interest rate swaps may be used in conjunction with cross-currency interest rate swaps to convert the foreign currency exposure or resulting functional currency exposure from floating to fixed. Foreign currency forwards and foreign currency denominated assets and liabilities are used to offset the exposure arising from highly probable future cash flows, including purchase considerations for business acquisitions and sale proceeds for business divestitures that are denominated in a foreign currency. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.
In net investment hedges, the Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage foreign currency exposure. The designated non-derivative liabilities are denominated in the functional currency of the net investment, such that the foreign currency translation impact from the net investment will be offset by the foreign currency impact from the designated liabilities. The foreign currency forward contracts are structured to sell the functional currency of the net investment in return for the Bank’s functional currency.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

Equity risk
Equity risk is created by the Bank’s share-based compensation plans awarded to employees. In cash flow hedges, total return swaps are mainly used to offset the equity exposure by exchanging interest payments for payments based on the returns on the underlying shares.
For all of the risks identified above, the economic relationship and hedge ratio are determined using a qualitative and quantitative assessment. This assessment incorporates comparison of critical terms of the hedged and hedging item, and regression analysis. For regression analysis, a hedging relationship is considered highly effective when all of the following criteria are met: correlation between the variables in the regression is at least 0.8 or greater; slope of the regression is within a 0.8-1.25 range; and confidence level of the slope is at least 95%.The main sources of hedge ineffectiveness include the following:

•	The use of different discount curves to value the hedged item and the hedging derivative in fair value hedges, in order to reflect the reduced credit risk of collateralized derivatives;
•	Differences in the underlying reference interest rate tenor, reset/settlement frequency and floating spread between the hedging instruments and the hedged item.
The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. However, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “
Financial Instruments: Disclosures
”.
The following table summarizes the notional amounts of derivatives and carrying amounts of cash and deposit liabilities designated as hedging instruments.

	2021				2020
	Notional amounts (1)				Notional amounts (1)
	Remaining term to maturity				Remaining term to maturity
As at October 31 ($ millions)	Within one year	One to five years	Over five years	Total	Within one year	One to five years	Over five years	Total
Fair value hedges
Interest rate risk – swaps	$21,850	$127,350	$14,489	$163,689	$41,972	$115,479	$14,873	$172,324
Foreign currency/interest rate risk – swaps	–	11	–	11	–	116	107	223

Cash flow hedges
Interest rate risk – swaps	34,489	62,934	28,754	126,177	11,990	33,580	11,920	57,490
Foreign currency/interest rate risk – swaps	16,906	23,224	7,645	47,775	17,082	33,516	5,720	56,318
Foreign currency risk
Swaps	29,002	54,434	14,425	97,861	25,787	61,137	15,166	102,090
Foreign currency forwards	10,510	–	–	10,510	3,000	–	–	3,000
Cash	66	–	–	66	71	–	–	71
Equity risk – total return swaps	316	649	–	965	171	411	–	582

Net investment hedges
Foreign currency risk
Foreign currency forwards	18,132	–	–	18,132	16,114	–	–	16,114
Deposit liabilities	5,714	–	–	5,714	6,150	–	–	6,150
Total	$136,985	$268,602	$65,313	$470,900	$122,337	$244,239	$47,786	$414,362

(1)	Notional amounts relating to derivatives that are hedging multiple risks in both assets and liabilities are included in more than one category.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

The following table shows the average rate or price of significant hedging instruments.

	2021			2020
	Average rate or price (1)			Average rate or price (1)
As at October 31	Fixed interest rate	FX rate	Price	Fixed interest rate	FX rate	Price
Fair value hedges
Interest rate risk – swaps	1.18%	n/a	n/a	1.71%	n/a	n/a

Cash flow hedges
Interest rate risk – swaps	1.22%	n/a	n/a	2.10%	n/a	n/a
Foreign currency/interest rate risk – swaps
CAD-USD	1.33%	1.31	n/a	1.30%	1.32	n/a
Foreign currency risk
Swaps
CAD-USD	n/a	1.27	n/a	n/a	1.31	n/a
CAD-EUR	n/a	1.50	n/a	n/a	1.49	n/a
CAD-GBP	n/a	1.72	n/a	n/a	1.72	n/a
Foreign currency forwards
CAD-USD	n/a	1.26	n/a	n/a	1.33	n/a
Equity price risk – total return swaps	n/a	n/a	$71.29	n/a	n/a	$75.40

Net investment hedges
Foreign currency risk – foreign currency forwards
CAD-USD	n/a	1.26	n/a	n/a	1.34	n/a
MXN-CAD	n/a	16.77	n/a	n/a	16.60	n/a
PEN-CAD	n/a	3.08	n/a	n/a	2.64	n/a

(1)
The average rate or price is calculated in aggregate for all of the Bank’s hedge relationships, including hedges of assets and liabilities. The majority of the Bank’s hedges have a remaining term to maturity of less than 5 years.

For fair value hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments (1)		Hedge Ineffectiveness (2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item (4)
For the year ended October 31, 2021 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item (3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$1,868	$(967)	$1,708	$(1,736)	$(28)
Investment securities			790	(809)	(19)	$16,315	$92	$163
Loans			2,233	(2,230)	3	117,009	(1,339)	5
Deposit liabilities			(1,236)	1,224	(12)	(60,444)	417	(371)
Subordinated debentures			(79)	79	–	(4,692)	(1)	(71)

Foreign currency/interest
rate risk – swaps	–	(1)	3	(2)	1
Investment securities			3	(2)	1	89	–	(1)
Total	$1,868	$(968)	$1,711	$(1,738)	$(27)	$68,277	$(831)	$(275)

(1)	Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.
(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2021.
(3)
This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.

(4)	This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

	Carrying amount of the hedging instruments (1)		Hedge Ineffectiveness (2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item (4)
For the year ended October 31, 2020 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item (3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$1,742	$(2,456)	$(392)	$377	$(15)
Investment securities			(622)	610	(12)	$40,785	$1,049	$249
Loans			(913)	898	(15)	71,081	994	48
Deposit liabilities			996	(985)	11	(59,084)	(846)	(545)
Subordinated debentures			147	(146)	1	(5,638)	(93)	(77)

Foreign currency/interest
rate risk – swaps	22	(1)	(1)	–	(1)
Investment securities			(1)	–	(1)	221	1	–
Total	$1,764	$ (2,457)	$(393)	$377	$(16)	$47,365	$1,105	$(325)

(1)	Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.
(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2020.
(3)
This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.

(4)	This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item.
For cash flow hedges and net investment hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments (1)		Hedge Ineffectiveness (2)
For the year ended October 31, 2021 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness (3)	Ineffectiveness recorded in non-interest income – other (4)
Cash flow hedges
Interest rate risk – swaps	$1,204	$(2,818)	$(1,004)	$(1,017)	$16
Foreign currency/interest rate risk – swaps	2,428	(180)	1,352	1,378	(5)
Foreign currency risk
Swaps	921	(2,298)	(1,969)	(1,973)	1
Foreign currency forwards	25	(155)	72	69	5
Cash	66	–	(2)	(2)	–
Equity risk – total return swaps	41	(1)	330	330	–
	4,685	(5,452)	(1,221)	(1,215)	17
Net investment hedges
Foreign currency risk
Foreign currency forwards	436	(81)	841	841	–
Deposit liabilities	n/a	(5,714)	435	435	–
	436	(5,795)	1,276	1,276	–
Total	$5,121	$(11,247)	$55	$61	$17

(1)
Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.

(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2021.
(3)	For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4)
For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

	Carrying amount of the hedging instruments (1)		Hedge Ineffectiveness (2)
For the year ended October 31, 2020 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness (3)	Ineffectiveness recorded in non-interest income – other (4)
Cash flow hedges
Interest rate risk – swaps	$684	$(1,575)	$62	$58	$(2)
Foreign currency/interest rate risk – swaps	1,347	(570)	896	908	13
Foreign currency risk
Swaps	1,770	(1,385)	1,298	1,276	(2)
Foreign currency forwards	17	(12)	464	464	(1)
Cash	71	–	4	4	–
Equity risk – total return swaps	8	(2)	(173)	(173)	–
	3,897	(3,544)	2,551	2,537	8
Net investment hedges
Foreign currency risk
Foreign currency forwards	181	(208)	(77)	(77)	–
Deposit liabilities	n/a	(6,150)	(70)	(70)	–
	181	(6,358)	(147)	(147)	–
Total	$4,078	$ (9,902)	$ 2,404	$ 2,390	$8

(1)
Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.

(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2020.
(3)	For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4)
For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

For cash flow hedges and net investment hedges, the following table contains information regarding the impacts on the Consolidated Statement of Other Comprehensive Income on a pre-tax basis.

	AOCI as at November 1, 2020	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income (1)	Amount reclassified to net income for hedges of forecasted transactions that are no longer expected to occur (1)	Net gains/ (losses) included in non-financial asset/liability as a result of a hedged forecasted transaction	AOCI as at October 31, 2021	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2021
For the year ended October 31, 2021 ($ millions)							Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$412	$(1,033)	$165	$–	$–	$(456)	$(991)	$535
Foreign currency/interest rate risk	1,054	1,434	(2,497)	–	–	(9)	(192)	183
Foreign currency risk	(706)	(1,998)	2,747	–	–	43	31	12
Equity risk	(30)	330	(239)	–	–	61	61	–
	730	(1,267)	176	–	–	(361)	(1,091)	730
Net investment hedges
Foreign currency risk	(3,136)	1,276	31	–	–	(1,829)	(1,726)	(103)
Total	$(2,406)	$9	$207	$–	$–	$(2,190)	$(2,817)	$627

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other except for amortization, which is recorded in interest income.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

	AOCI as at November 1, 2019	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income (1)	Amount reclassified to net income for hedges of forecasted transactions that are no longer expected to occur (1)	Net gains/ (losses) included in non-financial asset/liability as a result of a hedged forecasted transaction	AOCI as at October 31, 2020	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2020
For the year ended October 31, 2020 ($ millions)							Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$463	$64	$(115)	$–	$–	$412	$(457)	$869
Foreign currency/interest rate risk	208	883	(37)	–	–	1,054	875	179
Foreign currency risk	99	1,769	(2,574)	–	–	(706)	(708)	2
Equity risk	21	(173)	122	–	–	(30)	(30)	–
	791	2,543	(2,604)	–	–	730	(320)	1,050
Net investment hedges
Foreign currency risk	(3,483)	(147)	494	–	–	(3,136)	(3,067)	(69)
Total	$(2,692)	$2,396	$(2,110)	$–	$–	$(2,406)	$(3,387)	$981

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other.

11	Offsetting Financial Assets and Financial Liabilities
The Bank is eligible to present certain financial assets and financial liabilities as listed in the table below on a net basis on the Consolidated Statement of Financial Position pursuant to criteria described in Note 3 – Significant accounting policies.
The following tables provide information on the impact of offsetting on the Bank’s Consolidated Statement of Financial Position, as well as the financial impact of netting for instruments that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for offsetting in the Consolidated Statement of Financial
Position, as well as available cash and financial instrument collateral
.

As at October 31, 2021 ($ millions)
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Related amounts not offset in the Consolidated Statement of Financial Position		Net amount (3)
				Impact of master netting arrangements or similar agreements (1)	Collateral (2)

Derivative financial instruments	$42,489	$(187)	$42,302	$(25,293)	$(3,608)	$13,401
Securities purchased under resale agreements and securities borrowed	160,621	(32,882)	127,739	(14,823)	(109,981)	2,935
Total	$203,110	$(33,069)	$170,041	$(40,116)	$(113,589)	$16,336

Types of financial liabilities
Derivative financial instruments	$42,390	$(187)	$42,203	$(25,293)	$(6,489)	$10,421
Obligations related to securities sold under repurchase agreements and securities lent	156,351	(32,882)	123,469	(14,823)	(103,340)	5,306
Total	$198,741	$(33,069)	$165,672	$(40,116)	$(109,829)	$15,727

2021 Scotiabank Annual Report
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Consolidated Financial Statements

As at October 31, 2020 ($ millions)
Types of financial assets		Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Related amounts not offset in the Consolidated Statement of Financial Position
	Gross amounts of recognized financial instruments			Impact of master netting arrangements or similar agreements (1)	Collateral (2)	Net amount (3)

Derivative financial instruments	$45,333	$(268)	$45,065	$(27,003)	$(5,328)	$12,734
Securities purchased under resale agreements and securities borrowed	141,861	(22,114)	119,747	(9,690)	(107,241)	2,816
Total	$187,194	$(22,382)	$164,812	$(36,693)	$(112,569)	$15,550

Types of financial liabilities
Derivative financial instruments	$42,515	$(268)	$42,247	$(27,003)	$(9,058)	$6,186
Obligations related to securities sold under repurchase agreements and securities lent	159,877	(22,114)	137,763	(9,690)	(122,440)	5,633
Total	$202,392	$(22,382)	$180,010	$(36,693)	$(131,498)	$11,819

(1)
Amounts that are subject to master netting arrangements or similar agreements but were not offset in the Consolidated Statement of Financial Position because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

(2)
Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.

(3)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.

12	Investment Securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

As at October 31 ($ millions)	2021	2020
Debt investment securities measured at FVOCI	$52,611	$76,638
Debt investment securities measured at amortized cost	18,157	31,644
Equity investment securities designated at FVOCI	3,178	1,859
Equity investment securities measured at FVTPL	1,223	1,222
Debt investment securities measured at FVTPL	30	26
Total investment securities	$75,199	$111,389

(a)	Debt investment securities measured at fair value through other comprehensive income (FVOCI)

	2021				2020
As at October 31 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$5,694	$135	$25	$5,804	$16,374	$454	$–	$16,828
Canadian provincial and municipal debt	5,202	12	59	5,155	17,295	253	1	17,547
U.S. treasury and other U.S. agency debt	13,528	188	79	13,637	12,634	595	–	13,229
Other foreign government debt	27,126	60	515	26,671	27,643	274	17	27,900
Other debt	1,339	9	4	1,344	1,115	19	–	1,134
Total	$52,889	$404	$682	$52,611	$75,061	$1,595	$18	$76,638

(b)	Debt investment securities measured at amortized cost

	2021		2020
As at October 31 ($ millions)	Fair Value	Carrying value (1)	Fair Value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$12,310	$12,372	$17,955	$17,819
U.S. treasury and other U.S. agency debt	4,712	4,687	11,048	10,726
Other foreign government debt	970	960	1,766	1,744
Corporate debt	141	138	1,360	1,355
Total	$18,133	$18,157	$32,129	$31,644

(1)	Balances are net of allowances, which are not significant.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

(c)	Equity investment securities designated at fair value through other comprehensive income (FVOCI)
The Bank has designated certain equity securities at FVOCI shown in the following table as these investments are held for strategic purposes.

As at October 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$27	$4	$3	$28
Common shares	2,710	528	88	3,150
Total	$2,737	$532	$91	$3,178

As at October 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$11	$–	$3	$8
Common shares	1,735	228	112	1,851
Total	$1,746	$228	$115	$1,859
Dividend income on equity securities designated at FVOCI
of $
111 million for the year ended October 31, 2021 (2020 – $66 million) has been recognized in interest income.
During the year ended October 31, 2021, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $1,291 million (2020 – $646 million). These dispositions have resulted in a cumulative gain of $204 million (2020 – loss of $101 million) that remains in OCI.

(d)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2021 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$70	$474	$3,717	$323	$1,220	$–	$5,804
Yield (1) %	0.1	0.8	0.9	1.7	2.9	–	1.3
Canadian provincial and municipal debt	170	1,248	2,239	1,498	–	–	5,155
Yield (1) %	0.5	0.6	1.0	1.8	–	–	1.1
U.S. treasury and other U.S. agency debt	147	449	10,786	88	2,167	–	13,637
Yield (1) %	0.1	0.1	1.2	1.4	1.4	–	1.2
Other foreign government debt	7,445	7,411	9,418	2,077	320	–	26,671
Yield (1) %	1.0	1.3	2.2	2.8	2.8	–	1.7
Other debt	78	284	838	129	15	–	1,344
Yield (1) %	0.6	1.9	1.8	0.1	5.9	–	1.6
	7,910	9,866	26,998	4,115	3,722	–	52,611
Equity instruments
Preferred equity instruments	–	–	–	–	–	28	28
Common shares	–	–	–	–	–	3,150	3,150
						3,178	3,178
Total FVOCI	7,910	9,866	26,998	4,115	3,722	3,178	55,789
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	499	3,405	8,061	402	5	–	12,372

U.S. treasury and other U.S. agency debt	12	–	750	8	3,917	–	4,687
Other foreign government debt	74	245	329	258	54	–	960
Corporate debt	9	37	56	36	–	–	138
	594	3,687	9,196	704	3,976	–	18,157
Fair value through profit or loss
Equity instruments	–	–	–	–	–	1,223	1,223
Debt instruments	–	–	22	8	–	–	30
Total investment securities	$8,504	$13,553	$36,216	$4,827	$7,698	$4,401	$75,199
Total by currency (in Canadian equivalent):
Canadian dollar	$337	$4,102	$13,445	$2,296	$1,240	$2,216	$23,636
U.S. dollar	705	3,070	16,333	924	6,090	1,911	29,033
Mexican peso	276	919	1,858	157	–	29	3,239
Other currencies	7,186	5,462	4,580	1,450	368	245	19,291
Total investment securities	$8,504	$13,553	$36,216	$4,827	$7,698	$4,401	$75,199

(1)	Represents the weighted-average yield of fixed income securities.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

	Remaining term to maturity
As at October 31, 2020 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$113	$2,363	$12,158	$941	$1,253	$–	$16,828
Yield (1) %	1.0	1.3	1.0	1.5	3.5	–	1.2
Canadian provincial and municipal debt	349	1,521	13,966	1,711	–	–	17,547
Yield (1) %	1.1	0.6	1.0	1.5	–	–	1.0
U.S. treasury and other U.S. agency debt	1,878	3,469	6,144	849	889	–	13,229
Yield (1) %	1.7	2.4	2.2	0.4	1.2	–	2.0
Other foreign government debt	5,196	8,933	11,525	2,048	198	–	27,900
Yield (1) %	0.8	1.0	1.6	1.9	2.5	–	1.3
Other debt	261	244	572	38	19	–	1,134
Yield (1) %	(0.7)	1.4	1.3	(0.3)	5.9	–	0.8
	7,797	16,530	44,365	5,587	2,359	–	76,638
Equity instruments
Preferred equity instruments	–	–	–	–	–	8	8
Common shares	–	–	–	–	–	1,851	1,851
						1,859	1,859
Total FVOCI	7,797	16,530	44,365	5,587	2,359	1,859	78,497
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	1,048	5,452	10,553	761	5	–	17,819

U.S. treasury and other U.S. agency debt	1,199	929	822	10	7,766	–	10,726
Other foreign government debt	164	870	367	268	75	–	1,744
Corporate debt	487	621	243	4	–	–	1,355
	2,898	7,872	11,985	1,043	7,846	–	31,644
Fair value through profit or loss
Equity instruments	–	–	–	–	–	1,222	1,222
Debt instruments	–	–	26	–	–	–	26
Total investment securities	$10,695	$24,402	$56,376	$6,630	$10,205	$3,081	$111,389
Total by currency (in Canadian equivalent):
Canadian dollar	$1,151	$8,466	$32,302	$2,955	$1,277	$1,101	$47,252
U.S. dollar	4,088	7,157	18,171	2,258	8,655	1,463	41,792
Mexican peso	267	850	1,459	198	–	17	2,791
Other currencies	5,189	7,929	4,444	1,219	273	500	19,554
Total investment securities	$10,695	$24,402	$56,376	$6,630	$10,205	$3,081	$111,389

(1)	Represents the weighted-average yield of fixed income securities.

(e)	Net gain on sale of investment securities
The following table presents the net gain on sale of investment securities:

For the year ended October 31 ($ millions)	2021	2020	2019
Debt investment securities measured at amortized cost	$53	$13	$34
Debt investment securities measured at FVOCI	366	594	317
Net gain on sale of investment securities	$419	$607	$351

13	Loans, Impaired Loans and Allowance for Credit Losses

(a)	Loans at amortized cost

	2021			2020
As at October 31 ($ millions)	Gross loans	Allowance for credit losses	Net carrying amount	Gross loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$319,678	$802	$318,876	$284,684	$884	$283,800
Personal loans	91,540	2,341	89,199	93,758	3,155	90,603
Credit cards	12,450	1,211	11,239	14,797	1,886	12,911
Business and government	218,944	1,272	217,672	217,663	1,714	215,949
Total	$642,612	$5,626	$636,986	$610,902	$7,639	$603,263

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

(b)	Loans and acceptances outstanding by geography (1)

As at October 31 ($ millions)	2021	2020
Canada:
Residential mortgages	$280,169	$245,044
Personal loans	73,592	73,919
Credit cards	6,213	6,399
Business and government	77,353	74,590
	437,327	399,952
United States:
Personal loans	1,137	823
Business and government	42,295	43,126
	43,432	43,949
Mexico:
Residential mortgages	9,826	9,160
Personal loans	2,454	3,038
Credit cards	540	659
Business and government	18,902	18,356
	31,722	31,213
Chile:
Residential mortgages	17,176	17,231
Personal loans	4,680	5,187
Credit cards	2,299	2,307
Business and government	20,806	22,135
	44,961	46,860
Peru:
Residential mortgages	2,894	2,935
Personal loans	4,536	4,773
Credit cards	467	1,823
Business and government	11,511	12,587
	19,408	22,118
Colombia:
Residential mortgages	2,222	2,114
Personal loans	1,967	2,201
Credit cards	1,608	1,923
Business and government	6,205	4,654
	12,002	10,892
Other International:
Residential mortgages	7,391	8,200
Personal loans	3,174	3,817
Credit cards	1,323	1,686
Business and government	41,872	42,215
	53,760	55,918
Total loans	642,612	610,902
Acceptances (2)	20,404	14,228
Total loans and acceptances (3)	663,016	625,130
Allowance for credit losses	(5,663)	(7,716)
Total loans and acceptances net of allowance for credit losses	$657,353	$617,414

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	1.2% of borrowers reside outside Canada.
(3)
Loans and acceptances denominated in US dollars were $112,919 (2020 – $114,788), in Chilean pesos $36,126 (2020 – $36,812), Mexican pesos $23,363 (2020 – $23,654), and in other foreign currencies $46,403 (2020 – $49,652).

2021 Scotiabank Annual Report
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Consolidated Financial Statements

(c)	Loan maturities

As at October 31, 2021	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$38,886	$247,343	$12,112	$19,417	$1,920	$319,678	$83,578	$233,217	$2,883	$319,678
Personal loans	15,057	33,414	5,047	1,180	36,842	91,540	37,254	53,374	912	91,540
Credit cards	–	–	–	–	12,450	12,450	–	12,450	–	12,450
Business and government	108,405	100,319	4,973	230	5,017	218,944	120,313	96,546	2,085	218,944
Total	$162,348	$381,076	$22,132	$20,827	$56,229	$642,612	$241,145	$395,587	$5,880	$642,612
Allowance for credit losses	–	–	–	–	(5,626)	(5,626)	–	–	(5,626)	(5,626)
Total loans net of allowance for credit losses	$162,348	$381,076	$22,132	$20,827	$50,603	$636,986	$241,145	$395,587	$254	$636,986

As at October 31, 2020	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$44,076	$207,998	$13,216	$16,796	$2,598	$284,684	$51,462	$230,590	$2,632	$284,684
Personal loans	15,307	34,190	4,406	873	38,982	93,758	42,284	49,088	2,386	93,758
Credit cards	–	–	–	–	14,797	14,797	–	14,797	–	14,797
Business and government	107,393	98,383	4,854	1,969	5,064	217,663	143,895	71,187	2,581	217,663
Total	$166,776	$340,571	$22,476	$19,638	$61,441	$610,902	$237,641	$365,662	$7,599	$610,902
Allowance for credit losses	–	–	–	–	(7,639)	(7,639)	–	–	(7,639)	(7,639)
Total loans net of allowance for credit losses	$166,776	$340,571	$22,476	$19,638	$53,802	$603,263	$237,641	$365,662	$(40)	$603,263

(d)	Impaired loans (1)(2)

	2021			2020
As at October 31 ($ millions)	Gross impaired loans (1)	Allowance for credit losses	Net	Gross impaired loans (1)	Allowance for credit losses	Net
Residential mortgages	$1,331	$374	$957	$1,490	$392	$1,098
Personal loans	833	626	207	1,032	820	212
Credit cards	–	–	–	–	–	–
Business and government	2,292	655	1,637	2,531	745	1,786
Total	$4,456	$1,655	$2,801	$5,053	$1,957	$3,096
By geography:
Canada	$1,090	446	644	$1,127	487	640
United States	24	4	20	116	4	112
Mexico	758	269	489	570	222	348
Peru	699	350	349	824	498	326
Chile	512	180	332	775	233	542
Colombia	418	88	330	459	102	357
Other International	955	318	637	1,182	411	771
Total	$4,456	1,655	2,801	$5,053	1,957	3,096

(1)	Interest income recognized on impaired loans during the year ended October 31, 2021 was $53 (2020 – $47).
(2)	Additional interest income of approximately $270 would have been recorded if the above loans had not been classified as impaired (2020 – $310).

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

(e)	Allowance for credit losses
(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:
•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;
•	Changes in the volumes of transactions;
•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and
•	Borrower migration between the three stages
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and pessimistic front loaded). The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors including the emergence of economic or political events.
The Bank has applied expert credit judgement in the assessment of underlying credit deterioration and migration of balances to progressive stages. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios. In these scenarios the Bank considered recovery time periods ranging from more immediate (V shape), mid-term (W shape) to longer-term (L shape) periods.
While the base case scenario shows continued strong growth economy-wide, growth and employment in individual industries is expected to show considerable heterogeneity, many industries either have already fully recovered or are expected to fully recover to the pre-pandemic level over the course of the next few quarters. In contrast, the activity in a few sectors is expected to remain below the pre-pandemic levels for some time despite strong growth. This industry-level pattern is referred to as a K-shaped recovery, and while not explicitly simulated in the base case scenario, it is incorporated through the consideration of significant increase in risk through expert credit judgement.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Pessimistic Front Loaded (1)
October 31, 2021	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	3.4	1.9	5.3	2.8	-1.3	3.1	-7.4	4.3
Unemployment rate, average %	6.3	5.7	5.6	4.1	8.8	6.3	11.7	8.2
Bank of Canada overnight rate target, average %	0.3	2.0	0.9	3.6	0.3	1.2	0.3	0.5
HPI – Housing Price Index, y/y % change	11.1	2.1	13.2	3.9	3.9	3.3	-2.7	3.9
USDCAD exchange rate, average	1.24	1.21	1.23	1.20	1.28	1.21	1.30	1.24

US
Real GDP growth, y/y % change	5.7	1.6	7.3	2.1	2.4	2.4	-1.4	3.5
Unemployment rate, average %	3.8	3.5	3.4	3.2	5.6	4.1	6.8	5.6

Mexico
Real GDP growth, y/y % change	2.8	1.9	4.3	2.7	-0.4	2.7	-4.2	3.8
Unemployment rate, average %	4.0	4.0	3.6	3.1	6.5	4.5	9.4	6.4

Chile
Real GDP growth, y/y % change	6.7	2.2	8.8	3.1	3.4	3.1	-0.5	4.2
Unemployment rate, average %	6.5	6.2	5.9	5.6	9.0	6.7	12.0	8.6

Peru
Real GDP growth, y/y % change	5.0	3.2	7.7	4.3	3.6	3.7	0.0	4.7
Unemployment rate, average %	8.8	7.5	6.0	3.4	10.8	8.1	13.8	10.0

Colombia
Real GDP growth, y/y % change	5.0	3.5	6.8	4.8	3.6	4.0	0.0	5.0
Unemployment rate, average %	13.7	11.2	12.0	8.2	15.6	11.8	18.6	13.7

Caribbean
Real GDP growth, y/y % change	4.9	4.1	6.2	4.9	3.9	4.6	0.3	5.6

Global
WTI oil price, average USD/bbl	69	70	75	86	61	67	57	57
Copper price, average USD/lb	4.20	4.20	4.36	4.78	3.93	4.05	3.81	3.62
Global GDP, y/y % change	5.07	3.02	6.54	3.90	2.44	3.68	-0.69	4.48

(1)
Allowance for credit losses as of October 31, 2019, were determined using three probability-weighted scenarios (base case, optimistic and pessimistic). Starting Q1, 2020, the Bank added an additional pessimistic front loaded scenario to its measurement methodology.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Pessimistic Front Loaded (1)
October 31, 2020	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	3.1	2.2	4.7	2.7	-2.0	3.8	-10.8	6.4
Unemployment rate, average %	7.3	5.5	6.7	4.7	9.9	5.8	14.1	7.1
Bank of Canada overnight rate target, average %	0.3	0.8	0.5	1.2	0.3	0.4	0.3	0.3
HPI – Housing Price Index, y/y % change	0.4	2.8	1.9	3.3	-6.3	4.6	-15.2	6.8
USDCAD exchange rate, average	1.30	1.25	1.30	1.25	1.37	1.27	1.40	1.33

US
Real GDP growth, y/y % change	2.5	2.2	3.6	2.4	-0.5	3.1	-7.4	5.2
Unemployment rate, average %	6.3	3.5	6.1	3.3	8.1	4.1	10.5	7.0

Mexico
Real GDP growth, y/y % change	1.0	2.3	2.5	2.6	-1.8	3.1	-8.7	5.3
Unemployment rate, average %	7.3	4.5	6.8	3.9	9.9	4.9	14.1	6.2

Chile
Real GDP growth, y/y % change	3.8	2.6	5.6	3.2	0.8	3.4	-6.2	5.6
Unemployment rate, average %	12.1	7.3	11.6	6.9	14.7	7.7	18.9	8.9

Peru
Real GDP growth, y/y % change	3.7	3.8	5.0	4.4	2.9	4.4	-3.5	6.3
Unemployment rate, average %	12.4	8.1	11.3	6.3	14.2	8.5	18.5	9.7

Colombia
Real GDP growth, y/y % change	1.9	3.5	3.0	4.0	1.1	4.0	-5.2	6.0
Unemployment rate, average %	14.4	8.2	13.6	6.8	16.2	8.7	20.5	9.8

Caribbean
Real GDP growth, y/y % change	2.2	4.1	3.3	4.4	1.0	4.7	-6.6	5.9

Global
WTI oil price, average USD/bbl	48	58	52	68	42	54	37	38
Copper price, average USD/lb	3.00	3.19	3.09	3.42	2.79	3.06	2.66	2.64
Global GDP, y/y % change	4.44	3.28	5.63	3.72	2.36	3.91	-2.67	5.34

(1)
Allowance for credit losses as of October 31, 2019, were determined using three probability-weighted scenarios (base case, optimistic and pessimistic). Starting Q1, 2020, the Bank added an additional pessimistic front loaded scenario to its measurement methodology.

(iii)	Sensitivity
The weighting of these multiple scenarios increased our reported allowance for credit losses for financial assets in Stage 1 and Stage 2, relative to our base case scenario, to $4,076 million (2020 – $5,863 million) from $3,998 million (2020 – $5,407 million). If we were to only use our pessimistic front loaded scenario for the measurement of allowance for credit losses for such assets, our allowance for credit losses on performing financial instruments would be $866 million higher than the reported allowance for credit losses as at October 31, 2021 (2020 – $1,944 million). Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $407 million (2020 – $495 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

($ millions)	Balance as at November 1, 2020	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2021
Residential mortgages	$884	$91	$(84)	$(89)	$802
Personal loans	3,155	928	(1,559)	(183)	2,341
Credit cards	1,886	772	(1,340)	(107)	1,211
Business and government	1,892	17	(375)	(160)	1,374
	$7,817	$1,808	$(3,358)	$(539)	$5,728
Presented as:
Allowance for credit losses on loans	$7,639				$5,626
Allowance for credit losses on acceptances	77				37
Allowance for credit losses on off-balance sheet exposures	101				65

2021 Scotiabank Annual Report
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Consolidated Financial Statements

($ millions)	Balance as at November 1, 2019	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2020
Residential mortgages	$680	$418	$(79)	$(135)	$884
Personal loans	2,065	2,632	(1,381)	(161)	3,155
Credit cards	1,255	1,672	(975)	(66)	1,886
Business and government	1,139	1,362	(506)	(103)	1,892
	$5,139	$6,084	$(2,941)	$(465)	$7,817
Presented as:
Allowance for credit losses on loans	$5,077				$7,639
Allowance for credit losses on acceptances	6				77
Allowance for credit losses on off-balance sheet exposures	56				101

Allowance	for credit losses on loans

As at October 31, 2021 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$152	$276	$374	$802
Personal loans	644	1,071	626	2,341
Credit cards	352	859	–	1,211
Business and government	186	431	655	1,272
Total (1)	$1,334	$2,637	$1,655	$5,626

(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks which amounted to $105.

As at October 31, 2020 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$190	$302	$392	$884
Personal loans	864	1,471	820	3,155
Credit cards	501	1,385	–	1,886
Business and government	409	560	745	1,714
Total (1)	$1,964	$3,718	$1,957	$7,639

(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks which amounted to $181.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

The following table presents the changes to the allowance for credit losses on loans
.

	As at October 31, 2021				As at October 31, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of the year	$190	$302	$392	$884	$126	$229	$325	$680
Provision for credit losses
Remeasurement (1)	(143)	70	149	76	(20)	150	237	367
Newly originated or purchased financial assets	49	–	–	49	39	–	–	39
Derecognition of financial assets and maturities	(10)	(24)	–	(34)	(4)	(14)	–	(18)
Changes in models and methodologies	–	–	–	–	7	6	17	30
Transfer to (from):
Stage 1	88	(74)	(14)	–	111	(90)	(21)	–
Stage 2	(12)	62	(50)	–	(18)	101	(83)	–
Stage 3	–	(32)	32	–	–	(42)	42	–
Gross write-offs	–	–	(111)	(111)	–	–	(97)	(97)
Recoveries	–	–	27	27	–	–	18	18
Foreign exchange and other movements (6)	(10)	(28)	(51)	(89)	(51)	(38)	(46)	(135)
Balance at end of year (2)	$152	$276	$374	$802	$190	$302	$392	$884
Personal loans
Balance at beginning of the year	$864	$1,471	$820	$3,155	$609	$865	$591	$2,065
Provision for credit losses
Remeasurement (1)	(1,119)	1,023	984	888	(559)	1,582	1,373	2,396
Newly originated or purchased financial assets	525	–	–	525	424	–	–	424
Derecognition of financial assets and maturities	(171)	(314)	–	(485)	(92)	(161)	–	(253)
Changes in models and methodologies	–	–	–	–	16	33	16	65
Transfer to (from):
Stage 1	882	(869)	(13)	–	832	(821)	(11)	–
Stage 2	(253)	325	(72)	–	(282)	358	(76)	–
Stage 3	(43)	(487)	530	–	(6)	(343)	349	–
Gross write-offs	–	–	(1,833)	(1,833)	–	–	(1,611)	(1,611)
Recoveries	–	–	274	274	–	–	230	230
Foreign exchange and other movements (6)	(41)	(78)	(64)	(183)	(78)	(42)	(41)	(161)
Balance at end of year (2)	$644	$1,071	$626	$2,341	$864	$1,471	$820	$3,155
Credit cards
Balance at beginning of the year	$501	$1,385	$–	$1,886	$424	$831	$–	$1,255
Provision for credit losses
Remeasurement (1)	(452)	299	972	819	(213)	1,174	661	1,622
Newly originated or purchased financial assets	117	–	–	117	155	–	–	155
Derecognition of financial assets and maturities	(70)	(94)	–	(164)	(72)	(68)	–	(140)
Changes in models and methodologies	–	–	–	–	6	29	–	35
Transfer to (from):
Stage 1	382	(382)	–	–	365	(365)	–	–
Stage 2	(103)	103	–	–	(146)	146	–	–
Stage 3	–	(389)	389	–	–	(307)	307	–
Gross write-offs	–	–	(1,543)	(1,543)	–	–	(1,163)	(1,163)
Recoveries	–	–	203	203	–	–	188	188
Foreign exchange and other movements (6)	(23)	(63)	(21)	(107)	(18)	(55)	7	(66)
Balance at end of year (2)	$352	$859	$–	$1,211	$501	$1,385	$–	$1,886
Business and government
Balance at beginning of the year	$478	$592	$745	$1,815	$191	$263	$679	$1,133
Provision for credit losses
Remeasurement (1)	(262)	11	402	151	146	467	647	1,260
Newly originated or purchased financial assets	325	–	–	325	315	–	–	315
Derecognition of financial assets and maturities	(320)	(72)	(11)	(403)	(200)	(72)	(16)	(288)
Changes in models and methodologies	(4)	(11)	–	(15)	11	2	–	13
Transfer to (from):
Stage 1	66	(66)	–	–	48	(48)	–	–
Stage 2	(53)	54	(1)	–	(28)	31	(3)	–
Stage 3	–	(9)	9	–	(2)	(27)	29	–
Gross write-offs	–	–	(414)	(414)	–	–	(534)	(534)
Recoveries	–	–	39	39	–	–	28	28
Foreign exchange and other movements	(18)	(29)	(114)	(161)	(3)	(24)	(85)	(112)
Balance at end of period including off-balance sheet exposures (2)	$212	$470	$655	$1,337	$478	$592	$745	$1,815
Less: Allowance for credits losses on off-balance sheet exposures (2)(3)	26	39	–	65	69	32	–	101
Balance at end of year (2)	$186	$431	$655	$1,272	$409	$560	$745	$1,714

(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal loans, credit cards, and business and government loans totaled $270 (2020 – $310).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position .
(4)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(5)
During the year ended October 31, 2021, the contractual terms of certain financial assets were modified where the modification did not result in derecognition. The carrying value of such loans that were modified in Stage 2 and Stage 3 was $1,505 and $854 respectively, before the modification.

(6)	Divestitures are included in the foreign exchange and other movements.

2021 Scotiabank Annual Report
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20
1

Consolidated Financial Statements

(f)	Carrying value of exposures by risk rating

Residential mortgages	As at October 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$187,163	$5,610	$–	$192,773	$167,233	$1,892	$–	$169,125
Low	69,306	1,768	–	71,074	61,988	1,495	–	63,483
Medium	9,170	3,690	–	12,860	10,914	2,071	–	12,985
High	904	2,284	–	3,188	1,197	3,435	–	4,632
Very high	16	643	–	659	13	596	–	609
Loans not graded (2)	34,122	3,671	–	37,793	28,787	3,573	–	32,360
Default	–	–	1,331	1,331	–	–	1,490	1,490
Total	300,681	17,666	1,331	319,678	270,132	13,062	1,490	284,684
Allowance for credit losses	152	276	374	802	190	302	392	884
Carrying value	$300,529	$17,390	$957	$318,876	$269,942	$12,760	$1,098	$283,800

(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at October 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$30,085	$168	$–	$30,253	$29,557	$499	$–	$30,056
Low	25,719	574	–	26,293	25,508	1,793	–	27,301
Medium	8,290	1,127	–	9,417	6,619	2,779	–	9,398
High	5,686	2,307	–	7,993	5,809	2,964	–	8,773
Very high	82	1,157	–	1,239	318	1,367	–	1,685
Loans not graded (2)	14,159	1,353	–	15,512	13,629	1,884	–	15,513
Default	–	–	833	833	–	–	1,032	1,032
Total	84,021	6,686	833	91,540	81,440	11,286	1,032	93,758
Allowance for credit losses	644	1,071	626	2,341	864	1,471	820	3,155
Carrying value	$83,377	$5,615	$207	$89,199	$80,576	$9,815	$212	$90,603

(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at October 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,517	$76	$–	$1,593	$1,318	$20	$–	$1,338
Low	2,288	135	–	2,423	1,971	184	–	2,155
Medium	2,666	166	–	2,832	2,416	393	–	2,809
High	2,237	1,225	–	3,462	2,229	1,799	–	4,028
Very high	21	509	–	530	41	843	–	884
Loans not graded (1)	1,158	452	–	1,610	2,414	1,169	–	3,583
Default	–	–	–	–	–	–	–	–
Total	9,887	2,563	–	12,450	10,389	4,408	–	14,797
Allowance for credit losses	352	859	–	1,211	501	1,385	–	1,886
Carrying value	$9,535	$1,704	$–	$11,239	$9,888	$3,023	$–	$12,911

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at October 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$88,308	$14	$–	$88,322	$85,242	$6	$–	$85,248
Low	17,880	12	–	17,892	16,775	39	–	16,814
Medium	6,858	36	–	6,894	5,739	123	–	5,862
High	3,103	745	–	3,848	2,201	705	–	2,906
Very high	24	212	–	236	3	134	–	137
Loans not graded (1)	9,126	2,204	–	11,330	11,113	4,501	–	15,614
Default	–	–	–	–	–	–	–	–
Carrying value	$125,299	$3,223	$–	$128,522	$121,073	$5,508	$–	$126,581

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

Total retail loans	As at October 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$307,073	$5,868	$–	$312,941	$283,350	$2,417	$–	$285,767
Low	115,193	2,489	–	117,682	106,242	3,511	–	109,753
Medium	26,984	5,019	–	32,003	25,688	5,366	–	31,054
High	11,930	6,561	–	18,491	11,436	8,903	–	20,339
Very high	143	2,521	–	2,664	375	2,940	–	3,315
Loans not graded (2)	58,565	7,680	–	66,245	55,943	11,127	–	67,070
Default	–	–	2,164	2,164	–	–	2,522	2,522
Total	519,888	30,138	2,164	552,190	483,034	34,264	2,522	519,820
Allowance for credit losses	1,148	2,206	1,000	4,354	1,555	3,158	1,212	5,925
Carrying value	$518,740	$27,932	$1,164	$547,836	$481,479	$31,106	$1,310	$513,895

(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at October 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$110,786	$892	$–	$111,678	$105,757	$1,290	$–	$107,047
Non-Investment grade	91,945	7,570	–	99,515	93,998	8,840	–	102,838
Watch list	31	3,266	–	3,297	47	3,101	–	3,148
Loans not graded (2)	2,151	11	–	2,162	2,063	36	–	2,099
Default	–	–	2,292	2,292	–	–	2,531	2,531
Total	204,913	11,739	2,292	218,944	201,865	13,267	2,531	217,663
Allowance for credit losses	186	431	655	1,272	409	560	745	1,714
Carrying value	$204,727	$11,308	$1,637	$217,672	$201,456	$12,707	$1,786	$215,949

(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at October 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$186,056	$1,266	$–	$187,322	$182,580	$1,280	$–	$183,860
Non-investment grade	66,009	3,786	–	69,795	59,600	4,336	–	63,936
Watch list	12	2,160	–	2,172	6	1,704	–	1,710
Loans not graded (2)	4,155	–	–	4,155	3,702	309	–	4,011
Default	–	–	102	102	–	–	161	161
Total	256,232	7,212	102	263,546	245,888	7,629	161	253,678
Allowance for credit losses	26	39	–	65	69	32	–	101
Carrying value	$256,206	$7,173	$102	$263,481	$245,819	$7,597	$161	$253,577

(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at October 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$296,842	$2,158	$–	$299,000	$288,337	$2,570	$–	$290,907
Non-investment grade	157,954	11,356	–	169,310	153,598	13,176	–	166,774
Watch list	43	5,426	–	5,469	53	4,805	–	4,858
Loans not graded (2)	6,306	11	–	6,317	5,765	345	–	6,110
Default	–	–	2,394	2,394	–	–	2,692	2,692
Total	461,145	18,951	2,394	482,490	447,753	20,896	2,692	471,341
Allowance for credit losses	212	470	655	1,337	478	592	745	1,815
Carrying value	$460,933	$18,481	$1,739	$481,153	$447,275	$20,304	$1,947	$469,526

(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

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Consolidated Financial Statements

(g)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy. In cases where borrowers have opted to participate in payment deferral programs as a result of COVID-19, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	2021 (2)				2020 (2)
As at October 31 ($ millions)	31 – 60 days	61 – 90 days	91 days and greater (3)	Total	31 – 60 days	61 – 90 days	91 days and greater (3)	Total
Residential mortgages	$732	$327	$–	$1,059	$663	$282	$–	$945
Personal loans	411	210	–	621	604	273	–	877
Credit cards	125	83	201	409	401	166	277	844
Business and government	124	24	–	148	288	103	–	391
Total	$1,392	$644	$201	$2,237	$1,956	$824	$277	$3,057

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)
For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(h)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition either through acquisition or origination. The following table provides details of such assets:

As at October 31 ($ millions)	2021	2020
Unpaid principal balance (1)	$303	$393
Credit related fair value adjustments	(68)	(93)
Carrying value	235	300
Stage 3 allowance	(1)	(10)
Carrying value net of related allowance	$234	$290

(1)	Represents principal amount owed net of write-offs.

14	Derecognition of Financial Assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program, and/or third-party investors. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).
The sale of mortgages under the above programs does not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.
The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2021 (1)	2020 (1)
Assets
Carrying value of residential mortgage loans	$17,145	$20,586
Other related assets (2)	9,787	9,548
Liabilities
Carrying value of associated liabilities	25,833	27,819

(1)	The fair value of the transferred assets is $25,761 (2020 – $29,415) and the fair value of the associated liabilities is $26,021 (2020—$28,920), for a net position of $(260) (2020—$495).
(2)
These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans
The Bank securitizes a portion of its credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans. For further details, refer to Note 15.
Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2021 (1)	2020 (1)
Carrying value of assets associated with:
Repurchase agreements (2)	$100,083	$121,918
Securities lending agreements	59,506	53,082
Total	159,589	175,000
Carrying value of associated liabilities (3)	$123,469	$137,763

(1)	The fair value of transferred assets is $159,589 (2020 – $175,000) and the fair value of the associated liabilities is $123,469 (2020 – $137,763), for a net position of $36,120 (2020 – $37,237).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.
Continuing involvement in transferred financial assets that qualify for derecognition
Loans issued by the Bank under the Canada Emergency Business Account (CEBA) program are derecognized from the Consolidated Statement of Financial Position as the program meets the
pass-through criteria for derecognition of financial assets under IFRS 9.
As at October 31, 2021, the Bank has derecognized $4.3 billion of CEBA loans (October 31, 2020 – $3.0 billion). The Bank retains a continuing involvement in these derecognized loans through
its servicing of these loans on behalf of EDC. The appropriate level of administration fees for servicing the loans has been recognized.

15	Structured Entities

(a)	Consolidated structured entities
U.S. multi-seller conduit
The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third
parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through over-collateralization protection and cash reserves
.
Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a Liquidity Asset Purchase Agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to perform under its asset-specific LAPA agreements, in which case the Bank is obliged to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.
The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank holds the subordinated note issued by the conduit.
The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets and investment in the conduit’s subordinated note, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.
The conduit’s assets are primarily included in business and government loans on the Bank’s Consolidated Statement of Financial Position.
There are contractual restrictions on the ability of the Bank’s consolidated U.S. multi-seller conduit to transfer funds to the Bank. The Bank is restricted from accessing the conduit’s assets under the relevant arrangements
. The Bank has no rights to the assets owned by the conduit. In the normal course of business, the assets of the conduit can only be used to settle the obligations of the conduit.
Bank funding vehicles and capital vehicles
The Bank uses funding and capital vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds and notes. Funding vehicles include Scotiabank Covered Bond Guarantor Limited Partnership, Trillium Credit Card Trust II, and Securitized Term Auto Receivables Trust 2018-2, 2019-1 and 2019-CRT. Activities of these funding structured entities are generally limited to holding an interest in a pool of assets or receivables generated by the Bank. Capital vehicles include Scotiabank LRCN Trust which was established in connection with the Bank’s issuance of qualifying regulatory capital instruments. These structured entities
are consolidated due to the Bank’s decision-making power and ability to use the power to affect the Bank’s returns.
Scotiabank Covered Bond Guarantor Limited Partnership
The Bank has a registered covered bond program through which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.
As at October 31, 2021, $31.3 billion (2020 – $30.5 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The increase in covered bonds is as a result of new issuances that have taken place throughout the year. The Bank’s outstanding covered bonds are denominated in U.S. dollars, Australian dollars, British pounds, Swiss francs and Euros. As at October 31, 2021, assets pledged in relation to these covered bonds were uninsured residential mortgages denominated in Canadian dollars of $34.7 billion (2020 – $31.5 billion). These figures exclude activities
in connection with Canadian dollar-denominated covered bonds held by the Bank and eliminated upon consolidation, or transferred to the Bank of Canada as part of its term repo program and included in Obligations related to securities sold under repurchase agreements and securities lent on the Consolidated Statement of Financial
Position.
Credit card receivables securitization trust
The Bank securitizes a portion of its Canadian
credit
card receivables (receivables) through Trillium Credit Card Trust II (Trillium), a Bank-sponsored structured entity. Trillium issues senior and subordinated notes to third-party investors. The proceeds of such issuance are used to purchase co-ownership interests in receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

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Consolidated Financial Statements

The
Bank is responsible for servicing the transferred receivables as well as performing administrative functions for Trillium. As at October 31, 2021, US$1.3 billion ($1.5 billion Canadian dollars) (2020 – US$1.7 billion, $2.3 billion Canadian dollars) Class A notes
;
and US$109 million ($135 million Canadian dollars) (2020 – US$148 million, $197 million Canadian dollars) subordinated
Class
B and Class C notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at October 31, 2021 assets pledged in relation to these notes were credit card receivables, denominated in Canadian dollars, of $1.8 billion (2020 – $2.6 billion).
Auto loan receivables securitization trusts
The Bank securitizes a portion of its Canadian auto loan receivables (receivables) through Securitized Term Auto Receivables Trust (START entities) 2018-2, 2019-1 and 2019-CRT. Each entity is a Bank-sponsored structured entity. The START entities issue senior and subordinated notes to the Bank and/or third-party investors, and the proceeds of such issuances are used to purchase discrete pools of retail indirect auto loan receivables from the Bank. Recourse of the note holders is limited to the receivables.
The Bank is responsible for servicing the transferred receivables as well as performing administrative functions for the START entities. As at October 31, 2021, the aggregate senior and subordinated notes issued to third parties outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position were US
$0.2 billion ($0.3 billion Canadian dollars) (2020 – US$0.7 billion, $0.9 billion Canadian dollars). As at October 31, 2021, assets pledged in relation to these notes were Canadian auto loan receivables denominated in Canadian dollars of $0.8 billion (2020 – $2 billion).
Scotiabank LRCN Trust
During the year, the Bank established Scotiabank LRCN Trust (the Trust) in connection with
the issuance of $1,250 million 3.70% Fixed Rate Resetting Limited Recourse Capital Notes Series 1 (NVCC) (“LRCN Series 1”) and US$600 million 3.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 2 (NVCC) (“LRCN Series 2”). The Trust separately holds $1,250 million of 3.70% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 1 AT1 Notes”) issued concurrently with the LRCN Series 1 and US$600 million of 3.625% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 2 AT1 Notes”) issued concurrently with the LRCN Series 2. Refer to Note 24(b) – Preferred shares and other equity instruments for further information.
Other
Assets of other consolidated structured entities are comprised of securities, deposits with banks and other assets to meet the Bank’s and customer needs.

(b)	Unconsolidated structured entities
The following table provides information about other structured entities in which the Bank has a significant interest but does not control and therefore does not consolidate. A significant interest is generally considered to exist where the Bank is exposed to 10% or more of the unconsolidated structured entities’ maximum exposure to loss.

	As at October 31, 2021
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Total
Total assets on structured entity’s financial statements	$3,519	$2,403	$833	$6,755
Assets recognized on the Bank’s financial statements
Trading assets	7	2	–	9
Investment securities	–	1,124	10	1,134
Loans (1)	–	639	59	698
	7	1,765	69	1,841
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	833	833
	–	–	833	833
Bank’s maximum exposure to loss	$3,526	$1,765	$69	$5,360

	As at October 31, 2020
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Total
Total assets (on structured entity’s financial statements)	$3,097	$3,106	$833	$7,036
Assets recognized on the Bank’s financial statements
Trading assets	1	2	–	3
Investment securities	–	1,192	10	1,202
Loans (1)	–	820	59	879
	1	2,014	69	2,084
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	833	833
	–	–	833	833
Bank’s maximum exposure to loss	$3,098	$2,014	$69	$5,181

(1)	Loan balances are presented net of allowance for credit losses.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the structured entities, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the structured entities. Of the aggregate amount of maximum exposure to loss as at October 31, 2021, the Bank has recorded $1.8 billion (2020 – $2.1 billion), primarily its interest in the structured entities, on its Consolidated Statement of Financial Position.
Canadian multi-seller conduits that the Bank administers
The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific LAPA with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted
assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. In most cases, the liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $1.4 billion (2020 – $1.1 billion) based on future asset purchases by these conduits.
Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.
Structured finance entities
The Bank has interests in structured entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank may act as an administrator, an investor or a combination of both in these types of structures.
Capital funding vehicles
These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore, the Bank does not have exposure or rights to variable returns from these unconsolidated entities.

(c)	Other unconsolidated Bank-sponsored entities
The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entities, and the Bank’s name is used by the structured entities to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor
.
The following table provides information on revenue from unconsolidated Bank-sponsored entities.

	Funds
As at October 31 ($ millions)	2021	2020
Revenue	$2,604	$2,165

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20
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Consolidated Financial Statements

16	Property and Equipment

($ millions)	Land & Building	Equipment	Technology Assets	Leasehold Improvements	Right-of-use Assets	Total
Cost
Balance as at October 31, 2019	$1,743	$2,154	$2,372	$1,615	$–	$7,884
Impact of first application of IFRS 16	–	–	–	–	3,620	3,620
Acquisitions	–	4	1	10	–	15
Additions	109	262	117	151	259	898
Disposals	(205)	(407)	(113)	(114)	(93)	(932)
Foreign currency adjustments and other	(28)	(77)	9	(2)	–	(98)
Balance as at October 31, 2020	$1,619	$1,936	$2,386	$1,660	$3,786	$11,387
Acquisitions	–	–	–	–	–	–
Additions	126	111	92	74	456	859
Disposals	(49)	(47)	(32)	(51)	(132)	(311)
Foreign currency adjustments and other	(127)	(94)	(36)	(34)	(107)	(398)
Balance as at October 31, 2021	$1,569	$1,906	$2,410	$1,649	$4,003	$11,537

Accumulated depreciation
Balance as at October 31, 2019	$672	$1,631	$1,935	$977	$–	$5,215
Depreciation	42	111	153	91	400	797
Disposals	(84)	(321)	(71)	(49)	(9)	(534)
Foreign currency adjustments and other	(10)	50	(47)	5	14	12
Balance as at October 31, 2020	$620	$1,471	$1,970	$1,024	$405	$5,490
Depreciation	42	98	155	95	379	769
Disposals	(30)	(32)	(31)	(37)	(35)	(165)
Foreign currency adjustments and other	(35)	(73)	(34)	(23)	(13)	(178)
Balance as at October 31, 2021	$597	$1,464	$2,060	$1,059	$736	$5,916

Net book value
Balance as at October 31, 2020	$999	$465	$416	$636	$3,381	$5,897 (1)
Balance as at October 31, 2021	$972	$442	$350	$590	$3,267	$5,621 (1)

(1)	Includes $40 (2020 – $43) of investment property.

17	Investments in Associates
The Bank had significant investments in the following associates:

			2021			2020
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value
Canadian Tire’s Financial Services business (CTFS) (2)	Canada	Financial Services	20.00%	September 30, 2021	$549	$534
Bank of Xi’an Co. Ltd. (3)	China	Banking	17.99%	September 30, 2021	968	926
Maduro & Curiel’s Bank N.V. (4)	Curacao	Banking	48.10%	September 30, 2021	366	355

(1)
Represents the date of the most recent financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent financial statements.

(2)
Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest until the end of the 10th anniversary (October 1, 2024) at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After October 1, 2024 for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(3)	Based on the quoted price on the Shanghai Stock Exchange, the Bank’s investment in Bank of Xi’an Co. Ltd was $671 as at October 31, 2021 (October 31, 2020 – $818).
(4)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of October 31, 2021 these reserves amounted to $60 (2020 – $64).

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Consolidated Financial Statements

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended (1)		As at October 31, 2021
($ millions)	Revenue	Net income	Total assets	Total liabilities
Canadian Tire’s Financial Services business (CTFS)	$1,098	$437	$7,832	$6,722
Bank of Xi’an Co. Ltd.	1,402	541	65,006	59,828
Maduro & Curiel’s Bank N.V.	304	67	6,183	5,438

	For the twelve months ended (1)		As at October 31, 2020
($ millions)	Revenue	Net income	Total assets	Total liabilities
Canadian Tire’s Financial Services business (CTFS)	$1,183	$301	$7,035	$6,017
Bank of Xi’an Co. Ltd.	1,317	511	60,392	55,459
Maduro & Curiel’s Bank N.V.	334	80	6,117	5,396

(1)	Based on the most recent available financial statements.

18	Goodwill and Other Intangible Assets
Goodwill
The changes in the carrying amounts of goodwill by cash-generating unit (CGU) are as follows:

($ millions)	Canadian Banking	Global Wealth Management	Global Banking and Markets	Latin America	Caribbean and Central America	Total
Balance as at October 31, 2019	$5,093	$–	$260	$3,272	$1,006	$9,631
Reclassification due to reorganization of operating segments	(3,403)	3,628	–	(225)	–	–
Acquisitions	–	–	–	–	–	–
Dispositions (1)	–	–	(21)	(47)	(67)	(135)
Foreign currency adjustments and other	–	(14)	1	(168)	(36)	(217)
Balance as at October 31, 2020	1,690	3,614	240	2,832	903	9,279
Reclassification due to reorganization of operating segments	–	–	–	–	–	–
Acquisitions	–	–	–	–	–	–
Dispositions (1)	–	–	–	–	–	–
Foreign currency adjustments and other	–	(34)	(9)	(315)	(73)	(431)
Balance as at October 31, 2021	$1,690	$3,580	$231	$2,517	$830	$8,848

(1)	Includes wind-downs.
Global Wealth Management CGU
Effective November 1, 2019, the Bank established Global Wealth Management as a separate business segment. Wealth Management results previously reported in the Canadian Banking and International Banking business segments are now being reported in the new business segment.
Impairment testing of goodwill
Goodwill acquired in business combinations is allocated to each of the Bank’s group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU falling below its carrying value.
The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, and operational risks, and leverage, consistent with the Bank’s capital attribution for business line performance measurement. The recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value for the CGU, the Bank has used price earnings (P/E) multiples applied to normalized net income for the last four quarters as of the test date, a control premium is added based on a five year weighted average acquisition premium paid for comparable companies, and costs of disposal are deducted from the fair value of the CGU. The resulting recoverable amount determined is then compared to its respective carrying amount to identify any impairment. P/E multiples ranging from 10.0 to 12.5 times (2020 – 10.0 to 11.5 times) have been used.
The fair value less costs of disposal of the CGU is sensitive to changes in net income, P/E multiples and control premiums.
Goodwill was assessed for annual impairment as at July 31, 2021 and July 31, 2020 and no impairment was determined to exist. Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount of the CGU would not result in an impairment. No significant negative changes were noted as of October 31, 2021.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Intangible assets
Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts (1)	Other intangibles	Total
Cost
Balance as at October 31, 2019	$4,525	$2,131	$4,415	$166	$11,237
Acquisitions	–	–	–	–	–
Additions	723	2	–	–	725
Disposals	(198)	(59)	–	–	(257)
Foreign currency adjustments and other	(59)	(101)	–	–	(160)
Balance as at October 31, 2020	$4,991	$1,973	$4,415	$166	$11,545
Acquisitions	2	–	–	–	2
Additions	861	–	–	–	861
Disposals	(7)	–	–	–	(7)
Foreign currency adjustments and other	(149)	(106)	–	–	(255)
Balance as at October 31, 2021	$5,698	$1,867	$4,415	$166	$12,146
Accumulated amortization
Balance as at October 31, 2019	$2,169	$1,234	$–	$–	$3,403
Amortization	625	124	–	–	749
Disposals (including wind-downs)	(191)	(55)	–	–	(246)
Foreign currency adjustments and other	(22)	(75)	–	–	(97)
Balance as at October 31, 2020	$2,581	$1,228	$–	$–	$3,809
Amortization	639	103	–	–	742
Disposals	(5)	–	–	–	(5)
Foreign currency adjustments and other	(98)	(58)	–	–	(156)
Balance as at October 31, 2021	$3,117	$1,273	$–	$–	$4,390
Net book value
As at October 31, 2020	$2,410 (2)	$745	$4,415	$166	$7,736
As at October 31, 2021	$2,581 (2)	$594	$4,415	$166	$7,756

(1)	Fund management contracts are attributable to HollisWealth Inc. (formerly DundeeWealth Inc.), MD Financial Management Inc., and Jarislowsky Fraser Limited.
(2)
Computer software comprises of purchased software of $380 (2020 – $507), internally generated software of $1,405 (2020 – $1,337), and in process software not subject to amortization of $797 (2020 – $566).

Impairment testing of indefinite life intangible assets
Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins taking into consideration past experience and market expectations. The forecast cash flows cover a
5-year
period, with a terminal growth rate in the range of 3 to 5% (2020 – 3 to 5%) applied thereafter. These cash flows have been discounted at rates in the range of 10 to 12% (2020 – 10 to 12%) depending on the nature of the fund management contract intangible asset.
Indefinite life intangible assets were assessed for annual impairment as at July 31, 2021 and July 31, 2020 and no impairment was determined to exist.
Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount would not result in an impairment. No significant negative changes were noted as of October 31, 2021.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

19	Other Assets

As at October 31 ($ millions)	2021	2020
Accrued interest	$2,155	$2,812
Accounts receivable and prepaids	2,201	2,026
Current tax assets	1,722	1,520
Margin deposit derivatives	5,990	4,912
Segregated fund assets	2,197	2,248
Pension assets (Note 28)	456	260
Receivable from brokers, dealers and clients	2,997	2,347
Other	4,226	3,597
Total	$21,944	$19,722

20	Deposits

	2021						2020
	Payable on demand (1)
As at October 31 ($ millions)	Interest- bearing	Non-interest- bearing	Payable after notice (2)		Payable on a fixed date (3)	Total
Personal	$9,214	$10,191	$159,191		$64,955	$243,551	$246,135
Business and government	176,757	34,254	46,150		254,187	511,348	464,619
Financial institutions	10,484	759	1,769		29,348	42,360	40,084
Total	$196,455	$45,204	$207,110	(4)	$348,490	$797,259	$750,838
Recorded in:
Canada	$139,980	$26,624	$172,859		$231,791	$571,254	$541,589
United States	44,112	157	4,431		38,926	87,626	60,747
United Kingdom	–	–	353		16,879	17,232	14,977
Mexico	–	5,707	6,718		11,834	24,259	25,294
Peru	5,056	54	5,552		3,858	14,520	17,694
Chile	2,842	6,289	154		11,346	20,631	23,592
Colombia	45	641	5,227		3,271	9,184	9,308
Other International	4,420	5,732	11,816		30,585	52,553	57,637
Total (5)	$196,455	$45,204	$207,110		$348,490	$797,259	$750,838

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $193 (2020 – $158) of non-interest bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $259,027 (2020 – $215,836), deposits denominated in Chilean pesos amount to $17,841 (2020 – $21,099), deposits denominated in Mexican pesos amount to $22,032 (2020 – $22,765) and deposits denominated in other foreign currencies amount to $82,871 (2020 – $83,706).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2021	$34,829	$24,372	$30,918	$90,433	$20,688	$201,240
As at October 31, 2020	$38,739	$22,498	$30,850	$92,589	$18,072	$202,748

(1)	The majority of foreign term deposits are in excess of $100,000.

2021 Scotiabank Annual Report
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2
11

Consolidated Financial Statements

21	Subordinated Debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2021	2020
Maturity date	Interest rate (%)	Terms (1)	Carrying value (2)	Carrying value (2)
June 2025	8.90	Redeemable at any time.	$255	$251
December 2025 (3)	3.367	On December 8, 2020, the Bank redeemed these notes at 100% of their principal amount plus accrued interest to the redemption date.	–	732
December 2025 (3)	4.50	US$1,250 million. Interest will be payable semi-annually in arrears on June 16 and December 16 of each year, until maturity in December 2025.	1,547	1,665
March 2027 (3)	2.58	Redeemable on or after March 30, 2022. After March 30, 2022, interest will be payable at an annual rate equal to the three-month bankers’ acceptance rate plus 1.19%.	1,156	1,267
January 2029 (3)	3.89	Redeemable on or after January 18, 2024. After January 18, 2024, interest will be payable at an annual rate equal to the three-month bankers’ acceptance rate plus 1.58%.	1,771	1,844
July 2029 (3)	2.836	Redeemable on or after July 3, 2024. After July 3, 2024, interest will be payable at an annual rate equal to the three-month bankers’ acceptance rate plus 1.18%.	1,510	1,544
August 2085 (4)	Floating	US$76 million bearing interest at a floating rate of the offered rate for six-month US$ LIBOR plus 0.125%. Redeemable on any interest payment date.	95	102
			$6,334	$7,405

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)
The carrying value of subordinated debentures may differ from par value due to fair value hedge adjustments related to hedge accounting and adjustments related to subordinated debentures held for market-making purposes.

(3)
These debentures contain non-viability contingent capital (NVCC) provisions. Under such NVCC provisions, outstanding debentures are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, the debentures would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or, where applicable, the US dollar equivalent of $5.00 (subject to, in each case, adjustments in certain events as set out in the respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event
(10-day
weighted average), where applicable converted from CAD to USD.

(4)	During the year ended October 31, 2020, the Bank purchased for cancellation approximately US$7 million subordinated debentures due 2085.

22	Other Liabilities

As at October 31 ($ millions)	2021	2020
Accrued interest	$1,454	$2,244
Lease liabilities (1)	3,413	3,475
Accounts payable and accrued expenses	6,508	5,441
Current tax liabilities	1,344	743
Deferred tax liabilities (Note 27)	1,149	1,073
Gold and silver certificates and bullion	417	1,112
Margin and collateral accounts	7,313	8,622
Segregated fund liabilities	2,197	2,248
Payables to brokers, dealers and clients	958	624
Provisions (Note 23)	296	125
Allowance for credit losses on off-balance sheet exposures (Note 13)	65	101
Pension liabilities (Note 28)	661	2,202
Other liabilities of subsidiaries and structured entities	25,221	25,938
Other	7,803	8,656
Total	$58,799	$62,604

(1)	Presents discounted value of lease liabilities.
The table below sets out a maturity analysis of undiscounted lease liabilities showing the lease payments to be made after the reporting date:

As at October 31 ($ millions)	2021	2020
Within 1 year	$420	$451
1 to 2 years	404	434
2 to 3 years	391	420
3 to 4 years	380	403
4 to 5 years	359	367
After 5 years	2,105	2,080
Total	$4,059	$4,155

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

23	Provisions

($ millions)
As at November 1, 2019	$210
Provisions made during the year	244
Provisions utilized / released during the year	(329)
Balance as at October 31, 2020	$125
Provisions made during the year	306
Provisions utilized / released during the year	(135)
Balance as at October 31, 2021	$296
Restructuring
The Bank recorded a restructuring charge of
$126
million, substantially related to International Banking for the cost of reducing branches and full-time employees, driven by the accelerated customer adoption of digital channels and process automation. These efficiencies are a result of the Bank’s commitment to simplify processes and optimize distribution channels to run businesses more effectively while meeting changing customer needs. This charge was recorded in the Other operating segment.
Legal
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory proceedings will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.
Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.
Current Year
The Bank recorded settlement and litigation provisions in the amount of
$62
million in connection with the Bank’s former metals business. These provisions were recorded in the Other operating segment.
The Bank, through its Peruvian subsidiary, is engaged in legal actions on certain value-added tax assessed amounts and associated interest totalling $149 million, related to certain client transactions which occurred prior to the Bank’s acquisition of the subsidiary. In November 2021, the Bank became aware that the Peruvian constitutional court dismissed the matter relating to the interest for procedural reasons. The Bank is analyzing the decision and evaluating its next steps in this matter. Actions related to the original assessed amount continue. Funds were placed on deposit with the Peruvian tax authority by 2014, which stopped the continued accrual of interest. The Bank is confident that it will be successful in these matters and intends to continue to defend its position. Accordingly, no amounts have been accrued in the consolidated financial statements.
Prior Year
In the prior year, Scotiabank entered into a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (the “DOJ”). Additionally, the Commodity Futures Trading Commission (the “CFTC”) issued three separate orders against Scotiabank (collectively, the “Orders”). The DPA and the Orders (together, the “Resolutions”) resolve the DOJ’s and CFTC’s previously disclosed investigations into Scotiabank’s activities and trading practices in the metals markets and related conduct as well as pre-trade
mid-market
marks and related swap dealer compliance issues.
Under the terms of the Resolutions, the Bank made aggregate payments to the DOJ and CFTC of approximately
$127.5
million (USD) and has agreed to retain an independent compliance monitor, which the Bank engaged on April 1, 2021. Under one of the orders, the CFTC will defer proceedings to suspend or revoke the Bank’s provisional registration as a swap dealer subject to the Bank’s implementation of a remediation plan, among other conditions, which the Bank is carrying out under the oversight of the independent compliance monitor.

24	Common shares, preferred shares and other equity instruments

(a)	Common shares
Authorized:
An unlimited number of common shares without nominal or par value.
Issued and fully paid:

	2021			2020
As at October 31 ($ millions)	Number of shares		Amount	Number of shares		Amount
Outstanding at beginning of year	1,211,479,297		$18,239	1,216,132,250		$18,264
Issued in relation to share-based payments, net (Note 26)	3,016,072		200	941,847		59
Issued in relation to the acquisition of a subsidiary or associated corporation	842,154		68	–		–
Repurchased for cancellation under the Normal Course Issuer Bid	–		–	(5,594,800)		(84)
Outstanding at end of year	1,215,337,523	(1)	$18,507	1,211,479,297	(1)	$18,239

(1)
In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2021, the number of such shares bought and sold was 18,532,448 (2020 – 20,290,297).

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Dividend
The dividends paid on common shares in fiscal 2021 and 2020 were $4,371 million ($3.60 per share) and $4,363 million ($3.60 per share), respectively. The Board of Directors approved a quarterly dividend of $
1.00 per common share at its meeting on November 29, 2021. This quarterly dividend applies to shareholders of record at the close of business on January 4, 2022, and is payable January 27, 2022. Refer to Note 24(c) – Restriction on payment of dividends and retirement of shares.
Normal Course Issuer Bid
During the year ended October 31, 2020, the Bank repurchased and cancelled approximately 5.6 million common shares at a volume weighted average price of $73.95 per share for a total amount of $414 million.
On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of
COVID-19
measures. As at October 31, 2021, the Bank does not have an active normal course issuer bid and did not repurchase any common shares during the twelve months then ended. On November 4, 2021, OSFI removed the COVID-19 related restrictions and advised that such institutions may, subject to approval, repurchase common shares.
On November 30, 2021, the Bank announced that OSFI and the TSX approved a normal course issuer bid (the “2021 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2021 NCIB may commence on December 2, 2021 and terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2021 NCIB, (ii) the Bank providing a notice of termination, or (iii) December 1, 2022. On a quarterly basis, the Bank will notify OSFI prior to making purchases.
Non-viability
Contingent Capital
The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC limited recourse capital notes, and NVCC preferred shares as at October 31, 2021 would be 3,246 million common shares (2020 – 3,237 million common shares) based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends (refer to Note 21 – Subordinated debentures and Note 24(b) – Preferred shares and other equity instruments for further details).

(b)	Preferred shares and other equity instruments
Preferred shares
Authorized:
An unlimited number of preferred shares without nominal or par value.
Issued and fully paid:

	2021				2020
As at October 31 ($ millions)	Number of shares	Amount	Dividends declared per share (1)	Conversion feature	Number of shares	Amount	Dividends declared per share	Conversion feature
Preferred shares: (a)
Series 30 (b)	–	–	–	–	–	–	0.227500	Series 31
Series 31 (b)	–	–	–	–	–	–	0.331828	Series 30
Series 32 (c)	–	–	0.138829	Series 33	11,161,422	279	0.515752	Series 33
Series 33 (c)	–	–	0.100614	Series 32	5,184,345	130	0.579323	Series 32
Series 34 (d)	–	–	0.687500	Series 35	14,000,000	350	1.375000	Series 35
Series 36 (e)	–	–	1.031250	Series 37	20,000,000	500	1.375000	Series 37
Series 38 (f)(g)(h)	20,000,000	500	1.212500	Series 39	20,000,000	500	1.212500	Series 39
Series 40 (f)(g)(i)	12,000,000	300	1.212500	Series 41	12,000,000	300	1.212500	Series 41
Total preferred shares	32,000,000	$800			82,345,767	$2,059

(1)	Dividends declared from November 1, 2020 to October 31, 2021.
Terms of preferred shares

	First issue date	Issue price	Initial dividend	Initial dividend payment date	Rate reset spread	Redemption date	Redemption price
Preferred shares (a) :
Series 32 (c)	February 28, 2011	25.00	0.215410	April 27, 2011	1.34%	February 2, 2021	25.00
Series 33 (c)	February 2, 2016	25.00	0.105690	April 27, 2016	1.34%	February 2, 2021	25.00
Series 34 (d)	December 17, 2015	25.00	0.497300	April 27, 2016	4.51%	April 26, 2021	25.00
Series 36 (e)	March 14, 2016	25.00	0.508600	July 27, 2016	4.72%	July 26, 2021	25.00
Series 38 (f)(g)(h)	September 16, 2016	25.00	0.441800	January 27, 2017	4.19%	January 27, 2022	25.00
Series 40 (f)(g)(i)	October 12, 2018	25.00	0.362100	January 29, 2019	2.43%	January 27, 2024	25.00

(a)
Non-cumulative
preferential cash dividends on all series are payable quarterly, as and when declared by the Board. Dividends on the
Non-cumulative
5-Year
Rate Reset
Non-cumulative
5-Year
Rate Reset Preferred Shares Non Viability Contingent Capital (NVCC) (Series 38 and 40) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on such Rate Reset Preferred Shares will be determined by the sum of the
5-year
Government of Canada Yield plus the indicated rate reset spread, multiplied by $25.00. If outstanding, non-cumulative
preferential cash dividends on the Series 39 and 41 are payable quarterly, as and when declared by the Board. Dividends on the
Non-cumulative
5-Year
Rate Reset Preferred Shares NVCC (Series 39 and 41) are payable, at a rate equal to the sum of the three month Government of Canada Treasury Bill rate plus the rate reset spread of the converted preferred shares, multiplied by $25.00. For each of the years presented, the Bank paid all of the non-cumulative
preferred share dividends.

(b)	On April 26, 2020 the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 30 and 31 and paid dividends of $0.227500 and $0.331828, respectively, per share.
(c)
On February 2, 2021, the Bank redeemed all outstanding
Non-cumulative
Preferred Shares Series 32 and Series 33 at a price equal to $25.00 per share plus dividends declared on January 26, 2021 of $0.009891 per Series 32 share and $0.006976 per Series 33 share.

(d)
On April 26, 2021, the Bank redeemed all outstanding
Non-cumulative
Preferred Shares Series 34 at a price equal to $25.00 per share plus dividends declared on February 23, 2021 of $0.343750 per Series 34 share.

(e)
On July 26, 2021, the Bank redeemed all outstanding
Non-cumulative
Preferred Shares Series 36 at a price equal to $25.00 per share plus dividends declared on June 1, 2021 of $0.343750 per Series 36 share.

(f)
Holders of Fixed Rate Reset Preferred Shares (Series 38 and 40) will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. Holders of Floating Rate Reset Preferred Shares (Series 39 and 41, if outstanding) have reciprocal conversion options into the relevant series of Fixed Rate Reset Preferred Shares. With respect to Series 38 and 39, and 40 and 41, if the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Fixed Rate or Floating Rate Preferred Shares of such Series issued and outstanding on an applicable conversion date, then all of the issued and outstanding preferred shares of such Series will automatically be converted into an equal number of the preferred shares of the other relevant Series.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

(g)	These preferred shares contain NVCC provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III.
(h)
Holders of Series 38
Non-cumulative
5-Year
Rate Reset Preferred Shares (NVCC) will have the option to convert shares into an equal number of Series 39 non-cumulative
floating rate preferred shares (NVCC) on January 27, 2022, and on January 27 every five years thereafter. With regulatory approval, Series 38 preferred shares may be redeemed by the Bank on January 27, 2022 and every five years thereafter, and for Series 39 preferred shares, if applicable, on January 27, 2027 and every five years thereafter, at $25.00 per share, together with declared and unpaid dividends.

(i)
Holders of Series 40
Non-cumulative
5-Year
Rate Reset Preferred Shares (NVCC) will have the option to convert shares into an equal number of Series 41 non-cumulative
floating rate preferred shares (NVCC) on January 27, 2024, and on January 27 every five years thereafter. With regulatory approval, Series 40 preferred shares may be redeemed by the Bank on January 27, 2024 and every five years thereafter, and for Series 41 preferred shares, if applicable, on January 27, 2029 and every five years thereafter, at $25.00 per share, together with declared and unpaid dividends.

Under NVCC provisions, NVCC preferred shares Series 38, 39, 40 and 41, if outstanding, are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable.
If such a conversion were to occur, NVCC preferred shares Series 38, 39, 40 and 41, if outstanding, would be converted into common shares pursuant to an automatic conversion formula defined as 100% times the share value of $25.00 plus declared and unpaid dividends divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or (subject to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event
(10-day
weighted average).
Other equity instruments

Other equity instruments are comprised of NVCC additional Tier 1 qualifying regulatory capital notes:

									2021			2020
First issue date	Notional Amount (millions)		Reset date	Interest rate	Payment frequency	Interest rate after reset		Redemption frequency after reset (1)	Amount	Distributions paid per Note (2)		Amount	Distributions paid per Note (2)
October 12, 2017, Subordinated Additional Tier 1 Capital Notes (3)(4)	US$	1,250	October 12, 2022	4.65%	Semi- annually	LIBOR +2.648	(5) %	Quarterly	$1,560	US$	46.50	$1,560	US$	46.50
June 4, 2020, Subordinated Additional Tier 1 Capital Notes (3)(4)	US$	1,250	June 4, 2025	4.90%	Quarterly	UST +4.551	(6) %	Every five years	$1,689	US$	49.00	$1,689	US$	12.25
June 15, 2021, Limited Recourse Capital Notes (3)(8)(9)		$1,250	July 27, 2026	3.70%	Quarterly	GOC +2.761	(7) %	Every five years	$1,250		$13.51	$–		$–
October 7, 2021, Limited Recourse Capital Notes (3)(8)(10)	US$	600	October 27, 2026	3.625%	Quarterly	UST +2.613	(6) %	Quarterly	$753	US$	–	$–	US$	–
Total other equity instruments									$5,252			$3,249

(1)
Each security is redeemable at the sole discretion of the Bank five years after its issuance and every quarter or five years, as applicable, thereafter. The securities are also redeemable following a regulatory or tax event, as described in the offering documents. All redemptions are subject to regulatory consent and occur at a redemption price of par plus accrued and unpaid interest (unless canceled, where applicable).

(2)	Distributions paid from November 1 to October 31 in the relevant fiscal year per face amount of $1,000 or US$1,000, as applicable.
(3)	The securities rank pari passu to each other and are the Bank’s direct unsecured obligations, ranking subordinate to Bank’s other subordinated indebtedness.
(4)
While interest is payable on the securities when it becomes due, the Bank may, at its sole discretion and with notice, cancel interest payments. Refer to Note 24(c) – Restriction on payment of dividends and retirement of shares.

(5)	Three-month US$ LIBOR.
(6)	The then-prevailing five-year U.S. Treasury Rate.
(7)	The then-prevailing five-year Government of Canada yield.
(8)
Interest on Limited Recourse Capital Notes is non-deferrable, however, non-payment of interest that is not cured within five business days results in a Recourse Event. A Recourse Event of the respective Series occurs if (a) there is non-payment in cash by the Bank of the principal amount, together with any accrued and unpaid interest, on the maturity date, (b) there is non-payment in cash of interest which is not cured within 5 business days, (c) there is non-payment in cash of the redemption price in connection with the redemption of the LRCNs, (d) an event of default occurs (i.e. bankruptcy, insolvency, or liquidation of the Bank), or (e) there is an NVCC Trigger Event. Upon the occurrence of a Recourse Event, the noteholder’s sole recourse will be limited to their proportionate share of the Series’ respective assets held in Scotiabank LRCN Trust, a consolidated entity, which consist initially of the respective AT1 Notes or, following an NVCC Trigger Event, common shares.

(9)
On June 15, 2021, the Bank issued $1,250 million 3.70% Fixed Rate Resetting Limited Recourse Capital Notes Series 1 (NVCC) (“LRCN Series 1”). In connection with the issuance of LRCN Series 1, the Bank issued $1,250 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 1 AT1 Notes”) at a price of $1,000 per Series 1 AT1 Note, to Scotiabank LRCN Trust to be held as trust assets in connection with the Limited Recourse Capital Notes (LRCN) structure.

(10)
On October 7, 2021, the Bank issued US$600 million 3.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 2 (NVCC) (“LRCN Series 2”). In connection with the issuance of LRCN Series 2, the Bank issued US$600 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 2 AT1 Notes”) at a
 price of US
$1,000
per Series 2 AT1 Note, to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

Contractual NVCC provisions
contained
in the Bank’s Subordinated Additional Tier 1 Capital Notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of the LRCNs, trigger conversion
of these securities into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent
support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable.
If such a conversion were to occur, outstanding Subordinated Additional Tier 1 Capital Notes (NVCC), would be converted into common shares pursuant to an automatic conversion formula defined as 125% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) $5.00

(subject to adjustments in certain events and converted to US dollar-equivalent, where applicable, each as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event
(10-day
weighted average and converted to US dollar-equivalent, where applicable). U.S. dollar equivalents of the floor price and the current market price, where applicable, are based on the CAD/USD exchange rate on the day prior to the trigger event.
The notes above have been determined to be compound instruments that have both equity and liability features. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. On the respective dates of issuance, the Bank has assigned an insignificant value to each liability component of the notes and, as a result, the proceeds received upon issuance of the notes have been presented as equity. The Bank will continue to monitor events that could impact the value of the liability component.
2021 Scotiabank Annual Report
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Consolidated Financial Statements

During the year ended October 31, 2021, the Bank paid aggregate distributions on these notes of $162 million (2020 – $99 million), net of income taxes of $4 million (2020 – nil
), based on exchange rates in effect on the payment dates.

(c)	Restrictions on payment of dividends and retirement of shares
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares or redeeming, purchasing or otherwise retiring such shares when the Bank is, or would be placed by such a declaration or retirement, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act.
In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares until such distributions are made in full or the twelfth month following the non-payment
of such distributions. Similarly, should the Bank fail to declare regular dividends on any of its directly issued and outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
In the event that distributions are not paid in full on the Bank’s Subordinated Additional Tier 1 Capital Notes (NVCC), including those issued as recourse assets in respect of LRCNs to Scotiabank LRCN Trust where the trustee has not waived such distributions or no longer holds the respective AT1 Notes, the Bank has undertaken not to declare dividends on its common or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after such distributions have been made in full.
In the event that dividends to which preferred shareholders are then entitled have not been paid or sufficient funds have not been set aside to do so, the Bank has undertaken not to declare dividends on its common shares or redeem, purchase or otherwise retire its common shares.
On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend buybacks and increases to dividends in respect of its common shares as part of
COVID-19
measures. On November 4, 2021, OSFI removed the COVID-19 related restrictions and advised that such institutions may increase regular dividends and, subject to approval, repurchase common shares.
Currently, the above limitations do not restrict the payment of dividends on or retirement of preferred or common shares.

25	Capital Management
The primary regulator over the Bank’s consolidated capital adequacy is the Office of the Superintendent of Financial Institutions, Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS). OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank as a domestic systemically important bank
(D-SIB),
increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.
In addition, OSFI expects
D-SIBs
to hold a 2.5% Domestic Stability Buffer, as at October 31, 202
1
. This results in current targets, including all buffers, for CET1, Tier 1 and Total Capital ratios of 10.5%, 12.0% and 14.0%, respectively. In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. Institutions are expected to maintain a material operating buffer above the 3% minimum.
The Bank’s regulatory capital ratios were as follows:

As at October 31 ($ millions)	2021	2020
Capital (1)
Common Equity Tier 1 capital	$51,010	$49,165
Net Tier 1 capital	57,915	55,362
Total regulatory capital	66,101	64,512
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)(2)	$416,105	$417,138
Leverage exposures (3)	1,201,766	1,170,290
Capital ratios (1)
Common Equity Tier 1 capital ratio	12.3%	11.8%
Tier 1 capital ratio	13.9%	13.3%
Total capital ratio	15.9%	15.5%
Leverage ratio (3)	4.8%	4.7%

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline - Capital Adequacy Requirements (November 2018).
(2)
OSFI has prescribed a minimum capital floor for institutions that use the advanced internal ratings-based approach for credit risk. The Basel II capital floor add-on
is determined by comparing a capital requirement under the Basel II standardized approach for credit risk, in addition to OSFI prescribed requirements for market risk and credit valuation adjustment RWA. A shortfall in the Basel III capital requirement as compared with the Basel II capital floor is added to RWA. Under this Basel II regulatory capital floor requirement, the Bank does not have a capital floor add-on
as at October 31, 2021 (October 31, 2020 – nil).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline - Leverage Requirements (November 2018).
The Bank substantially exceeded the OSFI minimum capital ratios as at October 31, 2021, including the Domestic Stability Buffer requirement.

26	Share-Based Payments

(a)	Stock option plans
The Bank grants stock options as part of the employee Stock Option Plan as well as stand-alone stock appreciation rights (SARs). Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to select employees at an exercise price of the higher of the closing price of the Bank’s common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date.
Stock options granted since December 2014 vest 50% at the end of the third year and 50% at the end of the fourth year. This change is prospective and does not impact prior period grants. Stock options are exercisable no later than 10 years after the grant date. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

period
. As approved by the shareholders, a total of 129 million common shares have been reserved for issuance under the Bank’s employee Stock Option Plan of which 115 million common shares have been issued as a result of the exercise of options and 10 million common shares are committed under outstanding options, leaving 4 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 5, 2021 to December 10, 2030.
The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.
The Stock Option Plan includes:
•	Stock options
Employee stock options granted are equity-classified stock options which call for settlement in shares.
The amount recorded in equity – other reserves for vested stock options as at October 31, 2021 was $111 million (2020 – $130 million).
In 2021, an expense of $7 million (2020 – $6 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2021, future unrecognized compensation cost for non-vested
stock
options
was $6 million (2020 – $4 million) which is to be recognized over a weighted-average period of 2.02 years (2020 – 2.01 years).

•	Stock appreciation rights
Stand-alone SARs are granted instead of stock options to select employees
in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.
During fiscal 2021, 90,392 SARs were granted (2020 – 83,050) and as at October 31, 2021, 578,643 SARs were outstanding (2020 – 704,439), of which 571,575 SARs were vested (2020 – 698,533).
The share-based payment liability recognized for vested SARs as at October 31, 2021 was $7 million (2020 – $2 million). The corresponding intrinsic value of this liability as at October 31, 2021 was $7 million (2020 – nil).
In 2021, a benefit of $1 million (2020 – benefit of $3 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit is net of gains
arising from derivatives used to manage the volatility of share-based payments of $12 million (2020 – $5 million losses).
Determination of fair values
The share-based payment liability and corresponding expense for SARs were quantified using the Black-Scholes option pricing model with the following assumptions and resulting fair value per award:

As at October 31	2021	2020
Assumptions
Risk-free interest rate%	0.59% – 1.53%	0.25% – 0.45%
Expected dividend yield	4.34%	6.30%
Expected price volatility	15.12% – 23.51%	21.30% – 31.40%
Expected life of option	0.00 – 6.12 years	0.00 – 6.10 years
Fair value
Weighted-average fair value	$14.46	$2.78
The share-based payment expense for stock options, was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2021 and 2020 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2021 Grant	2020 Grant
Assumptions
Risk-free interest rate %	0.58%	1.61%
Expected dividend yield	5.10%	4.55%
Expected price volatility	19.41%	13.37%
Expected life of option	6.8 Years	6.7 years
Fair value
Weighted-average fair value	$4.60	$3.81
The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

Details of the Bank’s Employee Stock Option Plan are as follows
(1)
:

	2021		2020
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	11,792	$66.44	11,509	$64.35
Granted	1,876	74.34	1,594	74.34
Exercised as options	(3,016)	53.50	(942)	53.50
Exercised as SARs	(59)	61.30	(37)	61.30
Forfeited	(127)	70.23	(293)	70.23
Expired	(8)	61.55	(39)	61.55
Outstanding at end of year (2)	10,458	$69.08	11,792	$66.44
Exercisable at end of year (2)	5,252	$65.85	7,337	$61.08
Available for grant	3,945		5,628

	Options Outstanding			Options Exercisable
As at October 31, 2021	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$49.93 to $55.21	267	0.10	$49.93	267	$49.93
$55.63 to $66.67	2,598	2.33	$60.60	2,598	$60.60
$63.98 to $81.81	7,593	6.73	$72.66	2,387	$73.35
	10,458	5.47	$69.08	5,252	$65.85

(1)	Excludes SARs.
(2)	Includes and nil options originally issued under HollisWealth plans (2020 – 10,000).

(b)	Employee share ownership plans
Eligible employees can contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches
50-60%
of eligible contributions, depending on the region, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2021, the Bank’s contributions totalled $74 million (2020 – $71 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
As at October 31, 2021, an aggregate of 18 million common shares were held under the employee share ownership plans (2020 – 17 million). The shares in the employee share ownership plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans
Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. Most grants of units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of the Performance Share Units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.
In 2021, an aggregate expense of $218 million (2020 – $294 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense includes gains
from derivatives used to manage the volatility of share-based payments of $306 million (2020 – $180 million losses
).
As at October 31, 2021, the share-based payment liability recognized for vested awards under these plans was $887 million (2020 – $534 million).
Details of these other share-based payment plans are as follows:
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. In addition the DSU plan allows for eligible executives of the Bank to participate in grants that are not allocated from the Annual Incentive Plan election. These grants are subject to specific vesting schedules. Units are redeemable in cash only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2021, there were 1,496,911 units (2020 – 1,239,755) awarded and outstanding of which 1,095,062 units were vested (2020 – 762,568).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan,
non-officer
directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable in cash, only following resignation or retirement, and must be redeemed by December 31 of the year following that event. As at October 31, 2021, there were 245,138 units outstanding (2020 – 253,960).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, select employees receive an award of restricted share units which, for the majority of grants, vest at the end of three years. There are certain grants that provide for a graduated vesting schedule. Upon vesting, all RSU units are paid in cash to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible
to retire prior to the vesting date in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2021, there were 4,342,698 units (2020 – 3,641,678) awarded and outstanding of which
2,929,298 were vested (2020 – 2,571,388)
.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

Performance Share Unit Plan (PSU)
Eligible executives receive an award of performance share units which, for the majority of grants, vest at the end of three years. Certain grants provide for a graduated vesting schedule which includes a specific performance factor calculation. PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of units due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date; in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on changes in the Bank’s share price and the Bank’s performance compared to the performance measures. Upon vesting, the units are paid in cash to the employee. As at October 31, 2021, there were 8,693,704 units (2020 – 7,786,944) outstanding subject to performance criteria, of which 6,467,053 units were vested (2020 – 5,982,171).
Deferred Performance Plan
Under the Deferred Performance Plan, a portion of the bonus received by Global Banking and Markets employees in 2017 and prior years (which is accrued and expensed in the year to which it relates) is allocated to qualifying employees in the form of units. These units are subsequently paid in cash to the employees over each of the following three years. Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other liability-classified share-based payment plans in the salaries and employee benefits expense in the Consolidated Statement of Income. As at October 31, 2021, there were
nil units outstanding (2020 – 168,580). November 30, 2017 was the last grant under this plan, there will be no further grants.

27	Corporate Income Taxes
Corporate income taxes
recorded
in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2021	2020	2019
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$1,105	$635	$525
Provincial	824	529	444
Adjustments related to prior periods	(27)	(29)	5
Foreign	726	1,053	1,215
Adjustments related to prior periods	(24)	24	(48)
	2,604	2,212	2,141
Deferred income taxes:
Domestic:
Federal	32	(159)	174
Provincial	8	(97)	103
Foreign	227	(413)	54
	267	(669)	331
Total provision for income taxes in the Consolidated Statement of Income	$2,871	$1,543	$2,472
Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$435	$149	$(108)
Deferred income taxes	(100)	(212)	60
	335	(63)	(48)
Reported in:
Other Comprehensive Income	341	(63)	(33)
Retained earnings	(6)	–	(18)
Other reserves	–	–	3
Total provision for income taxes in the Consolidated Statement of Changes in Equity	335	(63)	(48)
Total provision for income taxes	$3,206	$1,480	$2,424
Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$269	$(672)	$329
Deferred tax expense (benefit) of tax rate changes	(2)	3	2
	$267	$(669)	$331

2021 Scotiabank Annual Report
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Consolidated Financial Statements

(b)	Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2021		2020		2019
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at Canadian statutory rate	$3,364	26.2%	$2,209	26.3%	$2,983	26.5%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(245)	(1.9)	(489)	(5.8)	(300)	(2.7)
Tax-exempt income from securities	(236)	(1.8)	(207)	(2.4)	(221)	(2.0)
Deferred income tax effect of substantively enacted tax rate changes	(2)	–	3	–	2	–
Other, net	(10)	(0.1)	27	0.3	8	0.1
Total income taxes and effective tax rate	$2,871	22.4%	$1,543	18.4%	$2,472	21.9%

(c)	Deferred taxes
Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at
October 31 ($ millions)	2021	2020	2021	2020
Deferred tax assets:
Loss carryforwards	$52	$60	$174	$226
Allowance for credit losses	405	(718)	922	1,380
Deferred compensation	(77)	44	241	164
Deferred income	88	112	254	352
Property and equipment	(106)	(35)	364	368
Pension and other post-retirement benefits	(28)	(52)	522	980
Securities	(21)	(26)	323	187
Lease liabilities	59	49	875	827
Cash flow hedges	–	–	49	–
Other	(119)	(78)	663	650
Total deferred tax assets	$253	$(644)	$4,387	$5,134
Deferred tax liabilities:
Cash flow hedges	$–	$–	$34	$360
Deferred compensation	(16)	(25)	131	121
Deferred income	(8)	(15)	14	15
Property and equipment	94	158	808	849
Pension and other post-retirement benefits	(9)	(7)	97	90
Securities	14	(40)	179	201
Investment in subsidiaries and associates	(40)	82	122	98
Intangible assets	53	(1)	1,774	1,837
Other	(102)	(127)	326	451
Total deferred tax liabilities	$(14)	$25	$3,485	$4,022
Net deferred tax assets (liabilities) (1)	$267	$(669)	$902	$1,112

(1)
For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by legal entity. As a result, the net deferred tax assets of $902

(2020 – $1,112) are represented by deferred tax assets of $2,051 (2020 – $2,185), and deferred tax liabilities of $1,149 (2020 – $1,073) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2021	2020
Balance at beginning of year	$1,112	$263
Deferred tax benefit (expense) for the year recorded in income	(267)	669
Deferred tax benefit (expense) for the year recorded in equity	100	212
Disposed in divestitures	–	9
Other	(43)	(41)
Balance at end of year	$902	$1,112
The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $24 million (October 31, 2020 – $15 million). The amount related to unrecognized losses is $24 million, which will expire as follows: $23 million between 2023 and 2031 and $1 million has no expiry.
Included in the net deferred tax asset are tax benefits of $164 million (2020 – $177 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

The amount
of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures for which deferred tax liabilities have not been recognized at October 31, 2021 is approximately $34 billion (2020 – $35 billion).
Canadian Tax Matters
Since 2016, the Bank has received reassessments totaling $1,025 million of tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011-2015 taxation years. In June 2021, the Bank received a reassessment for $176 million of tax and interest in respect of certain Canadian dividends received during the 2016 taxation year. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018.
A subsidiary of the Bank has received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014 and 2015 taxation years totaling $173 million of tax, penalties and interest. Proposed assessments totaling $300 million have also been received in respect of similar securities lending transactions in 2016 and 2017.
In respect of both matters the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

28	Employee Benefits
The Bank sponsors a number of employee benefit plans, including pensions (defined benefit and defined contribution) and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The information presented below relates to the Bank’s principal plans; other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.
Global pension plans
The principal pension plans include plans in Canada, the US, Mexico, the UK, Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The Bank has a strong and well defined governance structure to manage these global obligations. The investment policy for each principal plan is reviewed periodically and all plans are in good standing with respect to legislation and local regulations.
Actuarial valuations for funding purposes for the Bank’s funded pension plans are conducted as required by applicable legislation. The purpose of the actuarial valuation is to determine the funded status of the plans on a going-concern and statutory basis and to determine the required contributions. The plans are funded in accordance with applicable pension legislation and the Bank’s funding policies such that future benefit promises based on plan provisions are well secured. The assumptions used for the funding valuations are set by independent plan actuaries on the basis of the requirements of the local actuarial standards of practice and statutes.
Scotiabank Pension Plan (Canada)
The most significant pension plan is the Scotiabank Pension Plan (SPP) in Canada, which includes a closed defined benefit (DB) component. New employees hired in Canada on or after May 1, 2018, participate in a defined contribution (DC) component only. As the administrator of the SPP, the Bank has established a well-defined governance structure and policies to maintain compliance with legislative and regulatory requirements under OSFI and the Canada Revenue Agency. The Bank appoints a number of committees to oversee and make decisions related to the administration of the SPP. Certain committees are also responsible for the investment of the assets of the SPP Fund and for monitoring the investment managers and performance.

•
The Human Capital and Compensation Committee (HCOB) of the Board approves the charter of the Pension Administration and Investment Committee (PAIC), reviews reports, and approves the investment policy. The HCOB also reviews and recommends any amendments to the SPP to the Board of Directors.

•
PAIC is responsible for recommending the investment policy to the HCOB, for appointing and monitoring investment managers, and for reviewing auditor and actuary reports. PAIC also monitors the administration of member pension benefits. PAIC has independent member representation on the committee.

•	The Scotiabank Master Trust Committee (MTC) invests assets in accordance with the investment policy and all applicable legislation. The MTC assigns specific mandates to investment managers.
•
The Capital Accumulation Plans (CAP) Committee is responsible for the administration and investment of the DC component of the SPP including the selection and monitoring of investment options available to DC participants.

Actuarial valuations for funding purposes for the SPP are conducted on an annual basis. The most recent funding valuation was conducted as of November 1, 2020. Contributions are being made to the SPP in accordance with this valuation and are shown in the table in b) below. The assumptions used for the funding valuation are set by independent plan actuaries on the basis of the requirements of the Canadian Institute of Actuaries and applicable regulation.
Other benefit plans
The principal other benefit plans include plans in Canada, the US, Mexico, Uruguay, the UK, Jamaica, Trinidad & Tobago, Colombia and other countries in the Caribbean in which the Bank operates. The most significant other benefit plans provided by the Bank are in Canada.
Key assumptions
The financial information reported below in respect of pension and other benefit plans is based on a number of assumptions. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the US. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans continues to be the same as the rate used to determine the defined benefit obligation. Other assumptions set by management are determined in reference to market conditions, plan-level experience, best practices and future expectations. The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized in the table in f) below.

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Consolidated Financial Statements

Risk management
The Bank’s defined benefit pension plans and other benefit plans expose the Bank to a number of risks. Some of the more significant risks include interest rate risk, investment risk, longevity risk and health care cost increases, among others. These risks could result in higher defined benefit expense and a higher defined benefit obligation to the extent that:

•	there is a decline in discount rates; and/or
•	plan assets returns are less than expected; and/or
•	plan members live longer than expected; and/or
•	health care costs are higher than assumed.
In addition to the governance structure and policies in place, the Bank manages risks by regularly monitoring market developments and asset investment performance. The Bank also monitors regulatory and legislative changes along with demographic trends and revisits the investment strategy and/or plan design as warranted.

a)	Relative size of plan obligations and assets

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2021	SPP	Other	International	Canada	International
Percentage of total benefit obligations	72%	15%	13%	56%	44%
Percentage of total plan assets	75%	10%	15%	0%	100%
Percentage of total benefit expense (1)	78%	21%	1%	31%	69%

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2020	SPP	Other	International	Canada	International
Percentage of total benefit obligations	72%	15%	13%	56%	44%
Percentage of total plan assets	72%	10%	18%	0%	100%
Percentage of total benefit expense (1)	78%	20%	2%	36%	64%

(1)	Excludes non-routine benefit expense items such as past service costs, curtailment charges and settlement charges.

b)	Cash contributions and payments
The table below shows the cash contributions and payments made by the Bank to its principal plans in 2021, and the two prior years.

Contributions to the principal plans for the year ended October 31 ($ millions)	2021	2020	2019
Defined benefit pension plans (cash contributions to fund the plans, including paying beneficiaries under the unfunded pension arrangements)
SPP (excluding DC provision)	$320	$218	$196
All other plans	85	158	53
Other benefit plans (cash contributions mainly in the form of benefit payments to beneficiaries)	73	53	78
Defined contribution pension and other benefit plans (cash contributions)	103	90	69
Total contributions (1)	$581	$519	$396

(1)
Based on preliminary estimates, the Bank expects to make contributions of $295 to the SPP (excluding the DC provision), $76 to all other defined benefit pension plans, $65 to other benefit plans and $114 to all defined contribution plans for the year ending October 31, 2022.

c)	Funded and unfunded plans
The excess (deficit) of the fair value of assets over the benefit obligation at the end of the year includes the following amounts for plans that are wholly unfunded and plans that are wholly or partly funded.

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2021	2020	2019	2021	2020	2019
Benefit obligation
Benefit obligation of plans that are wholly unfunded	$438	$476	$459	$1,058	$1,139	$1,157
Benefit obligation of plans that are wholly or partly funded	9,146	9,873	9,248	244	281	300

Funded status
Benefit obligation of plans that are wholly or partly funded	$9,146	$9,873	$9,248	$244	$281	$300
Fair value of assets	9,464	8,541	8,439	143	158	193
Excess (deficit) of fair value of assets over benefit obligation of wholly or partly funded plans	$318	$(1,332)	$(809)	$(101)	$(123)	$(107)
Benefit obligation of plans that are wholly unfunded	438	476	459	1,058	1,139	1,157
Excess (deficit) of fair value of assets over total benefit obligation	$(120)	$(1,808)	$(1,268)	$(1,159)	$(1,262)	$(1,264)
Effect of asset limitation and minimum funding requirement	(85)	(134)	(2)	–	–	–
Net asset (liability) at end of year	$(205)	$(1,942)	$(1,270)	$(1,159)	$(1,262)	$(1,264)

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

d)	Financial information
The following tables present financial information related to the Bank’s principal plans.

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2021	2020	2019	2021	2020	2019
Change in benefit obligation
Benefit obligation at beginning of year	$10,349	$9,707	$8,268	$1,420	$1,457	$1,374
Current service cost	339	369	291	24	28	26
Interest cost on benefit obligation	269	290	331	56	62	72
Employee contributions	24	26	25	–	–	–
Benefits paid	(450)	(467)	(770)	(81)	(75)	(96)
Actuarial loss (gain)	(857)	531	1,590	(63)	(17)	120
Past service cost	37	–	7	(1)	(7)	(9)
Business acquisition	2	–	(4)	(2)	(6)	1
Settlements	(34)	(115)	(2)	(14)	–	(45)
Foreign exchange	(95)	8	(29)	(37)	(22)	14
Benefit obligation at end of year	$9,584	$10,349	$9,707	$1,302	$1,420	$1,457

Change in fair value of assets
Fair value of assets at beginning of year	8,541	8,439	8,037	158	193	240
Interest income on fair value of assets	257	268	331	13	15	23
Return on plan assets in excess of (less than) interest income on fair value of assets	854	46	634	–	(13)	(16)
Employer contributions	405	376	249	73	53	78
Employee contributions	24	26	25	–	–	–
Benefits paid	(450)	(467)	(770)	(81)	(75)	(96)
Administrative expenses	(16)	(14)	(17)	–	–	–
Business acquisition	–	–	–	–	–	–
Settlements	(34)	(105)	(2)	(14)	–	(46)
Foreign exchange	(117)	(28)	(48)	(6)	(15)	10
Fair value of assets at end of year	$9,464	$8,541	$8,439	$143	$158	$193

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	(120)	(1,808)	(1,268)	(1,159)	(1,262)	(1,264)
Effect of asset limitation and minimum funding requirement (1)	(85)	(134)	(2)	–	–	–
Net asset (liability) at end of year	$(205)	$(1,942)	$(1,270)	$(1,159)	$(1,262)	$(1,264)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	456	260	422	–	–	–
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(661)	(2,202)	(1,692)	(1,159)	(1,262)	(1,264)
Net asset (liability) at end of year	$(205)	$(1,942)	$ (1,270)	$ (1,159)	$ (1,262)	$ (1,264)

Annual benefit expense
Current service cost	339	369	291	24	28	26
Net interest expense (income)	23	22	–	43	47	49
Administrative expenses	14	17	14	–	–	–
Past service costs	37	–	7	(1)	(7)	(9)
Amount of settlement (gain) loss recognized	–	(10)	–	–	–	1
Remeasurement of other long-term benefits	–	–	–	(6)	–	(5)
Benefit expense (income) recorded in the Consolidated Statement of Income	$413	$398	$312	$60	$68	$62
Defined contribution benefit expense	$102	$89	$66	$1	$1	$3

Remeasurements
(Return) on plan assets in excess of interest income on fair value of assets	(854)	(46)	(634)	–	13	17
Actuarial loss (gain) on benefit obligation	(857)	531	1,590	(57)	(17)	124
Change in the asset limitation	(47)	139	–	–	–	–
Remeasurements recorded in OCI	$(1,758)	$624	$956	$(57)	$(4)	$141
Total benefit cost	$(1,243)	$1,111	$1,334	$4	$65	$206
Additional details on actual return on assets and actuarial (gains) and losses
Actual return on assets (net of administrative expenses)	$1,095	$300	$948	$13	$2	$7
Actuarial (gains) and losses from changes in demographic assumptions	8	(65)	(5)	8	(53)	(35)
Actuarial (gains) and losses from changes in financial assumptions	(973)	524	1,496	(63)	49	150
Actuarial (gains) and losses from changes in experience	108	72	99	(8)	(13)	5

Additional details on fair value of pension plan assets invested
In Scotiabank securities (stock, bonds)	60	293	392	–	21	–
In property occupied by Scotiabank	4	4	4	–	–	–

Change in asset ceiling/onerous liability
Asset ceiling /onerous liability at end of prior year	134	2	2	–	–	–
Interest expense	11	–	–	–	–	–
Remeasurements	(47)	139	–	–	–	–
Foreign exchange	(13)	(7)	–	–	–	–
Asset ceiling /onerous liability at end of year	$85	$134	$2	$–	$–	$–

(1)	The recognized asset is limited by the present value of economic benefits available from a reduction in future contributions to a plan and from the ability to pay plan expenses from the fund.

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Consolidated Financial Statements

e)	Maturity profile of the defined benefit obligation
The weighted average duration of the total benefit obligation at October 31, 2021 is 15.0 years (2020 – 15.9 years, 2019 – 15.7 years).

	Pension plans			Other benefit plans
For the year ended October 31	2021	2020	2019	2021	2020	2019
Disaggregation of the benefit obligation (%)
Canada
Active members	53%	55%	53%	4%	6%	6%
Inactive and retired members	47%	45%	47%	96%	94%	94%
Total	100%	100%	100%	100%	100%	100%
Mexico
Active members	21%	25%	25%	43%	49%	49%
Inactive and retired members	79%	75%	75%	57%	51%	51%
Total	100%	100%	100%	100%	100%	100%
United States
Active members	45%	40%	42%	40%	34%	38%
Inactive and retired members	55%	60%	58%	60%	66%	62%
Total	100%	100%	100%	100%	100%	100%

f)	Key assumptions (%)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2021	2020	2019	2021	2020	2019
Benefit obligation at end of year
Discount rate – all plans	3.73%	3.08%	3.32%	4.94%	4.44%	4.71%
Discount rate – Canadian plans only	3.50%	2.80%	3.10%	3.28%	2.57%	2.98%
Rate of increase in future compensation (1)	2.97%	2.74%	2.70%	4.30%	4.31%	3.86%
Benefit expense (income) for the year
Discount rate – All plans
Discount rate for defined benefit obligations	3.30%	3.32%	4.35%	4.44%	4.71%	5.54%
Discount rate for net interest cost	2.78%	3.06%	4.09%	4.13%	4.54%	5.37%
Discount rate for service cost	3.45%	3.38%	4.41%	4.71%	4.83%	5.78%
Discount rate for interest on service cost	2.96%	3.20%	4.14%	4.54%	4.72%	5.67%
Discount rate – Canadian plans only
Discount rate for defined benefit obligations	3.05%	3.10%	4.10%	2.57%	2.98%	3.96%
Discount rate for net interest cost	2.47%	2.80%	3.80%	2.11%	2.71%	3.70%
Discount rate for service cost	3.16%	3.10%	4.10%	2.94%	3.08%	4.07%
Discount rate for interest on service cost	2.65%	2.90%	3.80%	2.66%	2.89%	3.88%
Rate of increase in future compensation (1)	2.74%	2.70%	2.80%	4.31%	3.86%	3.83%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	5.68%	5.75%	5.80%
Ultimate rate	n/a	n/a	n/a	4.75%	4.72%	4.69%
Year ultimate rate reached	n/a	n/a	n/a	2040	2040	2040
Assumed life expectancy in Canada (years)
Life expectancy at 65 for current pensioners – male	23.5	23.4	23.4	23.5	23.4	23.4
Life expectancy at 65 for current pensioners – female	24.6	24.5	24.5	24.6	24.5	24.5
Life expectancy at 65, for future pensioners currently aged 45 – male	24.4	24.4	24.3	24.4	24.4	24.3
Life expectancy at 65, for future pensioners currently aged 45 – female	25.5	25.4	25.3	25.5	25.4	25.3
Assumed life expectancy in Mexico (years)
Life expectancy at 65 for current pensioners – male	21.5	21.3	21.3	21.5	21.3	21.3
Life expectancy at 65 for current pensioners – female	23.9	23.8	23.8	23.9	23.8	23.8
Life expectancy at 65, for future pensioners currently aged 45 – male	21.6	21.7	21.7	21.6	21.7	21.7
Life expectancy at 65, for future pensioners currently aged 45 – female	24.0	24.0	24.0	24.0	24.0	24.0
Assumed life expectancy in United States (years)
Life expectancy at 65 for current pensioners – male	21.8	21.7	21.9	21.8	21.7	21.9
Life expectancy at 65 for current pensioners – female	23.3	23.1	23.3	23.3	23.1	23.3
Life expectancy at 65, for future pensioners currently aged 45 – male	23.2	23.1	23.4	23.2	23.1	23.4
Life expectancy at 65, for future pensioners currently aged 45 – female	24.6	24.5	24.9	24.6	24.5	24.9

(1)
The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

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Consolidated Financial Statements

g)	Sensitivity analysis
The sensitivity analysis presented represents the impact of a change in a single assumption with other assumptions left unchanged. For purposes of the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the statement of financial position.

	Pension plans		Other benefit plans
For the year ended October 31, 2021 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of the following changes:
1% decrease in discount rate	$1,626	$90	$177	$4
0.25% increase in rate of increase in future compensation	82	5	1	–
1% increase in health care cost trend rate	n/a	n/a	120	12
1% decrease in health care cost trend rate	n/a	n/a	(98)	(9)
1 year increase in Canadian life expectancy	182	10	22	1
1 year increase in Mexican life expectancy	3	–	4	–
1 year increase in the United States life expectancy	4	–	4	–

h)	Assets
The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets across different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment managers – including related-party managers – are typically hired and assigned specific mandates within each asset class.
Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. Derivatives are not a significant component of the investment strategy and cannot be used without specific authorization; currently, the main use of derivatives is for currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are not common, and typically reflect a change in the pension plan’s situation (e.g. plan amendments) and/or in the investment strategy. Actual asset mix is reviewed regularly, and rebalancing back to target asset mix is considered – as needed – generally on a semi-annual basis. The Bank’s other benefit plans are generally not funded, with the exception of certain programs in Mexico.
The tables below show the weighted-average actual and target asset allocations for the Bank’s principal plans at October 31, by asset category.

	Pension plans			Other benefit plans
Asset category %	Actual 2021	Actual 2020	Actual 2019	Actual 2021	Actual 2020	Actual 2019
Cash and cash equivalents	4%	2%	3%	–%	1%	1%
Equity investments
Quoted in an active market	34%	29%	33%	42%	40%	42%
Non quoted	11%	10%	10%	–%	–%	–%
	45%	39%	43%	42%	40%	42%
Fixed income investments
Quoted in an active market	6%	5%	13%	58%	59%	57%
Non quoted	35%	41%	30%	–%	–%	–%
	41%	46%	43%	58%	59%	57%
Property
Quoted in an active market	–%	–%	–%	–%	–%	–%
Non quoted	1%	1%	1%	–%	–%	–%
	1%	1%	1%	–%	–%	–%
Other
Quoted in an active market	–%	3%	–%	–%	–%	–%
Non quoted	9%	9%	10%	–%	–%	–%
	9%	12%	10%	–%	–%	–%
Total	100%	100%	100%	100%	100%	100%

Target asset allocation at October 31, 2021 Asset category %	Pension plans	Other benefit plans
Cash and cash equivalents	–%	–%
Equity investments	42%	44%
Fixed income investments	44%	56%
Property	1%	–%
Other	13%	–%
Total	100%	100%

2021 Scotiabank Annual Report
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Consolidated Financial Statements

29	Operating Segments
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3. Notable accounting measurement differences are:

•
tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments.
These differences in measurement enable comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.
Changes to operating segments effective November 1, 2019
Effective November 1, 2019, Global Wealth Management became a fourth business segment. The Canadian and International businesses of Global Wealth results that were previously included in Canadian Banking’s and International Banking’s results, respectively, are included in Global Wealth Management results. The historical comparative segment financial information has been restated to reflect this realignment. The restated historical segment financial information of Canadian Banking, International Banking and Other did not impact the Bank’s previously reported consolidated financial information.
The aggregate number of cash-generating units (CGUs) for the purposes of goodwill impairment assessment as of November 1, 2019 has increased to 5 (October 31, 2019 – 4 CGUs) with the creation of the new Global Wealth Management CGU
(GWM-CGU).
This has resulted in the allocation of $3.4 billion of goodwill related to the wealth business from the Canadian Banking CGU to the
GWM-CGU.
As at November 1, 2019, the Bank has determined that goodwill allocated to
GWM-CGU
is not impaired.
Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

For the year ended October 31, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)(2)	Total
Net interest income (3)	$8,030	$6,625	$628	$1,436	$242	$16,961
Non-interest income (4)(5)	2,868	2,993	4,752	3,587	91	14,291
Total revenues	10,898	9,618	5,380	5,023	333	31,252
Provision for credit losses	333	1,574	2	(100)	(1)	1,808
Depreciation and amortization	618	517	178	156	42	1,511
Non-interest expenses	4,333	4,737	3,077	2,302	658	15,107
Income tax expense	1,459	635	549	590	(362)	2,871
Net income	$4,155	$2,155	$1,574	$2,075	$(4)	$9,955
Net income attributable to non-controlling interests in subsidiaries	–	332	9	–	(10)	331
Net income attributable to equity holders of the Bank	4,155	1,823	1,565	2,075	6	9,624
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations (6)	–	7	–	–	–	7
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	4,155	1,816	1,565	2,075	6	9,617
Average assets ($ billions)	381	194	29	401	152	1,157
Average liabilities ($ billions)	313	149	45	385	193	1,085

(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes for the year ended October 31, 2021 amounting to $310 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Net income attributable to equity holders includes restructuring and other provisions of $129 (pre-tax $188).
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)
Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $87; International Banking – $206; Global Wealth Management – $17

and Other – $29.

(6)	Refer to Note 37 for closed divestitures impacting the current year.

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Consolidated Financial Statements

For the year ended October 31, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)(2)	Total
Net interest income (3)	$7,838	$7,603	$575	$1,435	$ (131)	$17,320
Non-interest income (4)(5)	2,461	3,207	4,009	3,947	392	14,016
Total revenues	10,299	10,810	4,584	5,382	261	31,336
Provision for credit losses	2,073	3,613	7	390	1	6,084
Depreciation and amortization	633	525	170	156	62	1,546
Non-interest expenses	4,178	5,418	2,708	2,317	689	15,310
Income tax expense	879	182	437	564	(519)	1,543
Net income	$2,536	$1,072	$1,262	$1,955	$28	$6,853
Net income attributable to non-controlling interests in subsidiaries	–	92	10	–	(27)	75
Net income attributable to equity holders of the Bank	2,536	980	1,252	1,955	55	6,778
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations (6)	–	70	–	–	–	70
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	2,536	910	1,252	1,955	55	6,708
Average assets ($ billions)	359	206	26	412	158	1,161
Average liabilities ($ billions)	277	155	39	379	240	1,090

(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes for the year ended October 31, 2020 amounting to $275 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Net income attributable to equity holders includes Net gain on divestitures of $354 (pre-tax $298).
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)
Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $56; International Banking – $243; Global Wealth Management – $13 and Other – $(70).

(6)	Refer to Note 37 for closed divestitures impacting the current year.

For the year ended October 31, 2019
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)(2)	Total
Net interest income (3)	$7,848	$8,353	$564	$1,396	$(984)	$17,177
Non-interest income (4)(5)	2,616	4,366	3,937	3,084	(146)	13,857
Total revenues	10,464	12,719	4,501	4,480	(1,130)	31,034
Provision for credit losses	972	2,076	–	(22)	1	3,027
Depreciation and amortization	441	379	126	91	16	1,053
Non-interest expenses	4,331	6,217	2,779	2,372	(15)	15,684
Income tax expense	1,232	909	412	505	(586)	2,472
Net income	$3,488	$3,138	$1,184	$1,534	$(546)	$8,798
Net income attributable to non-controlling interests in subsidiaries	–	373	18	–	17	408
Net income attributable to equity holders of the Bank	3,488	2,765	1,166	1,534	(563)	8,390
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations (6)	–	655	17	–	–	672
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	3,488	2,110	1,149	1,534	(563)	7,718
Average assets ($ billions)	340	201	25	372	118	1,056
Average liabilities ($ billions)	255	153	32	304	243	987

(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes for the year ended October 31, 2019 amounting to $181 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Net income attributable to equity holders includes Net loss on divestitures of $308 (pre-tax $148).
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)
Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $65; International Banking – $753; Global Wealth Management – $10 and Other – $(178).

(6)	Refer to Note 37 for closed divestitures impacting the current year.

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Consolidated Financial Statements

Geographical segmentation
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2021 ($ millions) (1)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$9,182	$742	$1,668	$1,186	$1,507	$692	$1,345	$639	$16,961
Non-interest income (1)	9,190	953	714	531	666	383	664	1,190	14,291
Total revenues (2)	18,372	1,695	2,382	1,717	2,173	1,075	2,009	1,829	31,252
Provision for credit losses	255	(33)	334	586	205	195	221	45	1,808
Non-interest expenses	9,627	915	1,202	662	943	682	1,343	1,244	16,618
Income tax expense	1,909	120	184	104	204	80	103	167	2,871
Subtotal	6,581	693	662	365	821	118	342	373	9,955
Net income attributable to non-controlling interests in subsidiaries	(10)	–	14	2	200	48	77	–	331
Net income attributable to equity holders of the Bank	$6,591	$693	$648	$363	$621	$70	$265	$373	$9,624
Total average assets ($ billions)	$695	$167	$41	$27	$53	$13	$30	$131	$1,157

(1)	Includes net income from investments in associated corporations for Canada – $117, Peru – $10, Chile – $(15), Caribbean and Central America – $46, and Other International – $181.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2020 ($ millions) (1)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$8,515	$763	$1,661	$1,705	$1,415	$812	$1,734	$715	$17,320
Non-interest income (1)	8,085	1,375	724	605	677	449	753	1,348	14,016
Total revenues (2)	16,600	2,138	2,385	2,310	2,092	1,261	2,487	2,063	31,336
Provision for credit losses	2,271	128	644	971	639	666	570	195	6,084
Non-interest expenses	8,952	1,080	1,298	827	973	813	1,589	1,324	16,856
Income tax expense	967	192	98	116	78	(74)	45	121	1,543
Subtotal	4,410	738	345	396	402	(144)	283	423	6,853
Net income attributable to non-controlling interests in subsidiaries	(28)	–	7	16	91	(87)	76	–	75
Net income attributable to equity holders of the Bank	$4,438	$738	$338	$380	$311	$(57)	$207	$423	$6,778
Total average assets ($ billions)	$689	$164	$41	$31	$52	$14	$35	$135	$1,161

(1)	Includes net income from investments in associated corporations for Canada – $(15), Peru – $5, Chile – $3, Caribbean and Central America – $55, and Other International – $194.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2019 ($ millions) (1)(2)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$7,630	$720	$1,684	$1,576	$1,613	$1,017	$2,143	$794	$17,177
Non-interest income (1)	7,304	1,189	671	790	806	567	1,048	1,482	13,857
Total revenues (3)	14,934	1,909	2,355	2,366	2,419	1,584	3,191	2,276	31,034
Provision for credit losses	981	(16)	335	523	436	362	352	54	3,027
Non-interest expenses	8,275	870	1,306	846	1,166	920	1,933	1,421	16,737
Income tax expense	1,082	267	121	248	185	117	324	128	2,472
Subtotal	4,596	788	593	749	632	185	582	673	8,798
Net income attributable to non-controlling interests in subsidiaries	1	–	14	(11)	179	124	101	–	408
Net income attributable to equity holders of the Bank	$4,595	$788	$579	$760	$453	$61	$481	$673	$8,390
Total average assets ($ billions)	$607	$149	$37	$28	$51	$13	$42	$129	$1,056

(1)	Includes net income from investments in associated corporations for Canada – $(114), Peru – $7, Caribbean and Central America – $69, and Other International – $867.
(2)	Prior period amounts have been restated to conform with current period presentation.
(3)	Revenues are attributed to countries based on where services are performed or assets are recorded.

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  2021 Scotiabank Annual Report

Consolidated Financial Statements

30	Related Party Transactions
Compensation of key management personnel of the Bank
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

For the year ended October 31 ($ millions)	2021	2020
Salaries and cash incentives (1)	$21	$19
Equity-based payment (2)	30	30
Pension and other benefits (1)	3	6
Total	$54	$55

(1)	Expensed during the year.
(2)	Awarded during the year.
Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan.
Non-officer
directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 26 for further details of these plans.
Loans and deposits of key management personnel

As at October 31 ($ millions)	2021	2020
Loans	$11	$15
Deposits	$5	$11
The Bank’s committed credit exposure to companies controlled by directors totaled $252.8 million as at October 31, 2021 (2020 – $177.6 million), while actual utilized amounts were $189.6 million (2020 – $115.9 million).
Transactions with associates and joint ventures
In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related
parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2021	2020
Net income / (loss)	$(85)	$(75)
Loans	191	203
Deposits (1)	229	234
Guarantees and commitments	154	23

(1)	Prior period amount has been restated to conform with current period presentation.
Scotiabank principal pension plan
The Bank manages assets of $4.7 billion (2020 – $4.1 billion) which is a portion of the Scotiabank principal pension plan assets and earned $6.6 million (2020 – $7.2 million) in fees.

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Consolidated Financial Statements

31	Principal Subsidiaries and Non-Controlling Interests in Subsidiaries

(a)	Principal subsidiaries (1)
The following table presents certain operating subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2021	2020
Canadian

1832 Asset Management L.P.	Toronto, Ontario	$2,680	$1,562
BNS Investments Inc.	Toronto, Ontario	15,200	14,510
Montreal Trust Company of Canada	Montreal, Quebec
The Bank of Nova Scotia Trust Company	Toronto, Ontario	185	155
National Trust Company	Stratford, Ontario	366	359
Roynat Inc.	Calgary, Alberta	518	409
Scotia Capital Inc.	Toronto, Ontario	2,818	2,338
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	729	614
Scotia Mortgage Corporation	Toronto, Ontario	750	760
Scotia Securities Inc.	Toronto, Ontario	53	49
Tangerine Bank	Toronto, Ontario	3,405	3,264
Jarislowsky, Fraser Limited	Montreal, Quebec	1,027	957
MD Financial Management Inc.	Ottawa, Ontario	2,761	2,645

International

Scotiabank Colpatria S.A. (51%)	Bogota, Colombia	995	1,004
BNS International (Bahamas) Limited	Nassau, Bahamas	17,543	18,510
BNS Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (Ireland) Designated Activity Company	Dublin, Ireland
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.4%)	Mexico City, Mexico	4,714	4,320
Nova Scotia Inversiones Limitada	Santiago, Chile	5,173	5,255
Scotiabank Chile S.A. (83.03%)	Santiago, Chile
Scotia Holdings (US) Inc. (2)	New York, New York
Scotia Capital (USA) Inc. (2)(3)	New York, New York
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	280	282
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,630	1,842
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago
Scotiabank (Panama) S.A.	Panama City, Panama
Scotiabank Uruguay S.A.	Montevideo, Uruguay	440	472
Scotiabank Europe plc	London, United Kingdom	2,273	2,505
Scotia Peru Holdings S.A.	Lima, Peru	4,277	5,677
Scotiabank Peru S.A.A. (98.05%)	Lima, Peru
Profuturo AFP S.A.	Lima, Peru
Scotiabank Republica Dominicana, S.A. – Banco Multiple (99.80%)	Santo Domingo, Dominican Republic	775	808
Scotiabank (Barbados) Limited	Bridgetown, Barbados	235	219

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted.
(2)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Holdings (US) Inc.
Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

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Consolidated Financial Statements

(b)	Non-controlling interests in subsidiaries
The Bank’s significant
non-controlling
interests in subsidiaries are comprised of the following entities:

	As at and for the year ended
	2021				2020
	Non-controlling interest %		Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Scotiabank Chile S.A. (1)	16.97	% (2)	$790	$55	$1,050	$71
Scotiabank Colpatria S.A. (3)	49.0%		405	–	387	13
Scotia Group Jamaica Limited	28.2%		261	12	288	14
Scotiabank Trinidad and Tobago Limited	49.1%		367	56	381	50
Other	0.1% 49.0%	– (4)	267	–	270	–
Total			$2,090	$123	$2,376	$148

(1)
Non-controlling
interest holders for Scotiabank Chile S.A. have the right at any time to sell all or a portion of their holdings to the Bank at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.

(2)	The Bank increased its ownership in Scotiabank Chile S.A. in 2021 by acquiring an additional 7% stake from the non-controlling shareholder. Refer to Note 37 for details.
(3)
Non-controlling
interest holders for Scotiabank Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre-agreed
intervals, into the future, at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.

(4)	Range of non-controlling interest % for other subsidiaries.
Summarized financial information of the Bank’s subsidiaries with significant non-controlling
interests are as follows:

	As at and for the year ended October 31, 2021				As at and for the year ended October 31, 2020
($ millions)	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities
Total	$3,875	$6	$86,317	$78,973	$4,098	$ (136)	$89,808	$82,107

32	Interest Income and Expense

For the year ended October 31 ($ millions)	2021				2020				2019
	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$23,831		$7,844		$28,113		$12,211		$30,996		$15,575
Measured at FVOCI (1)	716		–		1,060		–		1,440		–
	24,547		7,844		29,173		12,211		32,436		15,575
Other	439	(2)	181	(3)	539	(2)	181	(3)	348	(2)	32
Total	$24,986		$8,025		$29,712		$12,392		$32,784		$15,607

(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)	The interest on lease liabilities was $105 (2020 – $117 ). Amounts for the years ended 2021 and 2020 were prepared in accordance with IFRS 16, prior periods amounts have not been restated.

33	Trading Revenues
The following table presents details of trading revenues.

For the fiscal years ($ millions)	2021	2020	2019
Trading-related revenue (1)
Net interest income	$136	$112	$67
Non-interest income
Trading revenues	2,033	2,411	1,488
Other fees and commissions	185	205	379
Total trading-related revenue	$2,354	$2,728	$1,934

(1)
Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded
.

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Consolidated Financial Statements

34	Earnings Per Share

For the year ended October 31 ($ millions)	2021	2020	2019
Basic earnings per common share
Net income attributable to common shareholders	$9,391	$6,582	$8,208
Weighted average number of common shares outstanding (millions)	1,214	1,212	1,222
Basic earnings per common share (1) (in dollars)	$7.74	$5.43	$6.72
Diluted earnings per common share
Net income attributable to common shareholders	$9,391	$6,582	$8,208
Dilutive impact of share-based payment options and others (2)	43	6	142
Net income attributable to common shareholders (diluted)	$9,434	$6,588	$8,350
Weighted average number of common shares outstanding (millions)	1,214	1,212	1,222
Dilutive impact of share-based payment options and others (2) (millions)	11	31	29
Weighted average number of diluted common shares outstanding (millions)	1,225	1,243	1,251
Diluted earnings per common share (1) (in dollars)	$7.70	$5.30	$6.68

(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)
Certain tandem stock appreciation rights or options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

35	Guarantees, Commitments and Pledged Assets

(a)	Guarantees
The Bank enters into various types of guarantees and indemnifications in the normal course of business. Guarantees represent an undertaking to another party to make a payment to that party when certain specified events occur. The various guarantees and indemnifications that the Bank provides with respect to its customers and other third parties are presented below:

	2021	2020
As at October 31 ($ millions)	Maximum potential amount of future payments (1)	Maximum potential amount of future payments (1)
Standby letters of credit and letters of guarantee	$37,277	$34,836
Liquidity facilities	4,942	4,248
Derivative instruments	4,203	4,866
Indemnifications	1,306	1,390

(1)
The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

(i)	Standby letters of credit and letters of guarantee
Standby letters of credit and letters of guarantee are irrevocable undertakings by the Bank on behalf of a customer, to make payments to a third party in the event that the customer is unable to meet its obligations to the third party. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2021, nil

(
2020 – $4 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to these guarantees.

(ii)	Liquidity facilities
The Bank’s backstop liquidity facilities are committed liquidity and provided to asset-backed commercial paper conduits, administered by the Bank. These facilities generally provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years.

(iii)	Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if certain events occur. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined
price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates, commodity prices or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2021, $291 million (2020 – $805 million) was included in derivative instrument liabilities in the Consolidated Statement of Financial Position with respect to these derivative instruments.

(iv)	Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, director / officer contracts, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. The Bank cannot estimate the maximum potential future amount that may be payable. The Bank has not made any significant payments under such indemnifications. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2021, $1 million (2020 – $1 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to indemnifications.

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Consolidated Financial Statements

(b)	Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

•	Commercial letters of credit which require the Bank to honour drafts presented by a third-party when specific activities are completed;
•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
•
Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

•	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2021	2020
Commercial letters of credit	$1,320	$682
Commitments to extend credit (1)
Original term to maturity of one year or less	74,053	85,997
Original term to maturity of more than one year	165,726	149,377
Securities lending	59,506	53,082
Securities purchase and other commitments	1,040	1,095
Total	$301,645	$290,233

(1)	Includes liquidity facilities.

(c)	Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2021	2020
Assets pledged to:
Bank of Canada (1)	$184	$168
Foreign governments and central banks (1)	2,589	4,165
Clearing systems, payment systems and depositories (1)	1,345	1,353
Assets pledged in relation to exchange-traded derivative transactions	6,105	5,356
Assets pledged in relation to over-the-counter derivative transactions	16,018	16,997
Assets pledged as collateral related to securities borrowing and lending	160,794	136,193
Assets pledged in relation to covered bond program (Note 15) (2)	34,683	31,484
Assets pledged in relation to other securitization programs (Note 15)	2,680	4,600
Assets pledged under CMHC programs (Note 14)	26,932	30,134
Other	1,140	1,420
Total assets pledged	$252,470	$231,870
Obligations related to securities sold under repurchase agreements (3)	100,083	121,918
Total (4)	$352,553	$353,788

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged to have access to the facilities of central banks in foreign jurisdictions.
(2)	Excludes mortgages related to covered bonds held by the Bank or pledged to the Bank of Canada as part of its term repo program.
(3)	Includes the Bank of Canada term repo program.
(4)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.

(d)	Other executory contracts
Effective July 2018, the Bank has entered into an $800 million contract for naming rights of an arena for 20 years.
The Bank and its subsidiaries have also entered into other long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

36	Financial Instruments – Risk Management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2021:

•
extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Risk Committee of the Board, (the Board);

•	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
•	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
•	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

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Consolidated Financial Statements

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 7. Note 10 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s Credit Risk Appetite and Credit Risk Policy are developed by its Global Risk Management (GRM) department and limits are reviewed and approved by the Board on an annual and biennial basis, respectively. The Credit Risk Appetite defines target markets and risk tolerances that are developed at an all-Bank
level, and then further refined at the business line level. The objectives of the Credit Risk Appetite are to ensure that, for the Bank, including the individual business lines:

•	target markets and product offerings are well defined;
•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.
The Credit Risk Policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, and the calculation of allowance for credit losses. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.
The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail
exposures, parameters are associated with each credit facility through the assignment of borrower and facility ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, product specific models assign accounts into homogeneous segments using internal and external borrower/facility-level credit experience. This process provides for a meaningful differentiation of risk and allows for appropriate and consistent estimation of loss characteristics at the model and segment level. Further details on credit risk relating to derivatives are provided in Note 10(c).

(i)	Credit risk exposures
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e. exposures subject to credit risk capital. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S., European portfolios, and for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other individual portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience and appropriate margin of conservatism, for probability of default (PD), loss given default (LGD) and exposure at default (EAD).
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail
exposures and product type for retail exposures. Standardized risk weights also take into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value
for real estate secured retail exposures.

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Consolidated Financial Statements

As at October 31 ($ millions)	2021				2020
	Exposure at default (1)
Category	Drawn (2)	Undrawn commitments	Other exposures (3)	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$172,443	$108,300	$91,719	$372,462	$358,997
Bank	15,737	4,662	15,393	35,792	43,120
Sovereign	207,488	761	5,051	213,300	243,404
	395,668	113,723	112,163	621,554	645,521
Standardized portfolio
Corporate	52,545	3,475	7,627	63,647	66,500
Bank	3,048	15	1	3,064	2,638
Sovereign	8,641	–	132	8,773	8,322
	64,234	3,490	7,760	75,484	77,460
Total non-retail	$459,902	$117,213	$119,923	$697,038	$722,981
Retail
AIRB portfolio
Real estate secured	207,943	19,984	–	227,927	192,927
Qualifying revolving	14,415	27,356	–	41,771	45,862
Other retail	32,527	3,680	–	36,207	35,056
	$254,885	$51,020	$–	$305,905	$273,845
Standardized portfolio
Real estate secured	54,617	–	–	54,617	47,715
Other retail	36,445	–	–	36,445	39,683
	91,062	–	–	91,062	87,398
Total retail	$345,947	$51,020	$–	$396,967	$361,243
Total	$805,849	$168,233	$119,923	$1,094,005	$1,084,224
By geography (4)
Canada	$493,208	$108,440	$38,100	$639,748	$621,409
United States	109,493	40,452	44,479	194,424	188,210
Chile	49,258	1,449	4,070	54,777	56,738
Mexico	34,463	1,483	2,476	38,422	39,187
Peru	24,042	1,134	2,976	28,152	33,931
Colombia	12,839	534	1,073	14,446	13,123
Other International
Europe	21,091	7,116	18,972	47,179	51,770
Caribbean	25,281	1,411	981	27,673	31,420
Latin America (other)	12,326	1,241	513	14,080	13,647
All other	23,848	4,973	6,283	35,104	34,789
Total	$805,849	$168,233	$119,923	$1,094,005	$1,084,224

(1)
Exposure at default is presented after credit risk mitigation. Exposures exclude equity securities and other assets. Portfolios under the Standardized Approach are reported net of specific allowances for credit losses, and effective 2021, net of collateral amounts treated under the Comprehensive Approach.

(2)
Non-retail
drawn includes loans, acceptances, deposits with financial institutions and FVOCI debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.

(3)
Non-retail
other exposures include
off-balance
sheet lending instruments such as letters of credit, letters of guarantees, securitizations including $22.3 million first loss protection (2020 – 27.6 million), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral. Not applicable for retail exposures.

(4)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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Consolidated Financial Statements

Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures
The table below provides mapping of
on-balance
sheet asset categories that are included in the various Basel III exposure categories as presented in the credit risk exposure summary table of these consolidated financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the Consolidated Statement of Financial Position. The credit risk exposures on certain assets such as cash, precious metals, investment securities (equities) and other assets are not included on the credit risk exposure summary table. Also excluded from the credit risk exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2021 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other (1)	Total
Cash and deposits with financial institutions	$83,176	$–	$–	$–	$–	$–	$–	$–	$3,147	$86,323
Precious metals	–	–	–	–	–	–	–	755	–	755
Trading assets
Securities	1	–	–	–	–	–	–	137,147	–	137,148
Loans	470	–	–	–	–	–	397	7,643	–	8,113
Other	–	–	–	–	–	–	–	1,051	–	1,051
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	127,739	–	–	–	–	–	127,739
Derivative financial instruments	–	–	–	–	42,302	–	35,379	–	–	42,302
Investment securities	70,193	–	–	–	–	4,373	–	–	633	75,199
Loans:
Residential mortgages (2)	77,773	241,833	–	–	–	–	–	–	72	319,678
Personal loans	–	89,518	2,015	–	–	–	–	–	7	91,540
Credit cards	–	10,842	136	–	–	–	–	–	1,472	12,450
Business & government	208,967	4,025	5,861	–	–	–	–	–	91	218,944
Allowances for credit losses (3)	(552)	(759)	–	–	–	–	–	–	(4,315)	(5,626)
Customers’ liability under acceptances	20,441	–	–	–	–	–	–	–	(37)	20,404
Property and equipment	–	–	–	–	–	–	–	–	5,621	5,621
Investment in associates	–	–	–	–	–	46	–	–	2,558	2,604
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	16,604	16,604
Other (including Deferred tax assets)	1,772	659	–	2	–	–	–	–	21,562	23,995

Total	$462,241	$346,118	$8,012	$127,741	$42,302	$4,419	$35,776	$146,596	$47,415	$1,184,844

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $78.1 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Amounts for AIRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2020 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other (1)	Total
Cash and deposits with financial institutions	$73,406	$–	$–	$–	$–	$–	$–	$–	$3,054	$76,460
Precious metals	–	–	–	–	–	–	–	1,181	–	1,181
Trading assets
Securities	–	–	–	–	–	–	–	108,331	–	108,331
Loans	1,640	–	–	177	–	–	1,470	6,535	–	8,352
Other	–	–	–	–	–	–	–	1,156	–	1,156
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	119,747	–	–	–	–	–	119,747
Derivative financial instruments	–	–	–	–	45,065	–	39,294	–	–	45,065
Investment securities	105,811	–	–	–	–	3,056	–	–	2,522	111,389
Loans:
Residential mortgages (2)	83,606	200,985	–	–	–	–	–	–	93	284,684
Personal loans	–	91,435	2,314	–	–	–	–	–	9	93,758
Credit cards	–	12,347	93	–	–	–	–	–	2,357	14,797
Business & government	206,607	3,649	6,974	–	–	–	–	–	433	217,663
Allowances for credit losses (3)	(561)	(944)	–	–	–	–	–	–	(6,134)	(7,639)
Customers’ liability under acceptances	14,305	–	–	–	–	–	–	–	(77)	14,228
Property and equipment	–	–	–	–	–	–	–	–	5,897	5,897
Investment in associates	–	–	–	–	–	–	–	–	2,475	2,475
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	17,015	17,015
Other (including Deferred tax assets)	1,844	936	–	10	–	–	–	–	19,117	21,907

Total	$486,658	$308,408	$9,381	$119,934	$45,065	$3,056	$40,764	$117,203	$46,761	$1,136,466

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $85.4 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Amounts for AIRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

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Consolidated Financial Statements

(ii)	Credit quality of non-retail exposures
Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.
The Bank’s
non-retail
portfolio is well diversified by industry. As at October 31, 2021, and October 31, 2020, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2020.
Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings (1)
Equivalent External Rating
S&P	Moody’s	DBRS	Internal Grade	Internal Grade Code	PD Range (2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0428%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0428% – 0.1159%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0512% – 0.1271%
BBB+	Baa1	BBB (high)		87	0.0800% – 0.2027%
BBB	Baa2	BBB		85	0.1143% – 0.2950%
BBB-	Baa3	BBB (low)		83	0.1632% – 0.4293%
BB+	Ba1	BB (high)		80	0.2638% – 0.4731%
BB	Ba2	BB		77	0.4264% – 0.5215%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.5215% – 0.6892%
B+	B1	B (high)		73	0.6892% – 1.3282%
B to B-	B2 to B3	B to B (low)		70	1.3282% – 2.5597%
CCC+	Caa1	–		65	2.5597% – 9.3860%
CCC	Caa2	–	Watch list	60	9.3860% – 17.8585%
CCC- to CC	Caa3 to Ca	–		40	17.8585% –34.4434%
–	–	–		30	34.4434% –58.6885%
Default			Default	21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.
Non-retail
AIRB portfolio
The credit quality of the
non-retail
AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2021				2020
		Exposure at Default (1)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures (2)	Total	Total
Investment grade	99 – 98	$100,203	$1,785	$14,202	$116,190	$127,534
	95	30,814	10,281	21,170	62,265	82,782
	90	27,327	18,280	29,930	75,537	70,781
	87	29,080	20,388	15,166	64,634	63,904
	85	24,191	17,237	11,410	52,838	45,973
	83	31,292	16,891	8,357	56,540	53,969
Non-Investment grade	80	29,127	13,884	4,689	47,700	42,509
	77	23,022	8,004	2,748	33,774	33,708
	75	15,610	4,333	2,879	22,822	25,527
	73	6,581	1,268	600	8,449	10,326
	70	1,961	620	233	2,814	4,555
Watch list	65	737	82	483	1,302	1,224
	60	884	536	206	1,626	1,802
	40	593	84	19	696	506
	30	92	–	–	92	109
Default	21	1,110	50	68	1,228	1,555
Total		$322,624	$113,723	$112,160	$548,507	$566,764
Government guaranteed residential mortgages (3)		73,044	–	–	73,044	78,754
Total		$395,668	$113,723	$112,160	$621,551	$645,518

(1)	After credit risk mitigation.
(2)
Includes
off-balance
sheet lending instruments such as letters of credit, letters of guarantee, securitizations excluding $3.5 million first loss protection (2020 – $3.5 million), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(3)	These exposures are classified as sovereign exposures and are included in the non-retail category.

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Consolidated Financial Statements

Non-retail
standardized portfolio
The
non-retail
standardized portfolio relies on external credit ratings (e.g. S&P, Moody’s, DBRS, etc.,) of the borrower, if available, to compute regulatory capital for credit risk. Exposures are risk weighted based on prescribed percentages and a mapping process as defined within OSFI’s Capital Adequacy Requirements Guideline.
Non-retail
standardized portfolio as at October 31, 2021 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $75 billion (October 31, 2020 – $77 billion). Within this portfolio, the majority of Corporate/Commercial exposures are to unrated counterparties, mainly in Canada and the Pacific Alliance countries. During 2021, the Bank implemented the Comprehensive Approach for collateral, which resulted in an exposure decrease of $2 billion.

(iii)	Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2021, 31% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value
ratio of the uninsured portion of the portfolio is 49%.
Retail AIRB portfolio
The data in the table below provides a distribution of the retail AIRB exposure within each PD range by asset class:

As at October 31 ($ millions)	2021						2020
	Exposure at default (1)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	HELOC	Qualifying revolving	Other retail	Total	Total
Exceptionally Low	0.0000% – 0.0499%	$56,714	$22,387	$11,594	$731	$91,426	$14,985
Very Low	0.0500% – 0.1999%	78,041	13,257	9,809	5,887	106,994	99,114
Low	0.2000% – 0.9999%	42,438	4,057	11,063	19,657	77,215	129,345
Medium Low	1.0000% – 2.9999%	9,320	–	5,037	6,387	20,744	20,162
Medium	3.0000% – 9.9999%	528	411	3,619	2,758	7,316	7,698
High	10.0000% – 19.9999%	223	58	200	436	917	631
Extremely High	20.0000% – 99.9999%	240	34	367	222	863	1,388
Default	100%	161	58	82	129	430	522
Total		$187,665	$40,262	$41,771	$36,207	$305,905	$273,845

(1)	After credit risk mitigation.
Retail standardized portfolio
The retail standardized portfolio of $91 billion as at October 31, 2021 (2020 – $87 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Latin American and Caribbean region. Of the total retail standardized exposures, $55 billion (2020 – $48 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value
ratio of below 80%.

(iv)	Collateral
Collateral held
In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral for capital markets related activities. The following are examples of the terms and conditions customary to collateral for these types of transactions:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
•	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
•
Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2021, the approximate market value of cash and securities collateral accepted that may be sold or repledged by the Bank was $192 billion (2020 – $176 billion). This collateral is held primarily in connection with reverse repurchase agreements, margin loans, securities lending and derivative transactions. The Bank also borrows securities under standard securities borrowing agreements that it is able to re-pledge.
Including these borrowed securities, the approximate market value of securities collateral accepted that may be sold or re-pledged
was $227 billion (2020 – $208 billion), of which approximately $55 billion was not sold or re-pledged
(2020 – $37 billion).
Collateral pledged
In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 35(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.
Assets acquired in exchange for loans
The carrying value of assets acquired in exchange for loans as at October 31, 2021 was $257 million (2020 – $301 million) mainly comprised of real estate and was classified as either held for sale or held for use as appropriate.

(b)	Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

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Consolidated Financial Statements

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/Bank-specific scenarios; and
•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Commitments to extend credit
In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures.

(ii)	Derivative instruments
The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 10(b).

(c)	Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The ALCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.
The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.
VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.
In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. In non-trading
portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

(i)	Non-trading interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates). The Bank actively manages its interest rate exposures with the objective of protecting and enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions that may mitigate the risk.
Interest rate sensitivity
Based on the Bank’s interest rate positions, the following table shows the pro-forma
after-tax
impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and 25 basis points decrease in interest rates across major currencies as defined by the Bank. Corresponding with the current low interest rate environment, starting in Q2 2020, the net interest income and economic value for a down shock scenario are measured using 25 basis points decline rather than 100 basis points previously, to account for certain rates being floored at zero.

As at October 31 ($ millions)	2021						2020
	Net interest income			Economic value of equity
	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity
100 bp increase	$123	$34	$157	$(557)	$(309)	$(866)	$134	$(510)
25 bp decrease	$(38)	$(9)	$(47)	$96	$58	$154	$(38)	$63

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Consolidated Financial Statements

(ii)	Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.
Non-trading
foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from the Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Asset-Liability Committee (ALCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.
The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The ALCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.
As at October 31, 2021, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $61 million (October 31, 2020 – $66 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2021 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income in equity by approximately $321 million (2020 – $354 million), net of hedging.

(iii)	Non-trading equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.
The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio and VaR limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.
The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the ALCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.
The fair value of equity securities designated at FVOCI is shown in Note 12.

(iv)	Trading portfolio risk management
The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.
Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.
Trading portfolios are
marked-to-market
in accordance with the Bank’s valuation policies. Positions are marked-to-market
daily and valuations are independently reviewed by back office, GRM or finance units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day
holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses historical resampling. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2021
($ millions)	As at October 31, 2021	Average	High	Low	As at October 31, 2020
Credit spread plus interest rate	$10.3	$11.9	$23.2	$4.5	$11.5
Credit spread	2.0	5.4	12.7	0.5	11.1
Interest rate	11.5	12.2	22.0	4.6	11.4
Equities	6.7	5.9	20.8	2.2	3.1
Foreign exchange	2.0	2.7	5.7	1.4	4.6
Commodities	1.3	3.9	8.7	1.0	5.0
Debt specific	1.5	2.8	5.1	1.5	5.2
Diversification effect	(8.6)	(13.1)	n/a	n/a	(14.8)
All-Bank VaR	$13.2	$14.1	$32.8	$7.9	$14.6
All-Bank stressed VaR	$36.1	$36.2	$50.5	$22.0	$37.0
Below are the market risk capital requirements as at October 31, 2021.

($ millions)
All-Bank VaR	$93
All-Bank stressed VaR (1)	353
Incremental risk charge	150
Standardized approach	53
Total market risk capital	$649	(2)

(1)	A market risk capital add-on was applied in Q4 to reflect higher stressed VaR utilization from 2020 COVID-19 stress period.
(2)	Equates to $8,112 million of risk-weighted assets (October 31, 202 0 – $7,327 million).

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Consolidated Financial Statements

(d)	Operational risk
Operational risk is the risk of loss resulting from people, inadequate or failed processes and systems, or from external events. Operational risk includes third party risk management and legal risk but excludes strategic risk and reputational risk. It also exists in some form in each of the Bank’s business and support activities, and third parties to whom activities have been outsourced. It can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. The Bank’s Operational Risk Management Framework outlines the Bank’s structured approach for effective management of enterprise-wide operational risk in a manner consistent with best practices and regulatory requirements.

37	Acquisition and Divestitures
Acquisition
Scotiabank Chile
On May 12, 2021, the Bank increased its ownership in Scotiabank Chile through the acquisition of an additional 7.0% stake from the non-controlling
shareholder for $481 million, resulting in ownership of 83% in Scotiabank Chile. This transaction between the Bank and the non-controlling
 shareholder
did not result in a change in the carrying value of the assets and liabilities of the subsidiary, and there was no impact on the Bank’s Consolidated Statement of Income.
The transaction negatively impacted Scotiabank’s Common Equity Tier 1 capital ratio by six basis points. Scotiabank Chile forms part of the International Banking business segment.
Completed acquisitions impacting 2019
Banco Dominicano del Progreso, Dominican Republic
On March 1, 2019, the Bank acquired 97.44% of the voting shares of Banco Dominicano del Progreso, a bank with operations in the Dominican Republic, in exchange for total consideration of $440 million in cash, including goodwill of $271 million. The acquired business forms part of the International Banking business segment.
Banco Cencosud, Peru
On March 1, 2019, the Bank acquired 51% of the voting shares of Banco Cencosud, Peru in exchange for total consideration of $133 million in cash. The Bank and Banco Cencosud will jointly manage the credit card operations and offer other products and services to customers in partnership for 15 years. The acquired business forms part of the International Banking business segment.
Divestitures
Closed divestitures impacting the current fiscal year
Operations in Belize
On March 31, 2021, the Bank completed the sale of its 100% interest in Scotiabank (Belize) Ltd. to Caribbean Investment Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.
All assets and liabilities related to this operation were derecognized on the closing date. The net impact to the Bank of this transaction was not significant.
Operations in Antigua and Barbuda
On September 1, 2021, the Bank announced that it has completed the sale of its banking operations in Antigua and Barbuda to Eastern Caribbean Amalgamated Bank Limited, upon receiving regulatory approvals and satisfying closing conditions.
All assets and liabilities related to this operation were derecognized on the closing date. The net impact to the Bank of this transaction is not significant.
Closed divestitures impacting the prior fiscal years
2020
Thanachart Bank, Thailand
On December 3, 2019, the Bank completed the sale to reduce its 49% interest in Thanachart Bank Public Company Limited (“TBank”) in Thailand, upon receiving regulatory approvals and satisfying closing conditions. As part of agreements entered into with ING Groep N.V., TBank, Thanachart Capital Public Co., Ltd and TMB Bank Public Company Limited (“TMB”) in August 2019, the Bank sold its 49% interest in TBank in exchange for cash and an approximately 6% ownership interest in the form of common shares in TMB. As per the agreements, TBank became a wholly-owned subsidiary of TMB.
The shares held by the Bank in TMB, which were classified as investment securities measured at fair value through profit or loss, were sold during the fiscal year 2021.
The carrying value of the Bank’s 49% interest in TBank of $3.6 billion was derecognized on the date of close and a net gain of approximately $426 million before tax ($414 million after tax) was recorded in
Non-interest
income – Other and reported in the Other segment. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately 36 basis points.
As part of the overall transaction, the Bank retained a 49%

interest in two TBank subsidiaries, which are classified as investment in associates for which the Bank follows the equity method of accounting.
Pension fund operations in Colombia
On December 13, 2019, the Bank completed the sale of its 51% interest in AFP Colfondos to an affiliate of AFP Habitat, upon receiving regulatory approvals and satisfying closing conditions.
All assets and liabilities of approximately $240 million and $53 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $112 million after tax and non-controlling
interests (2020 – $48 million; 2019 – $64 million) was recorded in
Non-interest
income – Other and reported in the Other segment.

2021 Scotiabank Annual Report
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Consolidated Financial Statements

In the Consolidated Statement of Shareholder’s Equity, a gain of $27 million after tax was reclassified from AOCI to retained earnings related to investment securities designated as fair value through other comprehensive income, bringing the net impact of the divestiture to a net loss of $85 million.
Operations in Puerto Rico and the U.S. Virgin Islands
On December 31, 2019, the Bank completed the sale of its operations in Puerto Rico and the U.S. Virgin Islands (“USVI”) to Oriental Bank, a subsidiary of OFG Bancorp, upon receiving regulatory approvals and satisfying closing conditions.
All assets and liabilities of approximately $4,800 million and $4,166 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $424 million after tax (2020 – $22 million; 2019 – $402 million) was recorded in
Non-interest
income – Other and reported in the Other segment. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately seven basis points.
Insurance and banking operations in El Salvador
On January 31, 2020, the Bank completed the sale of its banking and insurance operations in El Salvador, including Scotiabank El Salvador, its subsidiaries and Scotia Seguros
,
to Imperia Intercontinental Inc, upon receiving regulatory approvals and satisfying closing conditions.
All assets and liabilities of approximately $2,796 million and $2,481 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $164 million after tax (2020 – $28 million; 2019 – $136 million) was recorded in
Non-interest
income – Other and reported in the Other segment. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately four basis points.

Operations in British Virgin Islands
On May 31, 2020, the Bank completed the sale of its banking operations in the British Virgin Islands to Republic Financial Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.
All assets and liabilities of approximately $631 million and $537 million, respectively, in relation to these operations have been derecognized on the date of close and a total gain of approximately $48 million after tax was recorded in
Non-interest
income – Other and reported in the Other segment. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately two basis points.
2019
Pension and insurance operations in the Dominican Republic
On April 30, 2019, the Bank completed the sale of Scotia Crecer AFP and Scotia Seguros, its pension and related insurance businesses in the Dominican Republic to Grupo Rizek, upon receiving regulatory approvals and satisfying closing conditions.
All assets and liabilities of approximately $111 million and $26 million, respectively, in relation to this business were derecognized on the date of close and a net gain of approximately $273 million after tax was recorded in Non-interest income – Other and reported in the Other segment.
Banking operations in the Caribbean
On October 31, 2019, the Bank completed the sale of its banking operations in seven non-core markets in the Caribbean (Anguilla, Dominica, Grenada, St. Kitts & Nevis, St. Lucia, St. Maarten, St. Vincent & the Grenadines) to Republic Financial Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.
All assets and liabilities of approximately $2,086 million and $2,069 million, respectively, in relation to these operations were derecognized on the date of close and a net gain of approximately $38 million after tax was recorded in Non-interest income – Other and reported in the Other segment.
Divestiture announced that is expected to close in a future period
Operations in Guyana
On March 3, 2021, the Bank announced that it has entered into an agreement to sell its banking operations in Guyana to First Citizens Bank Limited. The transaction is subject to regulatory approvals and customary closing conditions.

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